Form 10-K405, Exhibit 13
period 1996-09-30
ESSEF CORP
filed 1996-12-23
CIK 814037

                                                                      Exhibit 13

Movement, Storage and Treatment of Water:
A Global Industry

ESSEF
1996 Annual Report

[Reverse-type caption]

ABOUT THE COMPANY

Essef Corporation is the world's largest supplier of high-performance composite components and subsystems for the movement, storage, and treatment of water and other liquids. The Company's products, which incorporate advanced technologies, are basic to nearly every water treatment filtration or storage system manufactured today. End users in more than fifty countries on six continents rely on Essef's skilled people to provide products and services that deliver integrated solutions for commercial, residential, industrial, and municipal applications.
[Text resumes]

FINANCIAL HIGHLIGHTS
(Dollars in thousands except per share data)
                                               1996             1995        Change
                                               -----------------------------------

Net Sales                                  $200,864         $157,507        + 27.5%
Income From Operations                       17,039           11,905        + 43.1
Income Before Extraordinary Item              9,326            6,591        + 41.5
Net Income                                    9,326            7,511        + 24.2
Net Income Per Share Before
  Extraordinary Item                           1.56             1.13        + 38.1
Net Income Per Share                           1.56             1.29        + 20.9
Shareholders' Equity                         53,338           51,426        +  3.7
Return on Shareholders' Equity                 17.4%            17.4%          --
Book Value Per Share                     $    11.11      $      9.91        + 12.1

GENERAL INFORMATION

ANNUAL MEETING

The Annual Meeting of Shareholders of Essef Corporation will be held at the Corporate offices on January 23, 1997, at 10:00 a.m.

FORM 10-K

Copies of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission will be provided upon written request to:

     Stuart D. Neidus
     Executive Vice President and
     Chief Financial Officer
     Essef Corporation
     220 Park Drive
     Chardon, Ohio 44024

TRANSFER AGENT AND REGISTRAR

Key Corp Shareholder Services, Inc.
127 Public Square, Post Office Box 6477, Cleveland, Ohio 44115
Customer Service (800) 542-7792.

STOCK EXCHANGE LISTING

Essef Corporation Common Shares are listed in the NASDAQ Stock Market under the symbol ESSF.

 TO OUR SHAREHOLDERS:

   Our return on stockholders' equity last year was 17.4%, resulting in earnings of $9,326,000 or $1.56 per share. The EPS increased 38.1% from the previous year's $1.13 before extraordinary item, well above our long-term goal of a 15-20% increase per year. Sales also set a new record at $200,864,000, an increase of 27.5%. Growth came both from acquisitions made in fiscal 1995 as well as from internal growth, as anticipated in our strategy. Our cash generated from operations increased over 45% to $16,403,000 with the majority of the funds used for capital expenditures and our stock repurchase program.

                                   1996 REVIEW

   In contrast with 1995 when we made three acquisitions, our attention in 1996 was focused on assimilating acquisitions and on investments supporting internal growth. We continue to be very pleased with the acquisitions we have made. In all cases they are contributing to earnings and generally their organizations have been successfully integrated. Particularly strong growth took place at CodeLine, formerly Advanced Structures, Inc., under Peter Darby's leadership where sales increased over 20% and profits exceeded expectations. This acquisition increased our participation in the rapidly growing membrane filtration market with a product line that shares technology and distribution channels with our pressure vessel operations.
   The most important investment commitment that we made during the year was to India and Southeast Asia. We formed a wholly owned subsidiary in India and expect to complete a 70,000 square foot plant there this year. Initially the organization will produce and market pressure vessels for export and domestic use while gradually adding other Essef products including resold products and products developed or produced under license to meet the needs of the region. We also opened an office in Taiwan and will add additional sales people in the region in 1997.
   In North America we began a plant expansion in Chardon, Ohio to expand capacity and to broaden our line which now includes the largest composite pressure vessels in the world at 96 inches in diameter and 5,000 gallons in capacity. A line of commercial boilers was developed by adapting and scaling up the technology of our very successful MiniMax heater. A family of smaller, lower cost membrane filter pressure vessels was introduced for the commercial market to complement our traditional strength in the high performance specification market. One of the product areas with the greatest potential is pressure vessels in various hot water applications. Historically, composite vessels were limited to applications up to 150 degrees F, but this year we field tested, gained certification for and began selling designs which work at 180 degrees F. Our goal is 240 degrees F.
   In all, we developed some 50 products, all reflecting our strong and continuing commitment to internal growth, to new products and to continuous improvement in every business. This commitment is reflected in our engineering and development expenditures which increased 33% to $5.5 million.
   Hobson did not recover quickly from its fire and had a poor year, earning $.08 per share less than in fiscal 1995. We are continuing to try to sell Hobson but will do so only at a satisfactory price. However, Hobson's poor performance was offset by the improvement of ENPAC which made a slight positive contribution. While we are encouraged about ENPAC's performance, we are watching it closely to prevent unpleasant surprises and are working with its management to develop an appropriate business strategy. The start-up and development costs of our joint venture, Reflex-

[Reverse-type caption]

"The year's numbers--17.4% return on equity, $200 million in sales, $1.56 in earnings--reflect a successful year as a result of hard work by an outstanding group of people and a generally favorable economic environment."

"Along with our commitment to superior operating performance, we are committed to providing attractive long term returns to shareholders, returns which reflect those operating results."

"Your Company today has the best people, the broadest capability, best positioning and soundest financial condition in its history. With that, we are committed to producing superior operating results and returns to you, our shareholders."

[Text resumes]

WellMate, reduced our earnings by about $.04 per share as the implementation date of the German legislation which the joint venture's products were designed to meet was delayed until early 1997. The products developed for Reflex-WellMate are our first entree into the European market for pressure vessels in hot water systems.
   The year's numbers--17.4% return on equity, $200 million in sales, $1.56 in earnings--reflect a successful year as a result of hard work by an outstanding group of people and a generally favorable economic environment. What the numbers conceal are the many expenditures that were made and programs that were undertaken to ensure the continuation of that success in the future.

                                    STRATEGY

   Essef is the world's leading producer of composite pressure vessels for the movement, storage and treatment of water. The goal of our development work is to increase the capability of those vessels to make them suitable for use in more applications, applications where metal vessels are presently required. Capability spans many characteristics including for example, size, temperature capability, pressure rating and cost. The Chardon expansion addresses the size characteristic and will open new markets in applications such as very large filters for water parks and aquariums. Increased temperature capability is being broadly addressed and will lead us into hot water storage and expansion tanks and vessels used in hot water processing systems such as commercial dishwashers. Development work in membrane housings is focused on lower pressure, lower cost vessels to be offered to the fast growing commercial and industrial markets.
   Most of the pressure vessels sold in the world are still made of metal. The primary pressure vessel strategy will continue to be to displace metal vessels by developing vessels that can outperform metal ones and offer increased value to the user. We believe that superior product performance and increased value will translate into a growing business with superior profit margins.
   Essef is also one of the world's leading producers of swimming pool equipment. While our original entry into this market was manufacturing pressure vessels for use as filters, we now offer a broad line of equipment. The pool market in the U.S., which accounts for about 60% of the world's market, is consolidating and we intend to emerge from the consolidation as one of the leaders with an even broader line and stronger position than before. This will be accomplished through a strong customer and cost focus, a continuing commitment to innovative product development and more strategic acquisitions. Our primary pool strategy is to be one of the leading suppliers of a full line of products for the pool industry.
   We have developed water handling expertise throughout Essef but particularly in the pool business. Expertise in areas such as filtration, water heating, and pumping can be applied to many other markets. Another element of our growth strategy is to use that expertise to start new ventures to attack new markets.
    Our final overall strategy is to become much more international. We believe that while the developing markets are small today, the highest growth rates for our products are in those markets outside the U.S. and Europe, and we are committing significant resources to those areas. The plant in India, office in Taiwan, initiatives in Southeast Asia, the Caribbean, Central and South America, Eastern Europe and the Middle East are all aimed at that opportunity.

                                  ORGANIZATION

   Stu Neidus became our Chief Financial Officer in September. Stu with his broad experience as a Partner in a Big 6 accounting firm as well as an Executive Vice President in a very successful Fortune 500 company brings strong new capabilities to the traditional investor relations, treasury and controllership functions. However, he has experience in and will also be involved with acquisitions, systems, human resources and overall company operations and strategy.
   Peter Bajka, Peter Darby and Rino Leoni, the three successful entrepreneurs from whom we made our three acquisitions last year, are all enjoying their association with us. We are fortunate to be able to augment our management with them.
   Sunil Ghorawat joined us and has moved his family back to India where he has become the Managing Director of our new Indian subsidiary.

                                     OUTLOOK

   A full year of operations of the three acquisitions completed in the fourth quarter of 1995, new product introductions, geographic expansion and a combination of healthy economies and good weather led to strong growth in 1996. When we analyze the opportunities I have described, we believe that we can continue to produce trend line growth of 10-15% and 15-20% per year in sales and earnings respectively, coming equally from internal growth and acquisitions. While there is some possibility of accelerating that growth with a major acquisition, we are committed to maintaining our sharp focus and profitable performance and will not act rashly to jeopardize what we have accomplished.
   We believe that we have earned superior returns on stockholders' equity in the last several years and that such results can continue with the strategy in place. We are pleased that, in the November 1996 issue, Forbes magazine recognized our performance by selecting us as one of the "Forbes Best 200 Small Companies in America." While we take satisfaction from our accomplishments, we are disappointed that they are not more highly valued by the stock market. While our limited number of tradeable shares can be blamed in part, we believe that we deserve a higher multiple than the 11-12 we have at an $18 stock price, especially in today's elevated stock market. Along with our commitment to superior operating performance, we are committed to providing attractive long term returns to shareholders, returns which reflect those operating results. If we are unable to convince the investment community that our value is much greater than that reflected in our stock price, we will explore other options to have shareholders benefit from our performance. Other options would include a merger or sale of the Company, a more extensive share buyback program or, taking the Company private.
   Your Company today has the best people, the broadest capability, best positioning and soundest financial condition in its history. With that, we are committed to producing superior operating results and returns to you, our shareholders.


Thomas B. Waldin
President and Chief Executive Officer
December 2, 1996

[Reverse-type caption]

Structural North America's composite pressure vessels are used to provide ultra-pure water for the electronics market.

Pac-Fab's
PurexTriton(R)
brand offers water filtration solutions to countries around the world.

WellMate's
high-performing line of low-profile tanks are ideal for booster and in-line applications.

Controls, pumps, heaters, filters and valves -- all produced by Pac Fab -- are key components of swimming pools and spas.

[Text resumes]

Expanding
and Capturing Growth
Opportunities

   Essef made great strides in fiscal 1996, increasing the size and number of its markets and its ability to successfully attack those markets with innovative technology and products and a responsive organization. At the same time, the demand for Essef's products -- components and systems to move, store, and treat water -- continues to grow steadily in every part of the world. As a result, Essef has significantly increased its ability to grow, not only with the market, but also to enlarge its share of the market and sustain its solid growth record.
   Every part of the world needs clean water for health, commerce, agriculture, and recreation. Each of these uses requires components and systems to utilize the world's limited water resources in a more cost-effective manner. This need is growing most rapidly in the developing regions of the world. As high technology and basic manufacturing businesses expand globally, they require pure water to maintain world-class quality. In addition, equipment for wastewater treatment is critical to permit industrial expansion without a threat to the environment and to protect public water supplies. This industrial demand, steady population growth, and the increasing desire for a cleaner and more reliable residential water supply is creating strong, long-term growth opportunities for Essef.
   Essef has built its business on the design, manufacture, and marketing of high-performance, composite pressure vessels and allied components for the storage, treatment, and movement of water. In fiscal 1996, Essef shipped more than 1 million pressure vessels to markets around the world. Perhaps more important, it simultaneously developed new proprietary technologies to expand the end-use applications of its pressure vessels and components. The hot water storage and treatment market is now open for the first time to composite technologies. In addition, new technology has broken several size barriers that previously restricted the use of composites in high-volume applications.



   These developments, along with the introduction of more than fifty new and refined products, have increased Essef's multi-billion dollar available market by more than 20% at the same time that the base demand for water treatment products is increasing by at least 5% per year on a global basis.

World-class engineering has positioned
Essef's Companies as recognized leaders in the markets they serve.


[Graphics]


(Above) Essef continually strives to build products -- and partnerships -- that will achieve continued growth.

(Left) Research, development and testing are key to maintaining Essef's leadership position.

[Reverse-type caption]

Structural North America's high-temperature vessels are used in wide variety of commercial and industrial applications.

A complete line of water treatment products is designed and marketed by Structural Europe N.V.

CodeLine's membrane housing systems are an integral part of municipal water treatment facilities across the country.

ENPAC's innovative line of hazardous material containment products protects workers and the environment.

[Text resumes]

   Essef now employs more than a dozen brand names as vehicles for building the successful sale of its products around the world. Strong brands provide Essef's distribution partners, as well as its own Euroimpex distributor in Italy, the marketing focus and competitive power to capture their increasing business opportunities. The solid growth of our swimming pool segment in fiscal 1996 clearly demonstrates the power of Essef's brand names, as PurexTriton has become widely recognized for the quality, durability, and functionality it represents.
   Geographic expansion was a significant focus for the Company in fiscal 1996. The recognition of Asia as a very attractive market stimulated the formation of Structural India Private, Limited. This new subsidiary has already received government approvals to construct a 70,000 square foot facility to manufacture pressure vessels in Goa, located on the west coast of India. The new facility will economically serve a number of markets, including Europe, the United States, and other Asian countries in addition to India. The facility should begin production by late 1997. Essef has added local sales people in several countries in Asia in order to stimulate product demand and grow current market share. Additional initiatives which began in 1996 in South America, the Caribbean, and the Middle East should yield results in fiscal 1997.
   Essef's investments in people development played a major role in the progress of the business in fiscal 1996 and has increased the potential for continued profitable growth in future years. The company accelerated the implementation of world-class manufacturing processes in order to improve product quality, customer responsiveness, and both people and asset productivity. Essef also invested heavily in equipment and systems in order to increase its competitive advantages. With these investments, Essef is building a clear and sustainable advantage over its competitors, other composite and plastic product manufacturers, as well as steel pressure vessel manufacturers. These investments also provide the company with much stronger ties with its distribution partners.
   With a global perspective, proprietary technologies, and a motivated group of dedicated people, Essef is truly making its mark in an industry that is just becoming recognized by the investment community for its growth opportunities. We are building an organization that is capturing these opportunities for the benefit of our shareholders, employees, customers, and vendors.

[Graphics]

Leading edge manufacturing technology maximizes efficiency, quality and throughput.

(Above) Essef products routinely meet or exceed the exacting standards of the American Society of Mechanical Engineers.

(Left) Essef prides itself on its customer focused and product knowledgeable people.

[Reverse-type caption]

SWIMMING POOL AND
SPA EQUIPMENT BRANDS

WATER TREATMENT
AND SYSTEMS EQUIPMENT
BRANDS

[Text resumes]

REVIEW
OF SEGMENTS AND
OPERATIONS

SWIMMING POOL AND SPA EQUIPMENT SEGMENT

     The Swimming Pool and Spa Equipment segment reached a new milestone in fiscal 1996, surpassing the $100,000,000 mark in sales for the first time at $103,201,000 and increasing income from operations 14% to $9,563,000.

                                  PAC-FAB, INC.

     Pac-Fab strengthened its position in fiscal 1996 as a world-leading manufacturer of swimming pool equipment by focusing on the highest standards in customer service, introducing a record number of new products, expanding into new markets, and continuing to improve its operations through highly motivated and well-trained employee teams.

COMPLETE SYSTEM PRODUCT OFFERING

     Purex, acquired in 1994, and Compool, acquired in late 1995, have been fully integrated with Pac-Fab, incorporating the product strengths of each business into PurexTriton(R), a complete line of pool and spa equipment. The PurexTriton line includes market-leading products such as WhisperFlo(TM) pumps, Triton(TM) filters, and MiniMax(TM) heaters. Adding Compool valves, actuators, and computer controls creates a complete pool and spa system and provides greater value, easier operation, and happier pool owners. Pac-Fab is now the only manufacturer in the world offering a complete line of computer-controlled spa and pool equipment.
     The complete line of PurexTriton products carries a full-system warranty and is backed by service support ready for quick-response shipment to customers from both the North Carolina and California distribution centers. A new information system, combined with improved processes, has increased order processing speed and improved communication with customers.

PRODUCT LINE EXPANSION

    As a result of an outstanding product development team, Pac-Fab has introduced and is developing more new and innovative products than at any time in the Company's history. In 1996, Compool introduced a line of easy-to-use computer controls, which offer industry-leading features. The recently enhanced MiniMax heater line has electronic controls and a balanced flue exhaust, which improves operation in severe wind conditions. Adding to the success of the

MiniMax outdoor heater, the new PowerMax(TM) heater was developed with induced draft for indoor application, and the MiniMax XL line of stainless steel heaters offers pool owners extended life and superior operation. The filter line has also been expanded with a new cartridge filter series, which offers a lower cost and user-friendly design. Continuing Pac-Fab's growth in the commercial segment, its line of composite pumps will be available up to 25 horsepower. A complete line of pool heaters and automatic pool cleaners will be introduced in 1997.

PRODUCTIVITY THROUGH PEOPLE
    Highly motivated work cell teams at Pac-Fab's North Carolina and California facilities have steadily improved operations by increasing quality and productivity, reducing cycle time, and supporting outstanding customer service. These self-directed teams continue to be Pac-Fab's greatest strength and are the driving force behind the Company's goal to continuously raise operating performance levels. They are also dedicated to providing increased customer value, while leveraging on its growth to achieve a greater return on investment.
    Building on its market strength in the domestic pool and spa market, Pac-Fab's future growth will also be driven from strategic acquisitions and worldwide market expansion. In 1996, Structural Europe launched the new Azur(TM) above-ground swimming pool line in side- and top-mount versions, creating an important entry into the rapidly growing above-ground segment. In addition, enhancements were made to European design filters, pumps, and valves, and a heater was introduced in order to strengthen the Company's overall position in the European swimming pool equipment market.

POSITIVE OUTLOOK

    The outlook for 1997 is promising for the Swimming Pool & Spa Equipment segment. The two prime market drivers, home mortgage rates and consumer confidence, remain at attractive levels while Pac-Fab's new products and enhanced service levels will provide increased value to the market and further strengthen its competitive position.


WATER TREATMENT AND SYSTEMS EQUIPMENT SEGMENT

    The Water Treatment and Systems segment had its best year ever. Sales increased 37% to $97,663,000 with income from operations increasing 71% to $10,319,000.
    Six business units make up this important and rapidly growing segment. Structural North America is organized in three business units: Pressure Vessels and WellMate in Chardon, Ohio, and CodeLine(TM) in Escondido, California. Structural Europe has one unit headquartered in Belgium, and its Euroimpex business is headquartered in Milan, Italy. The Company's ENPAC unit is located in Eastlake, Ohio.

                                PRESSURE VESSELS

EXPANDING GROWTH OPPORTUNITIES
    The Pressure Vessel team set new records for sales growth and earnings. Significant product development investments over the past two years contributed to sales growth in 1996 and expanded the markets in which Structural North America competes. Specifically, the Company introduced ASME-rated pressure vessels for high-temperature applications and

[Reverse-type caption]

WATER TREATMENT
AND SYSTEMS EQUIPMENT
BRANDS

[Text resumes]

developed 96-inch diameter composite pressure vessels. Also driving sales growth was the further market penetration in the Pacific Rim, where sales increased significantly, because of more sales people in Asia.
    The expanded product and geographic opportunities for pressure vessels led to the approval of a $3 million addition to the manufacturing facility in Chardon, which will focus on large-diameter and high-temperature pressure vessels. The business unit's increased capacity was due to significant productivity gains, which also led to lower production costs for the entire line of fiberglass reinforced plastics and composite pressure vessels. As a result of larger available markets, wider product performance and increased capacity, the outlook for Pressure Vessels is more attractive than at any point in the Company's history.

                                    WELLMATE

ACHIEVING RECORD PERFORMANCE
    The WellMate business unit also enjoyed a record year in 1996, outperforming any prior year by a significant margin. The record year can be attributed to the WellMate team's redesign of its products and processes, which increased sales and reduced costs. Two new product lines, MiniMate(TM) and Low-Profile(TM), were met with quick market acceptance and are expected to contribute strongly to WellMate's growth in 1997. The WellMate business also introduced the CompTec(TM) brand, a line of hydro-pneumatic pressure vessels targeted at the industrial and commercial market segments. The CompTec product line can be used not only in cold-water applications, but also in hot-water applications, where composite products historically could not be used.
    The WellMate team has created a solid base of outstanding product performance, compelling business economics, an ongoing product development program, and a new brand for the commercial and industrial segment. The team-based approach to organization can respond more quickly and effectively to the growth opportunities in the market.

                                    CODELINE

CONTINUING RAPID GROWTH
    The CodeLine membrane housing team also achieved record sales and earnings in fiscal 1996. In this first full year since the August 1995 acquisition, manufacturing capacity doubled and productivity improved significantly. At the same time, the CodeLine organization was effectively integrated with the Pressure Vessel businesses.
    In fiscal 1996, the membrane housing segment increased its investment in product development. As a result, in 1997, two new low-pressure, low-cost four-inch diameter housings will be introduced along with a patented lower-cost design head for the eight-inch diameter product line. These products, and the segment's expanded capacity, will support CodeLine's leadership position in the global reverse osmosis market segment, which is growing at 15 percent to 20 percent per year.

                                STRUCTURAL EUROPE

INTEGRATING EUROIMPEX
    Fiscal 1996 was a challenging but exciting year for Structural Europe. The talented people at this unit integrated the Euroimpex acquisition, which was completed in August 1995, and made significant progress in expanding manufacturing capacity, the product line, and market coverage.
    Euroimpex has been a valuable addition and solid contributor to the European operations, both because of strong manufacturing capability and its position as the leading water treatment component distributor in Italy.
    Structural Europe invested heavily at the beginning of fiscal 1996 in new blow-molding and manufacturing equipment in order to double the capacity of the fast-growing composite product line. In addition, it developed new welding and rotomolding technologies that can use a wider range of high-performance plastic materials in pressure vessel production. These new engineering efforts expand the number of commercial and industrial pressure vessel products available to serve the rapidly growing global demand.

[Graphic]

    Structural Europe also made significant investments in marketing and sales to strengthen CodeLine's position in the membrane housing product market and to introduce ENPAC products. In addition, new initiatives for all Essef products were started in eastern Europe and the Middle East, both developing markets with excellent growth opportunities.
    It is hoped that fiscal 1997 will bring revitalization of the German and French economies, which should permit Structural Europe to capitalize on its investments in manufacturing capacity, product-line expansion, and marketing and sales capabilities.


                                ENPAC CORPORATION

RETURNING TO SOLID PERFORMANCE
    ENPAC, the Company's venture in spill-containment and environmental-protection products, exhibited a turnaround during fiscal 1996 with substantial improvements in both sales and operating profit. The turnaround was largely due to the introduction of new products, better focus in distribution, cost control, and improvements in operating efficiency. Fiscal 1996 also saw two noticeable events: the favorable resolution of a lawsuit against two former employees and their companies over breach of fiduciary duty; and the consolidation in September 1996 of ENPAC's operations in a newer, more efficient building in Eastlake, Ohio.
    ENPAC implemented several new programs, intensive training efforts, and creative promotions to strengthen its distribution network in fiscal 1996. The subsidiary also introduced six products, which offer additional spill prevention capabilities.
    With its more efficient management and facility in place, ENPAC expects to continue to increase its sales and profits through refined marketing and distribution efforts and the introduction of several new and high value-added products in fiscal 1997.

SELECTED FINANCIAL DATA
Essef Corporation and Subsidiaries

                                                                         Years Ended September 30,
                                                                         -------------------------
(Dollars in thousands except per share data)          1996           1995           1994            1993           1992
-----------------------------------------------------------------------------------------------------------------------
OPERATING DATA
Net Sales                                         $200,864       $157,507       $134,020        $104,466        $99,061
Income from Operations                              17,039         11,905         12,010           6,987          8,180
Income Before
  Extraordinary Item                                 9,326          6,591          6,995           6,173          6,960
Net Income                                           9,326          7,511          6,995           6,173          6,960
Per Share
  Income Before Extraordinary Item                    1.56           1.13           1.22            1.08           1.22
  Net Income                                          1.56           1.29           1.22            1.08           1.22
  Net Income - Proforma*                              1.56           1.29           1.22            0.76           0.89
Return on Shareholders' Equity                        17.4%         17.4%           20.8%           23.1%          33.5%



BALANCE SHEET DATA
Total Assets                                      $111,248       $106,624        $74,171         $55,199        $57,297
Working Capital                                     15,201         18,725         18,212           8,316          4,880
Current Ratio                                        1.4:1          1.6:1          2.0:1           1.6:1          1.3:1
Long-Term Debt                                      17,512         20,788         16,246           8,819         12,573
Shareholders' Equity                                53,338         51,426         37,896          30,076         25,598
Long-Term Debt to Equity                                33%            40%            43%             29%            49%
Book Value Per Share                                 11.11           9.91           7.78            6.18           5.27


* Proforma: on a fully taxed basis to give effect to the utilization of tax loss carryforwards in 1993 and 1992.

                                                                         Years Ended September 30,
                                                                         -------------------------
                                                      1996           1995           1994            1993           1992
-----------------------------------------------------------------------------------------------------------------------
OTHER DATA
Capital Expenditures                            $    6,580      $   8,387      $   4,906       $   3,662       $  5,757
Depreciation and Amortization                        5,909          6,229          5,499           5,210          5,146
Engineering and Development                          5,547          4,174          3,168           2,581          2,207
Average Fully Diluted Shares
  Outstanding                                    5,992,067      5,831,098      5,742,705       5,713,763      5,696,268
Market Price of Stock
  High                                               18.50          18.50          18.25           14.00          13.63
  Low                                                14.50          14.00          11.50           10.25           8.00
  At September 30                                    17.50          17.50          14.25           11.75          12.00

QUARTERLY FINANCIAL INFORMATION (Unaudited)
                                  1st Quarter             2nd Quarter              3rd Quarter             4th Quarter
(Dollars in thousands           ---------------         ---------------         ---------------         ---------------
except per share data)          1996       1995         1996       1995         1996       1995         1996       1995
-----------------------------------------------------------------------------------------------------------------------
Net Sales                    $39,133    $32,019      $53,674    $39,926      $61,376    $45,942      $46,681    $39,620
Gross Profit                  10,880      8,951       15,256     11,525       18,561     13,574       13,465      9,333
Income Before
  Extraordinary Item             890        897        2,697      2,125        4,363      3,179        1,376        390
Net Income                       890        897        2,697      2,125        4,363      3,179        1,376      1,310
Per Share
  Income Before
    Extraordinary Item           .15        .16          .44        .37          .73        .55          .24        .06
  Net Income                     .15        .16          .44        .37          .73        .55          .24        .22
Market Price of Stock
  High                      $  18.50   $  16.00     $  17.75   $  16.25     $  17.50   $  16.50     $  18.50   $  18.50
  Low                       $  14.50   $  14.25     $  15.75   $  14.00     $  14.50   $  15.50     $  15.75   $  15.75

EPS - PROFORMA                             BOOK VALUE PER SHARE

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

1996 Compared to 1995

Net sales of $200,864,000 increased 27.5% from 1995 net sales of $157,507,000.
The 1995 acquisitions of CodeLine, Compool and Euroimpex represented approximately 17.1% of the increase while growth within each of the existing businesses accounted for the balance. The Company's continued emphasis on global expansion resulted in foreign sales growth of 51.9% versus 24.1% domestic growth. As of September 30, 1996 and 1995, the Company had a backlog of orders of approximately $10,114,000 and $7,511,000, respectively. The Company expects that the September 30, 1996 backlog will be delivered in fiscal 1997.

Cost of sales decreased from 72.5% to 71.0% of net sales. The decrease was attributable to cost reduction programs and a reduction in depreciation expense. Operating expenses, consisting of engineering and development, selling, and administrative expenses increased $9,645,000. As a percentage of sales, operating expenses increased slightly from 20.0% to 20.5%. The increase was attributable primarily to the costs of integrating acquired businesses and their different cost structures, new system start-up costs, greater investments in engineering and development, and higher employee related costs.

Interest expense increased by $535,000 or 25.8% to $2,610,000. This was the result of an approximate 23.9% increase in average outstanding borrowings and an increase in the effective interest rate of approximately 75 basis points.

The Company's effective tax rate of 35.0% was lower than the 1995 rate of 36.0% due to the impact of foreign taxes.

The above items resulted in a 41.5% increase in income before extraordinary item, and a 38.1% increase in income per share before extraordinary item while net income increased 24.2% and net income per share increased 20.9%.

RESULTS OF OPERATIONS

1995 Compared with 1994

Net sales of $157,507,000 increased 17.5% from 1994 net sales of $134,020,000.
Acquisitions represented approximately 13.7% of the increase while new products and a steady demand accounted for the balance. The Company's emphasis on global expansion and acquisitions resulted in foreign sales growth of 25.1% versus 16.5% domestic growth. As of September 30, 1995 and 1994, the Company had a backlog of orders of approximately $7,511,000 and $7,871,000, respectively.

Cost of sales increased from 69.6% to 72.5%. All divisions experienced increases except Structural Europe which was flat. The increase in cost of sales was primarily the result of increases in material cost and changes in product mix. Operating expenses increased $2,751,000, but as a percentage of sales decreased from 21.4% to 20.0%. The percentage of sales decrease was a result of better management of operating expenses and increased sales.

Interest expense increased by $800,000 to $2,075,000. This was the result of an approximate 15% increase in average outstanding borrowings of the Company (for acquisition purposes) and an increase in the effective interest rate of approximately 170 basis points.

The Company's effective tax rate of 36.0% was lower than the 1994 effective tax rate of 38.5% due primarily to lower foreign rates.

The extraordinary item in 1995 is the excess of $1,437,000 (less related income tax of $517,000) of the insurance claim proceeds over the net book value of the Company's assets destroyed as a result of the fire in Hobson Brothers' foundry building. The above items resulted in a 7.3% increase in net income and a 5.7% increase in net income per share.

LIQUIDITY AND CAPITAL RESOURCES

The Company had working capital of $15,201,000 at September 30, 1996 compared to $18,725,000 at September 30, 1995, and the ratio of current assets to current liabilities decreased slightly to 1.4 to 1 from 1.6 to 1. Cash flows from operating activities generated $16,403,000 versus $11,287,000 in 1995 and was the primary source of funds needed for capital expenditures and to repurchase shares. In 1996, the Company invested $6,580,000 in property, plant and equipment to improve productivity, expand capacity and add new products.

As part of a program previously authorized by the Board of Directors, the Company purchased approximately 403,000 shares of its Common Stock in 1996 for $7,012,000. In July 1996, the Board increased the authorization for repurchases to 925,000 shares to be used for strategic acquisitions and employee incentive plans.

The Company expects to continue its policy of not paying dividends and retaining earnings and cash for the future expansion of the business.

The Company has a revolving loan, acquisition-related line of credit and term loan facility providing a maximum availability of $53,000,000 through its bank group. In addition, the Company's European subsidiaries have lines of credit of $15,000,000. As of September 30, 1996, approximately $42,100,000 is available under these facilities. Management expects that cash generated from operating activities combined with its borrowing capacity will be sufficient to meet its current obligations, to fund current operating and capital requirements and finance future growth.

The Company is involved in various claims and lawsuits incidental to its business, including product liability claims which are covered by insurance. Although the Company believes that its reserves are adequate, a significant increase in the aggregate amount of claims could have an adverse effect on the deductible level or upon the Company's ability to obtain product liability coverage for certain product lines. Management is addressing this issue in various ways and is reasonably confident, but cannot guarantee, that the situation will be managed with no material adverse impact on the Company.

CONSOLIDATED STATEMENTS OF INCOME
Essef Corporation and Subsidiaries

                                                                 Years Ended September 30,
                                                                 -------------------------
(Dollars in thousands except per share data)         1996                  1995                  1994
-----------------------------------------------------------------------------------------------------
Net sales                                        $200,864              $157,507              $134,020
Cost of sales                                     142,702               114,124                93,283
-----------------------------------------------------------------------------------------------------
Gross profit                                       58,162                43,383                40,737
Operating expenses
  Engineering and development                       5,547                 4,174                 3,168
  Selling                                          19,534                16,319                16,105
  Administrative                                   16,042                10,985                 9,454
-----------------------------------------------------------------------------------------------------

  Total operating expenses                         41,123                31,478                28,727
-----------------------------------------------------------------------------------------------------

Income from operations                             17,039                11,905                12,010
  Interest expense                                  2,610                 2,075                 1,275
  Other (income) expense, net                          82                  (471)                 (639)
-----------------------------------------------------------------------------------------------------

Income before income taxes
  and extraordinary item                           14,347                10,301                11,374

  Provision for income taxes                        5,021                 3,710                 4,379
-----------------------------------------------------------------------------------------------------

Income before extraordinary item                    9,326                 6,591                 6,995

Extraordinary item
  less applicable income taxes of $517                 --                   920                    --
-----------------------------------------------------------------------------------------------------

Net income                                       $  9,326              $  7,511              $  6,995
=====================================================================================================
Per share information:
  Income before
    extraordinary item                           $   1.56              $   1.13              $   1.22
=====================================================================================================

  Net income                                     $   1.56              $   1.29              $   1.22
=====================================================================================================

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
Essef Corporation and Subsidiaries

Assets                                                                                             September 30,
                                                                                                   -------------
(Dollars in thousands)                                                                       1996                 1995
----------------------------------------------------------------------------------------------------------------------
Current Assets
   Cash and cash equivalents                                                             $  2,620             $  3,870
   Accounts receivable, less allowance for doubtful
     accounts of $1,319 and $1,167, respectively                                           29,017               25,714
   Inventories                                                                             19,445               16,928
   Prepayments and other                                                                    1,645                3,165
----------------------------------------------------------------------------------------------------------------------
       Total current assets                                                                52,727               49,677
Property, Plant and Equipment, at cost
   Land                                                                                       363                  369
   Buildings                                                                               17,805               17,582
   Machinery and equipment                                                                 69,193               64,178
----------------------------------------------------------------------------------------------------------------------
                                                                                           87,361               82,129
   Less accumulated depreciation                                                           49,064               44,383
----------------------------------------------------------------------------------------------------------------------
       Net property, plant and equipment                                                   38,297               37,746
Other Assets
   Real estate held for sale                                                                4,333                4,333
   Goodwill, net                                                                           13,402               13,305
   Other                                                                                    2,489                1,563
----------------------------------------------------------------------------------------------------------------------
                                                                                         $111,248             $106,624
======================================================================================================================

Liabilities and Shareholders' Equity
----------------------------------------------------------------------------------------------------------------------

Current Liabilities
   Notes payable                                                                         $  6,999             $  5,383
   Current maturities of long-term debt                                                     1,467                1,522
   Accounts payable                                                                        12,247                9,562
   Accrued expenses                                                                         7,422                7,716
   Accrued compensation                                                                     5,059                4,057
   Accrued income taxes                                                                     4,332                2,712
----------------------------------------------------------------------------------------------------------------------
       Total current liabilities                                                           37,526               30,952
Long-Term Debt                                                                             17,512               20,788
Deferred Income Taxes                                                                       1,890                1,571
Other Long-Term Liabilities                                                                   982                1,887
Shareholders' Equity
   Preferred shares without par value, authorized 1,000,000 shares, none issued                --                   --
   Common shares without par value, authorized 15,000,000 shares,
     issued 5,306,627 and 5,289,188 shares, respectively                                   21,444               21,361
   Treasury shares at cost, 503,927 and 101,330 shares, respectively                       (7,962)                (950)
   Retained earnings                                                                       38,338               29,012
   Foreign currency translation adjustment                                                  1,518                2,003
----------------------------------------------------------------------------------------------------------------------
       Total shareholders' equity                                                          53,338               51,426
----------------------------------------------------------------------------------------------------------------------
                                                                                         $111,248             $106,624
======================================================================================================================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Essef Corporation and Subsidiaries

                                                       Years Ended September 30,
                                                       -------------------------
                                                             Cumulative
                                    Common      Retained    Translation       Treasury
(Dollars in thousands)               Stock      Earnings     Adjustment          Stock          Total
-----------------------------------------------------------------------------------------------------
Balance--
  September 30, 1993               $15,751       $l4,506         $  769        $  (950)       $30,076
Net income                              --         6,995             --             --          6,995
Exercise of stock
  options (4,205 shares)               244            --             --             --            244
Foreign currency
  translation adjustment                --            --            581             --            581
-----------------------------------------------------------------------------------------------------

Balance--
  September 30, 1994                15,995        21,501          1,350           (950)        37,896
Net income                              --         7,511             --             --          7,511
Exercise of stock                       96            --             --             --             96
  options (8,947 shares)
Issuance of shares
  for acquisition
  (309,991 shares)                   5,270            --             --             --          5,270
Foreign currency
  translation adjustment                --            --            653             --            653
-----------------------------------------------------------------------------------------------------

Balance--
  September 30, 1995                21,361        29,012          2,003           (950)        51,426
Net income                              --         9,326             --             --          9,326
Exercise of stock
  options (17,439 shares)               83            --             --             --             83
Purchase of treasury
  shares (402,597 shares)               --            --             --         (7,012)        (7,012)
Foreign currency
  translation adjustment                --            --           (485)            --           (485)
-----------------------------------------------------------------------------------------------------

Balance--
  September 30, 1996               $21,444       $38,338         $1,518        $(7,962)       $53,338
=====================================================================================================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Essef Corporation and Subsidiaries

                                                                           Years Ended September 30,
                                                                           -------------------------
(Dollars in thousands)                                                   1996        1995        1994
-----------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
Net income                                                            $ 9,326     $ 7,511     $ 6,995
Adjustments to reconcile net income
   to net cash from operating activities
     Extraordinary item                                                     --        (920)        --
     Depreciation and amortization                                      5,909       6,229       5,499
     Other                                                                195           --         26
Changes in operating assets and
   liabilities
     Accounts receivable                                               (3,508)     (1,929)     (6,326)
     Inventories                                                       (2,604)     (1,046)         29
     Prepayments and other                                              1,518      (1,484)        (85)
     Accounts payable                                                   3,762         243         996
     Accrued expenses                                                     747      (1,428)      l,389
     Accrued and deferred income taxes                                  1,963       4,111        (367)
     Other long-term liabilities                                         (905)         --          --
-----------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                       16,403      11,287       8,156
-----------------------------------------------------------------------------------------------------

Cash Flows From Investing Activities
   Additions to property, plant and equipment                          (6,580)     (8,387)     (4,906)
   Business acquisitions                                                 (936)     (1,577)    (10,750)
   Other, net                                                          (1,449)     (1,785)        134
-----------------------------------------------------------------------------------------------------
       Net cash used in investing activities                           (8,965)    (11,749)    (15,522)
-----------------------------------------------------------------------------------------------------

Cash Flows From Financing Activities
   Proceeds from long-term debt                                            --       5,900       9,643
   Repayments of long-term debt                                        (3,331)     (9,556)     (2,848)
   Increase in notes payable                                            1,572       5,383          --
   Treasury stock acquired                                             (7,012)         --          --
   Proceeds from exercise of stock options                                 83          96         244
-----------------------------------------------------------------------------------------------------
       Net cash provided by (used in)
         financing activities                                          (8,688)      1,823       7,039
-----------------------------------------------------------------------------------------------------

       Net increase (decrease) in cash
         and cash equivalents                                          (1,250)      1,361        (327)
Cash and cash equivalents
     Beginning of year                                                  3,870       2,509       2,836
-----------------------------------------------------------------------------------------------------
     End of year                                                      $ 2,620     $ 3,870     $ 2,509
=====================================================================================================
Supplemental Cash Flow Information
     Interest paid                                                    $ 2,450     $ 2,168     $ 1,191
     Income taxes paid, net                                           $ 3,080     $   126     $ 4,386

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Essef Corporation and Subsidiaries

September 30, 1996, 1995 and 1994

1     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS
Essef Corporation is the leading worldwide supplier of composite components and subsystems for the movement, storage and treatment of water. Residential, commercial, industrial, and municipal end-users rely on the Company's high-performance products for consistent and reliable results. Essef's technology produces products that are basic to almost any water treatment, filtration, or storage system. The Company reports its business in two segments:
Swimming Pool and Spa Equipment, and Water Treatment and Systems Equipment.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Essef Corporation and subsidiaries (the Company). All significant intercompany items have been eliminated.

CASH AND CASH EQUIVALENTS
The Company considers all highly liquid short term investments with initial maturities of three months or less to be cash equivalents.

DEPRECIATION AND AMORTIZATION
Depreciation is computed on the straight-line method for financial reporting purposes while accelerated methods are used for tax reporting purposes. The Company determined, effective October 1, 1995, that principally due to preventative maintenance programs, asset lives have been extended. As a result the Company prospectively changed the lives of certain assets reducing depreciation expenses by approximately $1,430,000 in 1996. ($.15 per share for the year.)

GOODWILL
Goodwill arising from business acquisitions is amortized on the straight-line method over forty years. Accumulated amortization at September 30, 1996 and 1995 was $465,000 and $130,000, respectively. The Company continually evaluates goodwill to assess recoverability.

INCOME TAXES
The provision for income taxes includes federal, foreign, state and local taxes currently payable and those deferred because of temporary differences between financial statement and tax bases of assets.

EARNINGS PER SHARE
The computation of earnings per share is based on the weighted average number of outstanding common shares and equivalents (stock options) during the periods.

FOREIGN CURRENCY TRANSLATION
Assets and liabilities of the Company's foreign subsidiaries are translated at current exchange rates and the results of operations are translated at the average exchange rates during the periods. Adjustments resulting from these translations are recorded as a separate component of shareholders' equity.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

RECLASSIFICATIONS
Certain reclassifications have been made to prior year amounts in order to be consistent with the presentation for the current year.

2     INVENTORIES

Inventories are stated at the lower of cost or market. Cost was determined using the last-in, first-out (LIFO) method for 59% and 62% of inventories in 1996 and 1995, respectively. The balance of the Company's inventories are valued using the first-in, first-out (FIFO) method. A summary of inventories follows:

(Dollars in thousands)                                                      1996                 1995
-----------------------------------------------------------------------------------------------------
FIFO Cost:
  Raw materials                                                          $10,023              $10,089
  Work-in-process                                                          2,266                2,445
  Finished goods                                                           8,529                6,225
-----------------------------------------------------------------------------------------------------
                                                                          20,818               18,759
Excess of FIFO over LIFO cost                                             (1,373)              (1,831)
-----------------------------------------------------------------------------------------------------
Net inventories                                                          $19,445              $16,928
=====================================================================================================

3     REAL ESTATE HELD FOR SALE

In November 1996, the Company received title to the real estate that in prior years was securing a note receivable under an agreement for deed. The note receivable had been obtained in connection with the sale of assets in 1991. Under the terms of the arrangement, the Company has agreed to lease the property back to the existing tenant for a one-year term. The note, in the amount of $3,850,000 in 1996 and 1995, is now recorded as real estate held for sale which approximates its fair value based on current appraisals.

4    FINANCIAL INSTRUMENTS

The Company has financial instruments which consist primarily of cash and cash equivalents, receivables, payables and debt instruments. The Company has determined that the estimated fair value of its financial instruments approximates carrying value. At September 30, 1996 and 1995, the Company held no derivative financial instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Essef Corporation and Subsidiaries

5     DEBT

The Company's European subsidiaries have lines of credit of approximately $15,000,000 available for working capital. At September 30, 1996 and 1995, approximately $3,249,000 and $1,633,000, respectively was outstanding. At September 30, 1996, interest was at rates ranging from 4.25% to 11.25%. In addition, a note payable of $3,750,000 relating to an acquisition was outstanding at September 30, 1996 and 1995. The interest rate on the note is 8%.

The Company and its bank group have an unsecured $33,000,000 revolving loan, an acquisition-related line of credit in the maximum aggregate amount of $10,000,000, and an additional term loan facility in the maximum aggregate amount of $10,000,000. There were no outstanding borrowings on the acquisition-related line of credit at September 30, 1996 and 1995. The revolving loan is due January 31, 1998 and may be extended in one year increments with the approval of the bank group. The term loan is payable in equal quarterly installments using a seven year amortization schedule with the unpaid principal balance outstanding due January 31, 1998. Interest rates for the revolver, acquisition-related line of credit, and term loan are based on increments over the lead bank's base lending rate or LIBOR rate at the Company's option. A 3/8 percent commitment fee is payable on the unused portion of the revolving loan and the acquisition-related line of credit. The Company is in compliance with all of its covenants under its credit facility. As of September 30, 1996, interest rates for the revolving debt and the term loan ranged from 6.43% to 8.25%.

The long-term debt components are as follows:

                                                                                  September 30,
                                                                                  -------------
(Dollars in thousands)                                                      1996                 1995
-----------------------------------------------------------------------------------------------------
Term loan                                                               $  6,428             $  8,214
Revolving credit agreement                                                12,425               13,900
Other loans                                                                  126                  196
-----------------------------------------------------------------------------------------------------
                                                                          18,979               22,310
Less current maturities                                                    1,467                1,522
-----------------------------------------------------------------------------------------------------
                                                                         $17,512              $20,788
=====================================================================================================

The long-term debt at September 30, 1996 of $17,512 is payable in 1998.

6     INCOME TAXES

The provision for income taxes is calculated based upon the following components of income before taxes:

                                                                      September 30,
                                                                      -------------
(Dollars in thousands)                                  1996                1995                 1994
-----------------------------------------------------------------------------------------------------
Domestic                                             $11,957            $  8,393              $10,225
Foreign                                                2,390               1,908                1,149
-----------------------------------------------------------------------------------------------------
                                                     $14,347             $10,301              $11,374
=====================================================================================================

The significant components of the provision for income taxes are as follows:

                                                                      September 30,
                                                                      -------------
(Dollars in thousands)                                  1996                1995                 1994
-----------------------------------------------------------------------------------------------------
Current
   Federal                                           $ 4,433             $ 2,485              $ 3,369
   Foreign                                              (277)               (311)                 313
   State                                                 546                 226                  603
-----------------------------------------------------------------------------------------------------
     Total current                                     4,702               2,400                4,285
-----------------------------------------------------------------------------------------------------

Deferred
   Federal                                               294               1,199                   96
   Foreign                                               (25)               (116)                 (18)
   State                                                  50                 227                   16
-----------------------------------------------------------------------------------------------------
     Total deferred                                      319               1,310                   94
-----------------------------------------------------------------------------------------------------
                                                     $ 5,021             $ 3,710              $ 4,379
=====================================================================================================

The significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                              September 30,
                                                                              -------------
(Dollars in thousands)                                                      1996           1995
-----------------------------------------------------------------------------------------------
Deferred tax assets
   Nondeductible accruals                                                $ 2,735       $  2,201
   Tax credits and net operating loss carryforwards                          627            403

Deferred tax liabilities
   Depreciation and amortization                                          (5,252)        (4,175)
-----------------------------------------------------------------------------------------------

Net deferred tax liabilities                                             $(1,890)       $(1,571)
===============================================================================================

The consolidated tax provision differs from the tax provision computed at statutory United States tax rates for the following reasons:

                                                                      September 30,
                                                                      -------------
(Dollars in thousands)                                  1996                1995                 1994
-----------------------------------------------------------------------------------------------------
Tax provision at federal rate of 34%                 $ 4,877             $ 3,502              $ 3,867
State income taxes                                       557                 453                  619
Foreign tax differential                                (597)               (426)                 (96)
Other, net                                               184                 181                  (11)
-----------------------------------------------------------------------------------------------------
                                                     $ 5,021             $ 3,710              $ 4,379
=====================================================================================================

7     LEASES

The Company leases some of its facilities and equipment. Total rental expenses were $1,521,000, $982,000 and $945,000 in 1996, 1995 and 1994, respectively.
Minimum annual rental commitments for the next five years under non-cancelable operating leases are the following: 1997, $1,505,000; 1998, $1,368,000; 1999,
$926,000; 2000, $640,000; 2001, $298,000; later years $4,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Essef Corporation and Subsidiaries

8     RETIREMENT AND DEFERRED COMPENSATION PLANS

The Company has a qualified defined contribution retirement plan covering substantially all of its non-union U.S. employees. The plan provides for an annual basic contribution by the Company equal to 2% of each participant's compensation (which is fully vested), a discretionary contribution (which is fully vested after seven years), and a matching contribution (which is fully vested). Total Company contributions were approximately $1,514,000, $1,155,000 and $1,070,000 for the years ended September 30, 1996, 1995 and 1994, respectively.

The Company has a deferred compensation plan which permits certain officers and directors to defer a portion of their compensation. The deferred compensation together with accumulated interest is distributable after retirement or termination and amounted to $564,000 and $576,000 at September 30, 1996 and 1995, respectively.

The Company has a non-qualified retirement plan for its Board of Directors based on years of service and the annual retainers. At September 30, 1996 and 1995, approximately $418,000 and $375,000, respectively have been recorded in other long-term liabilities.

9     BUSINESS SEGMENT INFORMATION

The Company operates in two industry segments: Water Treatment and Systems Equipment, and Swimming Pool and Spa Equipment. The Water Treatment and Systems Equipment segment manufactures products for moving, storing and treating water in residential, commercial, industrial and municipal water supply systems. This segment also manufactures products for the transport and containment of hazardous and industrial waste materials, as well as molds and tools used in the plastic blow molding industries. Swimming Pool and Spa Equipment operations include pumps, filters, heaters, controls, valves, lights and other components for swimming pools and spas. Geographically, operations of the Company are located principally in the United States and Europe. The following table contains a summary of information for each industry segment and by geographic area.

BY INDUSTRY SEGMENT
(Dollars in thousands)
                                               Income                                    Depreciation
Industry                            Net          From   Identifiable          Capital             and
Segment                Year       Sales    Operations         Assets     Expenditures    Amortization
-----------------------------------------------------------------------------------------------------
Water Treatment        1996   $  97,663       $10,319      $  60,377           $4,458          $3,955
and Systems            1995      71,556         6,044         58,239            5,509           3,705
Equipment              1994      65,134         7,330         32,517            3,481           3,379

Swimming Pool          1996     103,201         9,563         44,318            2,080           1,925
and Spa                1995      85,951         8,419         40,465            2,833           2,480
Equipment              1994      68,886         6,848         34,627            1,395           2,063

Corporate              1996                    (2,843)         6,553               42              29
                       1995                    (2,558)         7,920               45              44
                       1994                    (2,168)         7,027               30              57

Consolidated           1996     200,864        17,039        111,248            6,580           5,909
                       1995     157,507        11,905        106,624            8,387           6,229
                       1994     134,020        12,010         74,171            4,906           5,499

BY GEOGRAPHIC AREA
(Dollars in thousands)
                                               Income                                    Depreciation
                                    Net          From   Identifiable          Capital             and
Area                   Year       Sales    Operations         Assets     Expenditures    Amortization
-----------------------------------------------------------------------------------------------------
United States          1996    $171,602       $17,631      $  84,244           $5,468          $4,670
                       1995     138,249        12,957         80,857            6,538           4,842
                       1994     118,623        13,460         56,798            4,074           4,300

Foreign                1996      29,262         2,251         20,451            1,070           1,210
                       1995      19,258         1,506         17,847            1,804           1,343
                       1994      15,397           718         10,346              802           1,142

Corporate              1996                    (2,843)         6,553               42              29
                       1995                    (2,558)         7,920               45              44
                       1994                    (2,168)         7,027               30              57

Consolidated           1996     200,864        17,039        111,248            6,580           5,909
                       1995     157,507        11,905        106,624            8,387           6,229
                       1994     134,020        12,010         74,171            4,906           5,499

Export sales from the Company's United States operations were approximately $16,133,000, $12,125,000 and $8,075,000 for the years ended September 30, 1996,
1995 and 1994, respectively.


10     CAPITAL STOCK AND STOCK OPTION PLAN

The Company has a stock option plan for employees granting ten year options for the purchase of up to 500,000 common shares of the Company. Options may be exercised partially during the first three to five years from the date of grant, and in whole or in part thereafter. The outstanding options expire at various dates through the year 2006. Activity in the stock option plan is as follows:

                                                                         Number
                                                                      of options                 Price Per Share
----------------------------------------------------------------------------------------------------------------
Outstanding October 1, 1994                                              246,066                    $3.38--$8.50
  Granted                                                                 16,000                  $16.33--$16.50
  Expired                                                                (14,323)                  $8.50--$16.50
  Exercised                                                               (8,947)                   $3.38--$8.50
----------------------------------------------------------------------------------------------------------------

Outstanding October 1, 1995                                              238,796                   $3.38--$16.50
  Granted                                                                 81,069                          $17.50
  Expired                                                                 (1,259)                         $16.50
  Exercised                                                              (17,439)                   $3.38--$8.50
----------------------------------------------------------------------------------------------------------------

Outstanding September 30, 1996                                           301,167                   $3.38--$17.50
================================================================================================================
Exercisable September 30, 1996                                           129,942
================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Essef Corporation and Subsidiaries

10     CAPITAL STOCK AND STOCK OPTION PLAN (CONTINUED)

In addition to the options shown above, in 1990, the Company granted options to purchase 971,000 common shares at $2.00 per share. These options expire ten years from the date of grant and are fully vested. None of these options has been exercised. Additionally, in 1994, 1995 and 1996, the Company granted certain officers options to purchase 150,000, 25,000 and 75,000 common shares, respectively. These options vest based on attainment of specified financial results and expire 10 years from the date of grant.

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which requires adoption no later than fiscal years beginning after December 15, 1995. The new standard defines a fair value method of accounting for stock options and similar equity instruments. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," with certain other disclosures.

The accounting requirements of the new method are effective for all employee awards granted after the beginning of the fiscal year of adoption. The Company has not yet determined if it will elect to change to the fair value method, nor has it determined the effect the new standard will have on net income and earnings per share should it elect to make such a change. Adoption of the new standard will have no effect on the Company's cash flows.

11     BUSINESS ACQUISITIONS

On July 21, 1995, Advanced Structures, Inc. (CodeLine) of Escondido, California, a manufacturer of composite pressure vessel housings for industrial and municipal reverse osmosis membrane systems, was acquired and merged into a wholly-owned subsidiary of the Company. On August 4, 1995, the Company acquired certain assets and assumed certain liabilities of Euroimpex in Milan, Italy, a distributor and manufacturer of pressure vessels and other components for the water treatment industry. On September 1, 1995, the Company acquired certain assets and liabilities of Compool Corporation of Mountainview, California, a manufacturer of electronic controls and valves for swimming pools and spas. The Company paid in total approximately $13 million in a combination of cash, notes and Essef Common Stock. Under earn-out agreements related to these acquisitions, additional amounts are contingent on the acquired companies reaching certain profitability goals through September 30, 2000. Any such payments will be accounted for as additional costs in excess of net assets acquired in the year earned.

On March 7, 1994 the Company acquired certain assets and assumed certain liabilities of the Purex Pool Products Division of Hydrotech Chemical Corporation, a subsidiary of Great Lakes Chemical Company for approximately $13.6 million. Purex is a manufacturer of filters, pumps, lights, and heaters for swimming pools and spas.

All of these acquisitions were accounted for as purchases and thus the purchase price was allocated to the assets and liabilities based on their estimated fair value as of the date of acquisition. The results of operations have been included in the Company's results since acquisition. The cost in excess of net assets acquired is amortized on a straight line basis over forty years.

The following unaudited proforma consolidated results of operations give effect to the above acquisitions as though they were acquired at the beginning of each period shown. The proforma information has been presented for comparative purposes only and does not purport to be indicative of what would have occurred had the acquisitions been made at the beginning of the earliest period presented, or of results which may occur in the future.

(Dollars in thousands except per share data)                                      September 30,
                                                                                  -------------
(Unaudited)                                                                 1995                 1994
-----------------------------------------------------------------------------------------------------
Sales                                                                   $179,137             $166,121
Income before extraordinary item                                           7,030                7,087
Net income                                                                 7,950                7,087
Earnings per share:
    Before extraordinary item                                               1.16                 1.17
    Net income                                                              1.31                 1.17

12     JOINT VENTURE

On December 1, 1994, the Company signed a joint venture agreement with a German manufacturer and distributor of metal hydropneumatic pressure vessels. The joint venture, Reflex-WellMate GmbH, is developing a composite hydropneumatic pressure vessel for hot water systems to be manufactured and sold in Europe. The Company's interest in the joint venture is being accounted for using the equity method of accounting. At September 30, 1996 and 1995, the Company had made investments and advances of approximately $1,820,000 and $1,570,000, respectively, of which $1,820,000 and $910,000, respectively are included in other non-current assets. During 1996, the joint venture commenced operations and the Company recognized a loss of $385,000.

13     EXTRAORDINARY ITEM

In February, 1995, Hobson Brothers, a subsidiary of the Company, suffered a major fire in their foundry building. All assets destroyed were insured and the Company has settled its claim with the carrier. The excess of $1,437,000 (less related income tax of $517,000) of the insurance claim over the net book value of the Company's assets has been reflected as an extraordinary gain. Additionally, proceeds of $200,000 were included in operating income to offset fire-related business interruption costs.

14     LITIGATION

In 1996, several actions were brought against the Company before the United States District Court for the Southern District of New York, Docket No. 94 Civ. 5270, including, a class action on behalf of passengers, various individual passenger actions, and an action by Celebrity Cruises, concerning alleged exposure by passengers to Legionnaire's bacteria aboard the cruise ship M/V Horizon, a Celebrity Cruises, Inc. ship. Celebrity Cruises is also a defendant in the passenger actions. The litigation is in its early stages. Management has instructed legal counsel to defend the Company vigorously.

Additionally, certain other claims, suits and complaints arising in the ordinary course of business have also been filed or are pending against the Company. In the opinion of management, the results of all such matters will not have a material adverse effect on the Company's financial condition.

REPORT OF MANAGEMENT

Management is responsible for the preparation and accuracy of the financial statements and other information included in this report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles using, where appropriate, management's best estimates and judgment.
     In meeting its responsibility for the reliability of the financial statements, the Company depends upon its system of internal controls. The system is supported by policies and guidelines, and by careful selection and training of financial management personnel. Management believes that the Company's internal control systems provide reasonable assurance that assets are safeguarded against losses from unauthorized use or disposition, that transactions are executed in accordance with management's authorization, and accounting records are reliable as a basis for preparing financial statements.
     The Board of Directors through its Audit Committee, which is composed entirely of Directors who are neither officers nor employees of the Company, is responsible for determining that management fulfills its responsibilities. The Audit Committee meets periodically with Management and with the independent public accountants to review and assess the activities of each in meeting their respective responsibilities.
     The annual audit by the independent accountants provides an objective, independent review of management's discharge of its responsibilities as they relate to the fairness of reported operating results and financial condition. The auditors obtain and maintain an understanding of the Company's accounting and financial controls and conduct such tests and related procedures as they deem necessary to arrive at an opinion on the fairness of the Company's consolidated financial statements. The independent accountants have full access to the Audit Committee to discuss, with and without management present, the results of their audit work, the adequacy of internal accounting controls, and the quality of financial reporting.

Thomas B. Waldin
President and Chief Executive Officer

Stuart D. Neidus
Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
TO THE STOCKHOLDERS AND BOARD OF DIRECTORS, ESSEF CORPORATION

We have audited the accompanying consolidated balance sheets of Essef Corporation and subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Company for the year ended September 30, 1994 were audited by other auditors whose report, dated November 4, 1994, expressed an unqualified opinion on those statements.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Essef Corporation and subsidiaries at September 30, 1996 and 1995 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Cleveland, Ohio  November 19, 1996

CHARLES W.W. HORNER (2) Assistant Controller, Retired, Reliance Electric Company

RALPH T. KING (1,2,3) Chairman of the Board, Essef Corporation and The Creative Label Company

MARY ANN JORGENSON, ESQ.(4) Partner, Squire, Sanders & Dempsey

THOMAS B. WALDIN (1) President and Chief Executive Officer, Essef Corporation

GEORGE M. HUMPHREY, II (2,3,4) President and Prinicpal, Extrudex, LP

GORDON D. HARNETT (1,3,4) President and Chief Executive Officer, Brush Wellman, Inc.

ELLIOT B. ROSS Executive Vice President and Chief Operating Officer, Essef Corporation

COMMITTEES OF THE BOARD:
1.  Executive Committee
2.  Audit Committee
3.  Compensation Committee
4.  Committee on Directors
--------------------------------------------------------------------------------------------------

CORPORATE OFFICERS

THOMAS B. WALDIN President and Chief Executive Officer

ELLIOT B. ROSS Executive Vice President and Chief Operating Officer

STUART D. NEIDUS Executive Vice President and Chief Financial Officer

GERALD C. HORNICK Vice President and Assistant Treasurer

MARY ANN JORGENSON, ESQ. Secretary

CAROLYN J. BULLER, ESQ. Assistant Secretary

NANCY G. TROUTMAN Assistant Secretary

--------------------------------------------------------------------------------
SUBSIDIARIES AND FACILITIES



Structural North America
Pressure Vessel Division
Industrial Parkway
Chardon, OH 44024

Structural North America
WellMate Water Systems
220 Park Drive
Chardon, OH 44024

Structural North America
CodeLine Division
2181 Meyers Avenue
Escondido, CA  92029

Structural India Private, Limited
Verna Industrial Park, Phase II
Goa, India

Essef Caribbean, Incorporated
13794 N.W. 4th Street, Suite 204
Sunrise, FL 33325

Structural Europe N.V.
Industriepark Wolfstee
B-2200 Herentals, Belgium

Euroimpex S.p.A.
Via Reiss Romoli, 4
20019 - Settimo Milanese
Milan, Italy

Pac-Fab, East
1620 Hawkins Avenue
Sanford, NC 27330

Pac-Fab, West
18400 East Gale Avenue
City of Industry, CA 91748

Compool Corporation
599 Fairchild Drive
Mountainview, CA 94043

Reflex-WellMate GmbH
Gersteinstr. 19
59227
Ahlen, Germany

ENPAC Corporation
34355 Vokes Drive
Eastlake, OH 44095

Contaminant Recovery
Systems
140 Waterman Avenue
Centredale, RI 02911

Hobson Brothers Aluminum
Foundry & Mould Works, Inc.
Highway 3 West
Shell Rock, IA 50670

ESSEF
Corporate Offices
220 Park Drive
Chardon, Ohio 44024
(216) 286-2200