Form 10-K405/A, Exhibit 13
period 1997-09-30
ESSEF CORP
filed 1997-12-24
CIK 814037

                                    Handling
                                   the World's
                                    Water(TM)
                                      ESSEF
                                Corporate Offices
                                 220 Park Drive
                               Chardon, Ohio 44024
                                 (440) 286-2200
                              http://www.essef.com



[RECYCLE LOGO] Printed on recycled paper.

                                      1997
                                     Annual
                                     Report


                                We Create Growth


                                     ESSEF

                          Handling the World's WaterTM

ABOUT THE COMPANY

Essef Corporation specializes in the movement, treatment, and storage of water. Essef's clear vision for growth has driven this dynamic Company to a leadership position in the residential, commercial, industrial, municipal and recreational water markets of the world. As the world's largest provider of composite components and subsystems for water and other liquids, the Water Treatment and Systems Equipment Segment provides technologically advanced, integrated solutions to end users just about everywhere on the planet. The Swimming Pool and Spa Equipment Segment is a leading manufacturer of equipment including filters, pumps, heaters, controls, valves and lights, while the Swimming Pool Sales and Installation Segment is America's premier designer and installer of in-ground concrete swimming pools.

                             1997 Essef Corporation

FINANCIAL HIGHLIGHTS


                                                          Income from Operations -
Year        Net Sales (in Thousands)        Year           Adjusted (in Thousands)
----        ------------------------        ----           -----------------------
93                     $99,074              93                     $7,010

94                    $126,811              94                    $10,947

95                    $149,255              95                    $10,777

96                    $193,788              96                    $16,592

97                    $306,061              97                    $26,019

Compound annual growth rate 32.6%           Compound annual growth rate 38.8%

               EPS - Adjusted and
Year         Pro-forma (in Dollars)         Year            Stock Price (in Dollars)
----        ------------------------        ----            ------------------------
93                    $0.35                 93                     $5.34

94                    $0.55                 94                     $6.48

95                    $0.59                 95                     $7.95

96                    $0.71                 96                     $7.95

97                    $1.10                 97                    $17.25

Compound annual growth rate 33.2%           Compound annual growth rate 34.1%


(Dollars in thousands except per share data)
                                         1997           1996          Change
---------------------------------------------------------------------------------
Net Sales                              $306,061       $193,788       + 57.9%
Income From Operations - Adjusted        26,019         16,592       + 56.8%
Income From Operations                   22,519         16,592       + 35.7%
EBITDA - Adjusted                        33,504         22,317       + 50.1%
Net Income                               11,766          9,326       + 26.2%
Net Income Per Share                        .92            .71       + 29.6%
Net Income Per Share - Adjusted            1.10            .71       + 54.9%
Return on Shareholders' Equity             20.3%          17.4%      + 16.7%
Book Value per Share                   $   6.18       $   5.05       + 22.4%
Stock Price at September 30               17.25           7.95       +117.0%
Market Capitalization                   182,626         84,048       +117.3%

Adjusted income from operations, EBITDA and net income per share exclude plant closure costs of $3.5 million incurred in 1997. Pro-forma net income adjusts 1993 results to a fully taxed basis due to loss carryforwards utilized in that year. All share related data has been restated to reflect the 10% stock dividend and the 2-for-1 stock split which occurred in 1997.

Letter to Our Shareholders

   Our return on shareholders' equity was 20.3%, resulting from earnings of $11,766,000 or $.92 per share. The EPS increased 29.6% from the previous year's $.71. Excluding the one-time plant closing charge of $.18 per share, the EPS increased by 54.9% to $1.10. Additionally, the current year reflects a $2,203,000 charge for stock related incentive compensation plans and an $862,000 charge for India start-up costs. Sales set a new record at $306,061,000, an increase of 57.9%. Growth came overwhelmingly from acquisitions this year, as can be expected when we make such large transactions.
   Our balance sheet had $87,527,000 of debt and $65,446,000 of shareholders' equity at year-end, which is a rather more leveraged balance sheet than we have had historically. However, our very strong cash flow and earnings expectations should improve that situation rapidly. I do not believe a secondary stock offering is necessary to reduce present debt levels, although it might become more desirable with further acquisitions and would certainly improve stock liquidity.

[PHOTO] Structural India's facility in Goa, India

1997 REVIEW
-----------
   Success at last. Qualitatively that sums up 1997 succinctly. For several years we have been growing rapidly and profitably but have failed to persuade investors that we were an attractive investment. Last year and again this year, Forbes magazine recognized our achievements by selecting us as one of "Forbes Best 200 Small Companies in America." In 1997, the market finally took notice. Our multiple expanded and stock price more than doubled, far outpacing the averages. While we enjoyed the recognition, we have not declared victory. We believe our stock remains undervalued relative to our performance, and we remain committed to providing shareholders with returns that reflect our performance.
   The defining event in 1997 was the acquisition of General Aquatics, Inc. ("GAI"). For us it was a very large acquisition and a significant challenge for Pac-Fab as well as the corporate financial staff. The acquisition has met our expectations in every way. As a result of it, our organization is more capable, our market position in pool equipment stronger, our earning power greater and our long-term prospects enhanced. As well, we have a confidence that comes from successfully undertaking a large and complex task and we feel better prepared for further large transactions should the opportunities arise.
   We are presently studying the best way for Essef shareholders to benefit from the investment that has been made in Anthony & Sylvan, the swimming pool sales and installation business that was acquired as part of GAI. What is clear is that Anthony & Sylvan is the market leader in a highly fragmented industry and, in fact, is the only company with a national presence and substantial scale. As such, it has a unique opportunity to provide leadership to the industry and to continue to grow. A strategy is being developed for Anthony & Sylvan and will be implemented this year.
   I am also very pleased with our start up in India. We formed a 100% owned subsidiary, recruited an organization, built a plant, and shipped our first pressure vessels nine months after breaking ground. This was a remarkable accomplishment for our team, which consisted of people from different parts of the world. While India is expected to contribute to earnings in 1998, its real significance is much greater than that. It establishes us strongly in an important region; it gives us a low cost manufacturing base which can be used by all our businesses worldwide; and it gives us an ability to access the large pool of very competent, technical people in India. India should play an important role in our worldwide ability to compete and to grow profitably.
   There were numerous other accomplishments in every business and I am remiss in not bringing them to your attention. Accomplishments such as the completion of a new large pressure vessel facility in Chardon, which probably is the best large composite pressure vessel facility in the world. Or, our new $135,000,000 bank facility which provides us with resources and flexibility beyond anything we have had before. And, the speed with which we were able to close our City of Industry plant and totally redesign our Moorpark plant into world-class work cells. These and the many other accomplishments of our talented people are inadequately summed up in my brief description and the numbers -- 20.3% return on equity, $300 + million in sales, and $1.10 per share in adjusted earnings. However, I have chosen to focus on the major accomplishments above because I believe that they will be key in defining our future.

ORGANIZATION
------------
   Recently, Elliot Ross resigned as an Executive Vice President and a Director. Elliot's responsibilities will be assumed by Gerry Hornick, who will move from Vice President to Executive Vice President of Essef and will continue in his role as President of Structural North America. We know we are in most capable hands with Gerry's leadership of our global water treatment business.
   Jim Biggar was newly elected a Director in January. We were fortunate to be able to attract a person with Jim's extensive business experience in a large and sophisticated international environment and we are benefiting from his contributions.
   Doug Brittelle became an Executive Vice President of Essef in recognition of his contributions to the development of Essef and the much larger size and importance of the pool equipment segment.
    Mark Brody joined us as Vice President, Finance in August. Mark brings us extensive public company, merger and acquisition and financing experience.
His presence will enable us to deal with the needs of our larger company and give us a significantly expanded financial capability.

OUTLOOK
-------
   We are basing our 1998 planning on a continuation of present economic conditions in the U.S. and Europe together with a more normal spring and summer weather pattern in the U.S. than last year. The present unrest in Southeast Asia should not have a significant impact on us.
   A full year of contribution from the acquisitions in 1997 would assure that 1998 revenues will increase to over $400 million, a sales increase of about 30%. The profit increase will be less than that since our 1997 earnings benefited from ownership of GAI during its most profitable months. Noteworthy is the increased seasonality of the business because of the acquisition. Especially difficult will be comparisons in the first two fiscal quarters when our pool businesses have a comparatively slow period, operating close to break-even or at a small loss.
   Our extensive investments in acquisitions, product development, equipment, marketing and facilities have positioned us well to continue our profitable growth. To capitalize on those investments, we have a most capable and energized organization, focused and committed to excellence in operations and to outstanding returns to you, our shareholders.

/s/Thomas B. Waldin
Thomas B. Waldin
President and Chief Executive Officer
December 8, 1997


[PHOTO] Pac-Fab's comprehensive line of heaters, filters, pumps and accessories are used in residential and commercial swimming pools and spas.

[PHOTO] Essef's newly acquired Anthony & Sylvan subsidiary is the world's largest builder of in-ground concrete swimming pools.

[PHOTO] Structural's recent plant expansion in Chardon, Ohio enables us to manufacture large pressure vessels up to 7,500 gallons in capacity.

[PHOTO] Pac-Fab valves and controls are integrated with Structural filtration pressure vessels providing complete systems for water parks and aquariums.

WATER
TREATMENT
& SYSTEMS EQUIPMENT

[PHOTO] Pressure vessels with ultra-pure water capabilities are critical to the printed circuit board manufacturing process.


As the core of the Water Treatment and Systems Equipment Segment,
-------------------------------------------------------------------
Essef's founding business, the Structural Group, continues to grow.
-------------------------------------------------------------------

   The Group has achieved a leadership role as one of the world's leading manufacturers of composite pressure vessels and water treatment and systems components with seven world-class facilities located throughout the United States, Europe and Asia. This position results from over 40 years of dedication to innovation in the use of composite materials, a strong customer focus, and the highest quality standards. Accomplishments in 1997 include two new plants, major strides in engineering and development, increased global distribution channels, and systems and equipment upgrades in every facility. These gains continue to propel Structural's growth and extend its leadership position for the benefit of its customers, vendors, and employees all over the world.
   The Group's most significant and impressive expansion during the year occurred in Goa, India. Structural India broke ground in January, 1997 and began shipping products from its 80,000 square foot facility in September, thereby setting a new standard for speed in starting up a facility in this part of the world. The Goa plant is equipped to manufacture the entire Structural product line for distribution in India and to cost effectively serve Europe and Asia.
    A second new plant constructed in 1997 in Chardon, Ohio, will focus specifically on meeting the needs of the large pressure vessel market. This facility permits Structural to manufacture, with very short lead times, composite pressure vessels with up to 7,500 gallon capacities (96 inches in diameter by 22 feet long) and produce large pressure vessels capable of sustained operation at 180 degrees Fahrenheit


[PHOTO] Structural pressure vessels and Codeline(TM) reverse osmosis membrane housings are used in water treatment, microfiltration and recycling systems.

(over 80 degrees Centigrade) at pressures of 150 psi (10 bar). This product line is cost effective, yet can accommodate the wide range of standard and custom-ordered configurations that original equipment manufacturers, the replacement market, and end users demand.
   In 1997, Structural's worldwide research and engineering team not only broadened the applications for its pressure vessels, but also made technical advances in its other water systems components. Investments in fiscal 1997 have led to the development of a broad line of pressure boost and accumulator products for WellMate(TM), as well as new membrane housings in its CodelineTM business unit to support a full range of reverse osmosis and ultrafiltration applications.
   Composite vessels, with their high strength-to-weight ratio, resistance to corrosion, precise dimensional tolerance, and attractive surface appearance, have a clear competitive advantage over steel vessels in water treatment markets around the globe. The new equipment market is estimated to be growing at 5 to 10 percent annually with some segments growing at 20 percent per year, while the replacement market, with a huge base of installed steel products, offers a consistent source of growing business for composite products. To capitalize on this growing global demand, Structural added new distribution resources and capabilities at Structural Europe and Euroimpex, in the United States, in the Asia-Pacific region, and in the Middle East. Structural also expanded its multinational direct sales force by establishing three new geographic business units with direct sales employees -- Structural India, Structural Asia-Pacific with offices in Taiwan and China, and Structural Middle East with an office and warehouse in Dubai.
   Structural's enhanced organizational capacity, coupled with system and equipment upgrades made in every one of its plants in fiscal 1997, greatly strengthen the Group's ability to continue its historically strong growth. Building on its foundation of talented employees, strong distribution partnerships, technical expertise, and state-of-the-art products, the Group stands poised to capitalize on opportunities for continued growth in fiscal 1998 and into the next millennium.


[PHOTO] Structural's new line of reverse osmosis system storage tanks offers high-performance, cost-effective water storage to end users worldwide.


                         EXPANDING GROWTH OPPORTUNITIES


THE WATER TREATMENT AND SYSTEMS EQUIPMENT SEGMENT HAD ITS BEST YEAR EVER. The new equipment market is estimated to be growing at 5 to 10 percent annually with some segments growing at 20 percent per year, while the replacement market, with a huge base of installed steel products, offers a consistent source of growing business for composite products.

SALES INCREASED 10% TO $99,513,000

[PHOTO] New products such as Structural's composite filtration pressure vessels offer long life and low maintenance to private, public and municipal water filtration systems.

Swimming Pool Spa & Equipment

[PHOTO] FIBERworks(TM), American Products' line of fiber optic lighting, is used to enhance pools, spas and landscape areas.

To remain at the forefront of the pool and spa industry, this segment
---------------------------------------------------------------------
continually seeks ways to completely satisfy customers.
-------------------------------------------------------

   With the 1997 expansion of Pac-Fab through key strategic acquisitions, the Company now offers customers more choices and better service than ever before. In May 1997, Pac-Fab acquired American Products, a growing pool and spa equipment manufacturer located in Moorpark, California, and KDI Paragon, a leading manufacturer of deck equipment for the commercial pool market based in LaGrangeville, New York. In September, Pac-Fab acquired selected assets of Stark Aquatic Systems, a Seattle, Washington-based manufacturer of large fiberglass filter systems for commercial pools, water parks, and aquariums. By integrating American Products, Paragon, and Stark with Pac-Fab, the Group has dramatically enhanced its position as a single-source supplier for customers' complete pool and spa equipment needs.
   These acquisitions bring added strength and diversity to the Pac-Fab line. American Products' Ultra Flow(TM) pump, Predator(TM) and Titan(TM) RPM filters are a fitting extension of Pac-Fab's market-leading PurexTriton(R) line of pool and spa equipment, which includes WhisperFlow(TM) pumps, Triton(TM) filters, and MiniMax(TM) heaters. American Products, with its fiber optic lighting FIBERworks(TM) line, also makes lighting for pools, spas and landscape areas, and is the leading global provider of underwater pool lighting. Pac-Fab's ability to offer customers a comprehensive selection of high-quality, low-maintenance swimming pool and spa equipment is further enhanced with Compool's computer-automated control systems, which coordinate all the functions necessary to operate a pool or spa.
   Subsequent to their acquisition, Paragon and Stark Aquatics were combined into Paragon Aquatics to create a business focused on providing commercial equipment for pools, water parks, and aquariums.

[PHOTO] Timely introductions and innovative, new products keep Pac-Fab positioned as an industry leader in the swimming pool and spa markets.

   As one of the leaders in large filtration systems, Stark's complete line of valves and controls working with Structural's large composite tanks and Paragon's deck equipment further enhances the ability to provide complete systems to these markets. This combination extends both the products Pac-Fab offers and the markets Pac-Fab serves.
   Pac-Fab is swiftly integrating its new additions. The operations of its Purex plant in City of Industry, California have been consolidated primarily into American Products' Moorpark, California plant, with several of American Products' lines moved to Pac-Fab's plant in Sanford, North Carolina. The closing, which resulted in a one-time charge of $3,500,000 ($2,275,000 or $0.18 per share after tax) in 1997, is expected to increase efficiency and to generate savings of at least $2,500,000 in 1998, with further productivity gains and capacity utilization improvements extending into the future. With this consolidation Pac-Fab can now offer customers a broader selection of products with the benefits of one order, one shipment, one truck, and one invoice.
   Teams in the Moorpark plant have worked to redesign assembly lines into world-class work cells to reduce cycle times and improve productivity and quality.
  The combined product development teams of American Products and Pac-Fab have significantly strengthened the ability to accelerate the introduction of innovative products that create excitement and enhance enjoyment for pool and spa owners, and are easier to install, service, and maintain.
   The synergy generated by the combination of American Products, Paragon, and Stark with Pac-Fab creates a "one-stop shop" armed with improved efficiencies, wider cross-selling opportunities, and enhanced product development teams. The Segment has strengthened its position in the global swimming pool and spa market and possesses outstanding opportunities for continued growth.

[PHOTO] Integrated pool and spa equipment systems offer "one-stop shopping" for Pac-Fab customers.

Strategic Growth Opportunities

Key strategic acquisitions, innovative new products and a focus on quality continue to drive growth in this Segment.

                                 Sales increased
                                     28% to
                                  $132,343,000

[PHOTO] Paragon Aquatics provides equipment for commercial pools, water parks, and aquariums.

Swimming Pool Sales & Installation

[PHOTO] With over 50 years of service -- and hundreds of thousands of satisfied customers -- the Anthony & Sylvan name is synonymous with quality and integrity.

                                ANTHONY & SYLVAN
                             WHERE AMERICA SWIMS(TM)

When it comes to handling the world's water, Anthony & Sylvan Pools definitely
------------------------------------------------------------------------------
does its share.
---------------

   Anthony & Sylvan, which joined Essef as part of the General Aquatics acquisition in May 1997, is the world's largest builder of in-ground concrete swimming pools. They have designed and installed over 300,000 pools since 1946, more than any other company in the world. Headquartered in Doylestown, Pennsylvania, Anthony & Sylvan is the benchmark for quality and experience in the swimming pool industry. For more than 50 years they have built an outstanding reputation for innovative, high-quality pools, and exemplify the quality standards, management talent, and passion for growth that are core to Essef.
   Anthony & Sylvan continually looks for innovation. In 1997, creative thinking in sales and marketing led to significant investments in sales enhancement technology. The introduction of multimedia selling enables sales associates armed with the latest lap-top computers to make their sales visits more interactive, more informative, and more successful. Anthony & Sylvan also invested in a new internet home page. Located at www.anthony-sylvan.com, this web site has provided a significant new source for the generation of high-quality leads for both the new pool and renovation divisions.
   The Company's 31 showrooms, serving most of the major United States pool markets, provide Anthony & Sylvan customers a friendly and relaxed atmosphere in which to browse at their own pace. Seventeen of these showrooms boast adjacent retail outlets, offering a complete line of complementary products, from necessities such as heaters, filters, and lights, to the "extras" such as flotation devices and water sports accessories.

[PHOTO] Anthony & Sylvan sales associates use multimedia for successful, interactive, sales presentations.

                            "WHERE AMERICA SWIMS(TM)"

   The aftermarket sale of pool chemicals also allows Anthony & Sylvan to build strong customer relationships long after a pool is installed.
   Relationship-building has also fostered the rapid growth of pool renovation and modernization as one of Anthony & Sylvan's successful operations. Customers familiar with Anthony & Sylvan's name and quality craftsmanship turn to them many years later when they are ready to remodel, modernize, or refurbish their pools. Many current remodeling customers own pools that were built by Anthony & Sylvan decades ago who value being able to rely on Anthony & Sylvan, season after season.
   From new pool sales to renovation, and from numerous financing programs to retail "extras", Anthony & Sylvan is positioned as the one-stop shop for pool buyers.
   As the recognized leader in swimming pool design and installation, Anthony & Sylvan has become the source for new trends and developments. By taking the time to survey customers and elicit feedback, Anthony & Sylvan is always searching for ways to do things better and be more responsive to customer needs. Industry manufacturers, long aware of Anthony & Sylvan's pioneering nature, typically approach Anthony & Sylvan first with new ideas to enhance the installation, maintenance and efficiency of swimming pools.
   The level of professionalism, the consistent approach to quality, the attention to detail and innovation, as well as the investments being made by Anthony & Sylvan are unmatched in the industry. This combined with over 50 years of service, and hundreds of thousands of satisfied customers, enables customers to have confidence in the reliability, integrity and quality of an Anthony & Sylvan product.

                        INNOVATION, OPPORTUNITY & GROWTH

                             Anthony & Sylvan is the
                           world's largest builder of
                       in-ground concrete swimming pools,
                         and has designed and installed
                               over 300,000 pools
                                  since 1946.

                             Sales for Five Months

                                   $74,205,000
                         Anthony & Sylvan builds the
                            best pools in the world.

[PHOTO] Unmatched professionalism, detail, and innovation go into every stage of an Anthony & Sylvan pool installation.

ESSEF BUSINESS PROFILES

WATER TREATMENT AND SYSTEMS EQUIPMENT
 STRUCTURAL GROUP
STRUCTURAL PRESSURE VESSELS
--------------------------------------------------------------------------------
                  Location:  Chardon, Ohio; Ontario, California
 Geographic representation:  North America, South America
            Markets served:  Commercial, Industrial, Municipal
                             and Residential
     Distribution channels:  OEMs, Distributors
                             and Representatives
          Product offering:  Composite and fiberglass pressure
                             vessels 6" to 96" diameter, ASME
                    Brands:  Composite, PolyTherm, Diamondback(TM),
                             Bajonet(TM), ROmate(TM) and CompTec(TM)
Application(s) of products:  Filtration, ion exchange, hot water and and other liquid processing and
                             chemical storage
         Product benefits:   Lowest product life-cycle costs vs.
                             steel * Lightweight * Fastest delivery


CODELINE(TM) PRESSURE VESSELS
--------------------------------------------------------------------------------
                  Location:  Escondido, California
 Geographic representation:  North America, South America
            Markets served:  Commercial, Industrial and
                             Municipal
     Distribution channels:  Representatives,
                             Distributors and OEMs
          Product offering:  High pressure housings for
                             filtration and separations
                    Brands:  Codeline(TM)
Application(s) of products:  Reverse osmosis, ultrafiltration and microfiltration of water and other liquid streams
        Product benefits:    Premium performance, fit & finish * ASME
                             code certified * Total system support


WELLMATE(TM) WATER SYSTEMS
--------------------------------------------------------------------------------
                  Location:  Chardon, Ohio
 Geographic representation:  North America, South America
            Markets served:  Residential, Commercial and Industrial
     Distribution channels:  Representatives, Distributors
                             and Installers
          Product offering:  Composite hydropneumatic
                             pressure vessels
                    Brands:  WellMate(TM), Universal(TM), MiniMate(TM)
                             and Low-Profile(TM)
Application(s) of products:  Water well and pressure
                             boosting systems
         Product benefits:   Longer life * Lower installed cost
                             High performance

STRUCTURAL EUROPE
--------------------------------------------------------------------------------
                  Location:  Herentals, Belgium
 Geographic representation:  Europe, Africa, Middle East
            Markets served:  Commercial, Industrial,
                             Municipal and Residential
     Distribution channels:  Distributors and OEMs
          Product offering:  Composite and fiberglass pressure vessels and membrane housings, swimming pool
                             components, environmental spill
                             prevention products
                    Brands:  All corporate
Application(s) of products:  All corporate
          Product benefits:  High performance * Lower
                             installed cost * Fastest delivery

EUROIMPEX S.P.A.
--------------------------------------------------------------------------------
                  Location:  Milan, Italy
 Geographic representation:  Italy, France, Spain
            Markets served:  Residential, Commercial and Industrial
     Distribution channels:  OEMs
          Product offering:  Full range of components for the residential, commercial and industrial water treatment business
                    Brands:  Distributors of AUTOTROL(TM) valves and
                             all corporate brands
Application(s) of products:  Water processing and treatment
          Product benefits:  Longer life * Lower installed cost
                             One source for all components


STRUCTURAL ASIA-PACIFIC
--------------------------------------------------------------------------------
                  Location:  Taipei, Taiwan
 Geographic representation:  Asia-Pacific region
            Markets served:  Commercial, Industrial,
                             Municipal and Residential
     Distribution channels:  Distributors and OEMs
          Product offering:  Composite and fiberglass pressure vessels and membrane housings, swimming pool
                             components, environmental spill
                             prevention products
                    Brands:  All corporate
Application(s) of products:  All corporate
          Product benefits:  High performance * Lower
                             installed cost * Fastest delivery

STRUCTURAL INDIA PRIVATE LTD
--------------------------------------------------------------------------------
                  Location:  Goa, India
 Geographic representation:  India and surrounding regions
            Markets served:  Residential, Commercial, Industrial and Municipal
     Distribution channels:  OEMs and Distributors
          Product offering:  Composite and fiberglass pressure vessels and membrane housings, swimming pool
                             components, environmental spill
                             prevention products
                    Brands:  All corporate
Application(s) of products:  All corporate
          Product benefits:  Lowest product life-cycle costs vs.
                             steel * Lightweight * Fastest delivery
                             One source for all components

--------------------------------------------------------------------------------
                                            SWIMMING POOL SALES AND INSTALLATION
ENPAC CORPORATION
                  Location:  Eastlake, Ohio
 Geographic representation:  North America, Southeast Asia, Australia,
                             New Zealand
            Markets served:  Commercial and Industrial
     Distribution channels:  Distributors
          Product offering:  Spill prevention and containment products
                    Brands:  Poly-Overpack(R), Poly-SafetyPack(R), Poly-Dolly(TM),
                             Poly-Spillpallet(TM), Poly-Funnel(TM)
Application(s) of products:  Industrial and environmental spill prevention and containment
          Product benefits:  Cost savings through reduced waste and
                             liability and reclaimed materials * Achieves
                             government compliance * Longer life and
                             weatherability


ANTHONY & SYLVAN
              Headquarters:  Doylestown, Pennsylvania
 Geographic representation:  U.S.
             Sales offices:  Atlanta, Baltimore, Charlotte, Connecticut, Dallas,
                             Houston, Las Vegas, New Jersey, Northern California,
                             Orlando, Southeastern Pennsylvania, Southeastern New York,
                             Southern California, Washington, DC
     Distribution channels:  Direct Sales
          Product offering:  Sales and installation of new in-ground swimming pools and spas. Renovation of
                             existing pools and spas. Pool supplies
         Industry standing:  Largest installer of residential in-ground concrete pools in the United States
          Product benefits:  Enhances people's leisure time enjoyment by providing fun, exercise and relaxation for
                             today's busy American lifestyle


SWIMMING POOL AND SPA EQUIPMENT
PAC-FAB
EAST
--------------------------------------------------------------------------------
                  Location:  Sanford, North Carolina
 Geographic representation:  Eastern U.S., Canada, South America, Europe
            Markets served:  Residential
     Distribution channels:  Distributors and Installers
          Product offering:  Swimming pool components including high pressure/high flow pumps, sand filters, cartridge
                             filters, diatemaceous earth filters, heaters, valves,
                             drains, fittings, underwater lights, skimmers and
                             accessories
                    Brands:  WhisperFlo(TM), Ultra-Flow(TM), Challenger(TM),
                             Maxim(TM), Pinnacle(TM), Laguna(TM), Triton(TM),
                             Eclipse(TM), Tagelus(TM), Meteor(TM), Nautilus(TM),
                             Quantum(TM), Warrior(TM), Titan(TM), Star(TM),
                             Sea Horse(TM), Predator(TM), MiniMax(TM),
                             Amerlite(TM), Aqua-Light(TM), Aqua-Lumin(TM),
                             Hi-Lite(TM), Spa Brite(TM), FIBERworks(TM),
                             Bermuda(TM)
Application(s) of products:  Residential swimming pools and spas
          Product benefits:  High performance * Stronger,
                             longer lasting * Complete pool systems
                             System warranty packages
                             High-performance, energy efficient products

WEST
--------------------------------------------------------------------------------
                  Location:  Moorpark, California
 Geographic representation:  Western U.S., Pacific Rim
            Markets served:  Residential pools, spas and jetted bathtubs
     Distribution channels:  Distributors and Installers
          Product offering:  Swimming pool components
                             including high pressure/high flow pumps, sand
                             filters, cartridge filters, diatemaceous earth
                             filters, heaters, valves, drains, fittings,
                             underwater lights, skimmers and accessories
                    Brands:  WhisperFlo(TM), Ultra-Flow(TM), Challenger(TM),
                             Maxim(TM), Pinnacle(TM), Laguna(TM), Triton(TM),
                             Eclipse(TM), Tagelus(TM), Meteor(TM), Nautilus(TM),
                             Quantum(TM), Warrior(TM), Titan(TM), Star(TM),
                             Sea Horse(TM), Predator(TM), MiniMax(TM),
                             Amerlite(TM), Aqua-Light(TM), Aqua-Lumin(TM),
                             Hi-Lite(TM), Spa Brite(TM), FIBERworks(TM),
                             Bermuda(TM), Luxury Jets(TM)
Application(s) of products:  Residential swimming pools and spas
          Product benefits:  High performance * Stronger,
                             longer lasting * Complete pool systems
                             System warranty packages
                             High-performance, energy efficient products

COMPOOL
                  Location:  Mountain View, California
 Geographic representation:  Worldwide
            Markets served:  Commercial and Residential
     Distribution channels:  Distributors and Installers
          Product offering:  Computer-automated control
                             systems and valves
                    Brands:  Compool
Application(s) of products:  Commercial and residential swimming pools and spas
          Product benefits:  Pool/spa automation made easy
                             Complete automation systems


PARAGON AQUATICS
                  Location:  LaGrangeville, New York
 Geographic representation:  Worldwide
            Markets served:  Commercial Pools, Water Parks and Aquariums
     Distribution channels:  Distributors, Dealers and Installers
          Product offering:  Swimming pool deck and underwater equipment including diving towers, starting platforms,
                             lifeguard chairs, stainless steel railings, underwater
                             windows, lights and speakers, water polo goals,
                             grab rails, ladders, high capacity composite sand
                             filters, valves and computer automated controls
                    Brands:  Paraflyte, Quickset, Competitor, Varsity,
                             Sturdee, Rover, Lookout, Stark Aquatics
Application(s) of products:  Commercial, institutional, competition swimming pools, water parks and aquariums
          Product benefits:  High quality * Strong technical and customer support * Custom design capabilities * Short
                             lead times


SELECTED FINANCIAL DATA


Essef Corporation and Subsidiaries


                                                                         Years Ended September 30,
                                           ---------------------------------------------------------------------
(Dollars in thousands except per share data)  1997           1996           1995          1994           1993
----------------------------------------------------------------------------------------------------------------
OPERATING DATA
Net Sales                                  $306,061       $193,788       $149,255       $126,811       $ 99,074
Income from Operations - Adjusted            26,019         16,592         10,777         10,947          7,010
Income from Operations                       22,519         16,592         10,777         10,947          7,010
Net Income                                   11,766          9,326          7,511          6,995          6,173
Net Income - Adjusted and Pro-forma          14,041          9,326          7,511          6,995          4,355
Per Share:
  Net Income                                   0.92           0.71           0.59           0.55           0.49
  Net Income - Adjusted and Pro-forma          1.10           0.71           0.59           0.55           0.35
Return on Shareholders' Equity                 20.3%          17.4%          16.8%          20.6%          22.2%

BALANCE SHEET DATA
Total Assets                               $216,883       $111,248       $106,624       $ 74,171       $ 55,199
Working Capital                              14,148         15,201         18,725         18,212          8,316
Long Term Debt                               81,658         17,512         20,788         16,246          8,819
Total Debt                                   87,527         25,978         27,693         17,682         10,887
Shareholders' Equity                         65,446         53,338         51,426         37,896         30,076
Debt to Total Capital                          57.2%          32.8%          35.0%          31.8%          26.6%

OTHER DATA
Cash Flow from Operations                  $ 33,077       $ 16,403       $ 11,287       $  8,317       $  9,470
Capital Expenditures                         16,058          6,580          8,387          4,906          3,662
Depreciation and Amortization                 7,621          5,467          5,896          5,147          4,858
Engineering and Development                   5,834          4,874          3,925          3,168          2,581
EBITDA - Adjusted                            33,504         22,317         17,274         16,733         12,745
Average Fully Diluted Shares
  Outstanding                                12,797         13,182         12,828         12,634         12,570
Market Price of Stock
  High                                        17.75           8.41           8.41           8.30           6.36
  Low                                          7.84           6.59           6.36           5.23           4.66
  At September 30                             17.25           7.95           7.95           6.48           5.34
Market Capitalization at September 30       182,626         84,048         90,785         69,385         57,158

"Adjusted" amounts exclude plant closure costs of $3.5 million incurred in 1997. "Pro-forma" net income adjusts
1993 results to a fully taxed basis due to loss carryforwards utilized in that year. All share related data has been restated to reflect the 10% stock dividend and the 2-for-1 stock split which occurred in 1997.

QUARTERLY FINANCIAL INFORMATION
Essef Corporation and Subsidiaries


                                  1st Quarter             2nd Quarter              3rd Quarter             4th Quarter
                                ---------------         ---------------         ---------------         ---------------
                                1997       1996         1997       1996         1997       1996         1997       1996

(Dollars in thousands except
per share data)
------------------------------------------------------------------------------------------------------------------------
(Unaudited)

Net Sales                    $40,209    $37,750      $55,599    $51,965      $102,652   $59,359      $107,601   $44,714

Gross Profit                  10,055      9,520       15,227     13,551        30,241    16,259        30,668    11,907

Income from Operations         1,639      1,740        5,044      4,909        11,495     7,296         4,341     2,647

Net Income                       682        890        2,840      2,697         6,404     4,363         1,840     1,376

Net Income Per Share             .05        .07          .22        .20           .50       .33           .14       .11

Market Price of Stock

   High                         8.41       8.41        10.88      8.07          12.25      7.95         17.75      8.41

   Low                          7.84       6.59         7.84       7.16          9.88      6.59         12.00      7.16

Note: The sum of the quarterly net income per share does not equal the annual amount reported. Net income per share is computed independently for each quarter and the full year is based on respective weighted average common shares outstanding.

                EBITDA - Adjusted                           Net Income - Adjusted and
Year             (in Thousands)            Year              Pro-forma (in Thousands)
----        ------------------------        ----            -------------------------
93                    $12,745               93                    $ 4,355

94                    $16,733               94                    $ 6,995

95                    $17,274               95                    $ 7,511

96                    $22,317               96                    $ 9,326

97                    $33,504               97                    $14,041

Compound annual growth rate 27.3%           Compound annual growth rate 34.0%

             International & Export                           Capital Expenditures
Year          Sales (in Thousands)          Year                  (in Thousands)
----        ------------------------        ----              ---------------------
93                    $19,103               93                     $ 3,662

94                    $23,472               94                     $ 4,906

95                    $29,926               95                     $ 8,387

96                    $45,395               96                     $ 6,580

97                    $50,795               97                     $16,058

Compound annual growth rate 27.7%

MANAGEMENT'S DISCUSSION
& ANALYSIS
OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS
ESSEF CORPORATION AND SUBSIDIARIES

RESULTS OF OPERATIONS
---------------------
1997 COMPARED TO 1996

Net sales in 1997 of $306,061,000 increased 57.9% from 1996 net sales of $193,788,000. The acquisition of General Aquatics, which was completed in May 1997, represented approximately 90% of the increase while growth within each of the existing businesses accounted for the balance. Sales growth was 9.9% in the Water Treatment and Systems Equipment Segment which resulted from expansion into new markets and new product lines. Swimming Pool and Spa Equipment sales increased 28.2%. Excluding the impact of acquisitions, sales in this segment grew by only 2.2% as a result of poor weather conditions during the spring and relatively low overall growth in the pool and spa equipment market. The Swimming Pool Sales and Installation Segment, a new segment acquired with General Aquatics, represented approximately 66% of the total sales growth for the year. The Company's global expansion strategy and improving conditions in Europe resulted in an increase of 11.9% in export sales and sales by the Company's foreign operations over the prior year. Without an unfavorable foreign exchange rate export and foreign geographic sales would have increased by 19.2%.

Gross profit increased by $34,954,000 in 1997 over 1996 with a corresponding increase in gross margin from 26.4% of sales to 28.2%. These increases arose principally from the businesses acquired in the General Aquatics transaction.

Operating expenses of $63,672,000 in 1997 increased by $29,027,000 over 1996 or from 17.9% to 20.8% as a percentage of sales. The principal reasons for this increase include: non-recurring costs of $3,500,000 relating to the closing of one of Pac-Fab's plants, which is expected to generate annual savings of approximately $2,500,000; accruals of $2,203,000 related to incentive based employee stock options and other similar plans as a result of the Company's 117% improvement in stock price and 29.6% increase in earnings per share over the prior year; start-up costs of $862,000 related to the construction of a new facility in Goa, India; a $625,000 increase in goodwill amortization principally related to the General Aquatics acquisition; and a higher percentage of selling and administrative costs inherent in General Aquatics' businesses. Looking forward, future expenses related to employee stock options and stock-based incentive plans will be dependent on changes in the Company's stock price, earnings per share and the number of such options and awards.

Interest expense increased by $1,671,000 or 64% to $4,281,000. This was the result of increased borrowings which were used to finance the acquisition of General Aquatics and the Company's global expansion strategy which resulted in the construction of a new facility in Goa, India and the expansion of its facility in Chardon, Ohio.

The Company's effective tax rate was 35.0% in 1997 and 1996.

The above items resulted in net income of $11,766,000, an increase of 26.2% compared to $9,326,000 in 1996, and an increase in earnings per share of 29.6% from $.71 in 1996 to $.92 in 1997.

1996 COMPARED TO 1995

Net sales in 1996 of $193,788,000 increased 29.8% from 1995 net sales of $149,255,000. The 1995 acquisitions of Codeline, Compool and Euroimpex represented approximately 60.4% of the increase while growth within each of the existing businesses accounted for the balance. The Company's emphasis on global expansion resulted in sales growth in its foreign operations and exports of 51.7% over the prior year.

Gross profit increased by $14,172,000 in 1997 over 1996 principally due to the growth in sales arising both from acquisitions and internally. Gross margins increased from 24.8% of sales to 26.4% as a result of cost reduction programs and a $1,430,000 reduction in depreciation expense due to a change in asset lives.

Operating expenses of $34,645,000 in 1996 increased by $8,357,000 principally due to operating expenses associated with acquired businesses. As a percentage of sales operating expenses increased slightly from 17.6% to 17.9%. The increase was attributable primarily to the costs of integrating acquired businesses and their different cost structures, new system start-up costs, greater investments in engineering and development, and higher employee related costs.

Interest expense increased by $535,000 or 25.8% to $2,610,000. This increase was the result of an approximate 23.9% increase in average outstanding borrowings and an increase in the effective interest rate of approximately 75 basis points.

The Company's effective tax rate of 35.0% was lower than the 1995 rate of 36.0% due to the impact of foreign taxes.

The above items resulted in a 55.5% increase in net income from continuing operations and a 24.2% increase in net income while earnings per share from continuing operations increased 52.2% and earnings per share increased 20.3%.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

In May 1997, the Company acquired certain assets and assumed certain liabilities of General Aquatics, Inc. for $77,883,000, including transaction costs. This acquisition significantly changed the Company's cash flow and capital structure. To finance this acquisition and to repay existing loans the Company terminated its existing bank loan facility and obtained, through a new bank group, an unsecured $135,000,000 multi-currency revolving loan facility ("Credit Facility"). The new Credit Facility matures April 30, 2002 and may be extended in one-year increments with the approval of the bank group. The Credit Facility includes commitment reductions at specified dates and for events throughout the term of the loan, however, the commitment does not reduce below $100,000,000.

At September 30, 1997, funded debt was $87,527,000, an increase of $61,549,000 from September 30, 1996. This increase came as a result of the financing of the General Aquatics acquisition. Funded debt represents 57.2% of funded debt plus shareholders' equity at September 30, 1997, compared to 32.8% at September 30, 1996.

During 1997, cash flow provided from operating activities improved from $16,403,000 to $33,077,000, representing an increase of 102%. The principal reason for the substantial improvement in operating cash flow is the higher net income and related cash flow arising from the General Aquatics acquisition.

Capital expenditures in 1997 totaled $16,058,000 compared to $6,580,000 in 1996 and were funded by cash flows from operating activities and external borrowings. The increase in capital expenditures relates primarily to the construction of a new manufacturing plant in Goa, India as part of the Company's global expansion strategy, expansion of a plant in Chardon, Ohio to increase capacity in the production of large composite tanks and from capital expenditures associated with the General Aquatics businesses after their acquisition. The Company expects to continue its policy of not paying cash dividends in order to retain the earnings and cash for the future expansion of the business.

The Company believes that funds available under its Credit Facility and funds generated from operations will be sufficient to satisfy its anticipated operating needs and capital improvements in fiscal 1998.

The Company is involved in various claims and lawsuits incidental to its business, including product liability claims which are covered by insurance after certain deductibles. As discussed in Note 16 of the Consolidated Financial Statements, one such lawsuit involves claims against the Company and other defendents which exceeds $200 million, for which management believes it has meritorious defenses. Also, although the Company believes that its reserves are adequate, a significant increase in the aggregate amount of claims could have an adverse effect on the deductible level or upon the Company's ability to obtain product liability coverage for certain product lines. While the ultimate result of these contingencies cannot be predicted with certainty, based on information presently available, management does not expect these matters to have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

PRIVATE SECURITIES LITIGATION REFORM ACT
----------------------------------------

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this Annual Report and other materials filed or to be filed with the Securities and Exchange Commission (as well as information included in oral or other written statements made or to be made by the Company) contains statements that are forward-looking. Such statements may relate to plans for future expansion, plant integrations and consolidations, business development activities, other capital spending, financing or the effects of regulation and competition. Such information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include, but are not limited to those relating to product development activities, actual costs of plant integrations and consolidations, dependence on existing management, global economic and market conditions, and changes in federal or state laws.

CONSOLIDATED STATEMENTS
OF INCOME
ESSEF CORPORATION AND SUBSIDIARIES

                                                               Years Ended September 30,
                                                  -----------------------------------------------
(Dollars in thousands except per share data)          1997              1996               1995
-------------------------------------------------------------------------------------------------

Net sales                                         $ 306,061         $ 193,788          $ 149,255
Cost of sales                                       219,870           142,551            112,190
-------------------------------------------------------------------------------------------------
Gross profit                                         86,191            51,237             37,065
Operating expenses:
   Engineering and development                        5,834             4,874              3,925
   Selling                                           29,804            13,890             11,937
   Administrative                                    24,534            15,881             10,426
   Plant closure costs                                3,500              --                 --

-------------------------------------------------------------------------------------------------
   Total operating expenses                          63,672            34,645             26,288
-------------------------------------------------------------------------------------------------

Income from operations                               22,519            16,592             10,777

   Interest expense                                   4,281             2,610              2,075
   Other expense (income), net                          136              (258)              (601)
-------------------------------------------------------------------------------------------------

Income before income taxes                           18,102            14,240              9,303

   Provision for income taxes                         6,336             4,984              3,350

Income from continuing
   operations                                        11,766             9,256              5,953

Income from discontinued
   operations                                          --                  70              1,558
-------------------------------------------------------------------------------------------------

Net income                                        $  11,766         $   9,326          $   7,511

=================================================================================================
Per share information:
   Income from continuing
     operations                                   $     .92         $     .70          $     .46

   Net income                                           .92               .71                .59
=================================================================================================


See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
ESSEF CORPORATION AND SUBSIDIARIES


                                                                                            September 30,
                                                                                     ----------------------------
(Dollars in thousands)                                                                 1997              1996
-----------------------------------------------------------------------------------------------------------------
Assets
Current Assets
   Cash and cash equivalents                                                        $   1,668          $   2,620
   Accounts receivable, less allowance
     for doubtful accounts of $3,048
     and $1,319, respectively                                                          39,512             29,017
   Inventories                                                                         34,597             19,445
   Prepayments and other                                                                2,173              1,645
-----------------------------------------------------------------------------------------------------------------
        Total current assets                                                           77,950             52,727

Property, Plant and Equipment, at cost
   Land                                                                                 1,285                363
   Buildings                                                                           25,389             17,805
   Machinery and equipment                                                             87,527             69,193
-----------------------------------------------------------------------------------------------------------------
                                                                                      114,201             87,361
   Less accumulated depreciation                                                       50,381             49,064
-----------------------------------------------------------------------------------------------------------------
        Net property, plant and equipment                                              63,820             38,297

Other Assets
   Goodwill, net                                                                       60,349             13,402
   Deferred income taxes                                                                5,706               --
   Real estate held for sale                                                            4,333              4,333
   Other                                                                                4,725              2,489
-----------------------------------------------------------------------------------------------------------------
        Total other assets                                                             75,113             20,224
-----------------------------------------------------------------------------------------------------------------
                                                                                    $ 216,883          $ 111,248

=================================================================================================================

Liabilities and Shareholders' Equity
Current Liabilities
   Short-term borrowings                                                            $   5,320          $   6,999
   Current maturities of long-term debt                                                   549              1,467
   Accounts payable                                                                    20,028             12,247
   Accrued expenses                                                                    29,237             12,481
   Accrued income taxes                                                                 8,668              4,332
-----------------------------------------------------------------------------------------------------------------
        Total current liabilities                                                      63,802             37,526

Long-Term Debt                                                                         81,658             17,512

Deferred Income Taxes                                                                    --                1,890

Other Long-Term Liabilities                                                             5,977                982

Shareholders' Equity
   Preferred shares no par value, authorized 1,000,000 shares, none issued -- --
   Common shares no par value, authorized 15,000,000 shares, issued 11,090,431
     and 11,069,885 shares in 1997 and 1996, respectively                              32,234             21,444
   Treasury shares at cost, 503,927 shares in 1997 and 1996                            (7,962)            (7,962)
   Retained earnings                                                                   41,099             38,338
   Foreign currency translation adjustment                                                 75              1,518
-----------------------------------------------------------------------------------------------------------------
        Total shareholders' equity                                                     65,446             53,338
-----------------------------------------------------------------------------------------------------------------
                                                                                     $216,883           $111,248
=================================================================================================================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
ESSEF CORPORATION AND SUBSIDIARIES

                                                       Years Ended September 30,
                                    -----------------------------------------------------------------
                                                             Cumulative
                                    Common      Retained    Translation        Treasury
(Dollars in thousands)               Stock      Earnings     Adjustment          Stock          Total
-----------------------------------------------------------------------------------------------------
Balance-
  September 30, 1994           $ 15,995      $ 21,501       $  1,350       $   (950)      $ 37,896
Net income                         --           7,511           --             --            7,511
Exercise of stock
  options (19,683 shares)            96          --             --             --               96
Issuance of shares
  for acquisition
  (681,980 shares)                5,270          --             --             --            5,270
Foreign currency
  translation adjustment           --            --              653           --              653
-----------------------------------------------------------------------------------------------------
Balance-
  September 30, 1995             21,361        29,012          2,003           (950)        51,426
Net income                         --           9,326           --             --            9,326
Exercise of stock
  options (38,366 shares)            83          --             --             --               83
Purchase of treasury
  shares (402,597 shares)          --            --             --           (7,012)        (7,012)
Foreign currency
  translation adjustment           --            --             (485)          --             (485)
-----------------------------------------------------------------------------------------------------
Balance-
  September 30, 1996             21,444        38,338          1,518         (7,962)        53,338
Net income                         --          11,766           --             --           11,766
Exercise of stock
  options (20,546 shares)           132          --             --             --              132
10% Stock Dividend                9,005        (9,005)          --             --             --
Stock option accrual              1,653          --             --             --            1,653
Foreign currency
  translation adjustment           --            --           (1,443)          --           (1,443)
-----------------------------------------------------------------------------------------------------
Balance-
  September 30, 1997           $ 32,234      $ 41,099       $     75       $ (7,962)      $ 65,446
-----------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS
OF CASH FLOWS
ESSEF CORPORATION AND SUBSIDIARIES

                                                          Years Ended September 30,
                                                 -----------------------------------------
(Dollars in thousands)                              1997            1996             1995

------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
  Net income                                    $  11,766       $   9,326       $   7,511
  Adjustments to reconcile net income
     to net cash from operating activities
        Depreciation and amortization               7,621           5,467           5,896
        Other                                       1,236             637            (587)
  Changes in operating assets and
     liabilities
        Accounts receivable                         9,107          (3,508)         (1,929)
        Inventories                                   423          (2,604)         (1,046)
        Prepayments and other                        (537)            613          (1,484)
        Accounts payable                           (6,587)          3,762             243
        Accrued expenses                            7,861             747          (1,428)
        Accrued and deferred income taxes           2,187           1,963           4,111
------------------------------------------------------------------------------------------
           Net cash provided by operating
             activities                            33,077          16,403          11,287
------------------------------------------------------------------------------------------

Cash Flows From Investing Activities
  Additions to property, plant and
     equipment                                    (16,058)         (6,580)         (8,387)
  Business acquisitions                           (81,387)           (936)         (1,577)
  Proceeds from sale of business                    5,071            --              --
  Other, net                                         (857)         (1,449)         (1,785)
------------------------------------------------------------------------------------------
           Net cash used in investing
             activities                           (93,231)         (8,965)        (11,749)
------------------------------------------------------------------------------------------

Cash Flows From Financing Activities
  Proceeds from long-term debt                    114,533            --             5,900
  Repayments of long-term debt                    (54,173)         (3,331)         (9,556)
  (Decrease) increase in short-term
     borrowings                                    (1,290)          1,572           5,383
  Treasury stock acquired                            --            (7,012)           --
  Proceeds from exercise of stock
     options                                          132              83              96
------------------------------------------------------------------------------------------
           Net cash provided by (used in)
             financing activities                  59,202          (8,688)          1,823
------------------------------------------------------------------------------------------

           Net (decrease) increase in cash
             and cash equivalents                    (952)         (1,250)          1,361
Cash and cash equivalents
  Beginning of year                                 2,620           3,870           2,509
------------------------------------------------------------------------------------------
  End of year                                   $   1,668       $   2,620       $   3,870
==========================================================================================

Supplemental Cash Flow Information
  Interest paid                                 $   3,705       $   2,450       $   2,168
  Income taxes paid, net                            4,165           3,080             126

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ESSEF CORPORATION AND SUBSIDIARIES

SEPTEMBER 30, 1997, 1996 AND 1995

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS
Essef Corporation and subsidiaries (the "Company") is a leading worldwide supplier of composite components and subsystems for the movement, storage and treatment of water. The Company's products are used in the residential, commercial, industrial and municipal markets. Additionally, the Company operates one of the largest residential in-ground pool sales and installation businesses in the United States. The Company reports its business in three segments: Water Treatment and Systems Equipment, Swimming Pool and Spa Equipment and Swimming Pool Sales and Installation.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company. All significant intercompany items have been eliminated.

REVENUE RECOGNITION
Revenues from the sale of products are recognized upon shipment. Revenues from contracts related to the installation of swimming pools are recognized on the percentage-of-completion accounting method. Projected losses on individual contracts are provided for in their entirety in the period the loss becomes known.

CASH AND CASH EQUIVALENTS
The Company considers all highly liquid short term investments with initial maturities of three months or less to be cash equivalents.

DEPRECIATION AND AMORTIZATION
Depreciation is computed using the straight-line method for financial reporting purposes while accelerated methods are used for tax reporting purposes. The Company determined, effective October 1, 1995, that principally due to preventative maintenance programs, asset lives were extended. As a result, the Company prospectively changed the lives of certain assets, reducing depreciation expenses by approximately $1,430,000 in 1997 and 1996. ($930,000 after tax, or $.07 per share for each year.)

FINANCIAL INSTRUMENTS
The Company has financial instruments which consist primarily of cash and cash equivalents, receivables, payables and debt instruments. The Company has determined that the estimated fair value of its financial instruments approximates carrying value.

GOODWILL
Goodwill arising from business acquisitions is amortized using the straight-line method over forty years. Accumulated amortization at September 30, 1997 and 1996 was $1,425,000 and $465,000, respectively.
The Company continually evaluates goodwill to assess impairment.

INCOME TAXES
The provision for income taxes includes federal, foreign, state and local taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets.

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

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

RECLASSIFICATIONS
Certain reclassifications have been made to prior year amounts in order to be consistent with the presentation for the current year.

(2) BUSINESS ACQUISITIONS
On May 1, 1997, the Company acquired certain assets and assumed certain liabilities of General Aquatics, Inc. for $77,883,000, including transaction costs. The acquisition has been accounted for as a purchase, and thus, the purchase price has been allocated to the assets and liabilities based on their preliminary estimated fair value as of the date of acquisition. Such estimates may be revised at a later date. The results of operations have been included in the Company's results since the date of acquisition. The cost in excess of the fair value of the net assets acquired is being amortized on a straight-line basis over forty years.

General Aquatics consisted of three business units, American Products, KDI Paragon and Anthony & Sylvan Pools. American Products and KDI Paragon design and manufacture swimming pool and spa equipment for the residential, commercial, institutional and municipal markets and have been integrated into the Swimming Pool and Spa Equipment Segment. Anthony & Sylvan Pools is now reflected as the Company's Swimming Pool Sales and Installation Segment.

The following table is a summary of the transaction:

(Dollars in thousands)

Fair value of identifiable assets acquired                               $65,018
Costs in excess of net assets acquired                                    44,889
Less liabilities assumed                                                 (32,024)
--------------------------------------------------------------------------------
Net cash paid for acquisition                                            $77,883
================================================================================

The following unaudited pro-forma combined results of operations give effect to the acquisition as though it was completed at the beginning of each period shown. The pro-forma information has been presented for comparative purposes only and does not purport to be indicative of what would have occurred had the acquisition been made at the beginning of the earliest period presented, or of results which may occur in the future.

(Dollars in thousands except per share data)
(Unaudited)

                                                1997                      1996
--------------------------------------------------------------------------------
Net sales                                   $394,102                 $366,808
Net income                                     9,182                    5,395
Earnings per share                               .72                      .41

In September 1997, the Company also acquired selected assets of Stark Aquatic Systems, a manufacturer of large fiberglass filter systems for application in commercial pools, water parks and aquariums. The transaction does not have a significant impact on pro-forma results.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ESSEF CORPORATION AND SUBSIDIARIES
(CONTINUED)

(3) PLANT CLOSURE
In July 1997, as a result of the acquisition of General Aquatics, the Company commenced closing its Pac-Fab plant in City of Industry, California. Most of this plant's operations were consolidated into the General Aquatics plant in Moorpark, California. The costs associated with the plant closure resulted in a non-recurring charge of $3,500,000 ($2,275,000 after tax, or $.18 per share) in the fourth quarter of 1997.


(4) INVENTORIES
Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for 36% and 59% of inventories in 1997 and 1996, respectively. The balance of the Company's inventories are valued using the first-in, first-out (FIFO) method. A summary of inventories at September 30 follows:

(Dollars in thousands)

                                                    1997           1996
--------------------------------------------------------------------------
FIFO Cost:
  Raw materials                                  $ 11,932        $ 10,023
  Work-in-process                                  10,033           2,266
  Finished goods                                   13,857           8,529
--------------------------------------------------------------------------
                                                   35,822          20,818
Excess of FIFO over LIFO cost                      (1,225)         (1,373)
--------------------------------------------------------------------------
Net inventories                                  $ 34,597        $ 19,445
==========================================================================

(5) ACCRUED EXPENSES
Accrued expenses consists of the following at September 30:

(Dollars in thousands)

                                                     1997                  1996
--------------------------------------------------------------------------------
Accrued compensation                               $11,093              $ 5,059
Customer advance payments                            3,738                 --
Other                                               14,406                7,422
--------------------------------------------------------------------------------
                                                   $29,237              $12,481
================================================================================

(6) SHORT-TERM BORROWINGS
The Company's European subsidiaries have working capital lines of credit of approximately $15,000,000. At September 30, 1997 and 1996, approximately $3,312,000 and $3,249,000, respectively, was outstanding. At September 30, 1997 interest was at rates ranging from 4% to 10.375%. In addition, a note payable on demand of $2,008,000 and $3,750,000 relating to an acquisition was outstanding at September 30, 1997 and 1996, respectively. The interest rate on the note is 6%.

(7) LONG-TERM DEBT
Long-term debt consists of the following at September 30:

(Dollars in thousands)

                                                    1997                1996
------------------------------------------------------------------------------
Revolving credit facilities                      $ 79,700            $ 12,425
Term loan                                            --                 6,428
Other loans                                         2,507                 126
------------------------------------------------------------------------------
                                                   82,207              18,979
Less current maturities                              (549)             (1,467)
------------------------------------------------------------------------------
                                                 $ 81,658            $ 17,512
==============================================================================

In May 1997, the Company terminated its existing bank loans and obtained, through a new bank group, an unsecured $135,000,000 multi-currency revolving loan facility ("Credit Facility"). The Credit Facility matures April 30, 2002 and may be extended in one year increments with the approval of the bank group. The Credit Facility includes commitment reductions at specified dates and for events throughout the term of the loan, however, the commitment does not reduce below $100,000,000. Interest rates are based on increments over the lead bank's base lending rate or LIBOR (or foreign currency equivalent) rate. A 25 basis point facility fee is payable on the total amount of the commitment. The Company is in compliance with all of its covenants under its Credit Facility. As of September 30, 1997, interest rates for the Credit Facility ranged from 6.16% to 6.31%.

In May 1997, the Company entered into an interest rate swap agreement with a commercial bank which effectively converts $30,000,000 of its floating rate debt to a fixed rate of 6.33%. The effective interest rate on this fixed portion of debt was 7.08% at September 30, 1997. The Company does not use derivatives for trading purposes.

Aggregate maturities of long-term debt are the following: 1998, $549,000; 1999, $422,000; 2000, $346,000; 2001, $267,000; 2002, $79,873,000; and $750,000
thereafter.

(8) INCOME TAXES
The provision for income taxes is calculated based upon the following components of income before taxes:


(Dollars in thousands)
                                       1997           1996           1995
--------------------------------------------------------------------------
Domestic                            $16,750        $11,850        $ 7,395
Foreign                               1,352          2,390          1,908
--------------------------------------------------------------------------
                                    $18,102        $14,240        $ 9,303
==========================================================================

The significant components of the provision for income taxes are as follows at September 30:

(Dollars in thousands)
                                       1997            1996           1995
----------------------------------------------------------------------------
[S]                                 [C]             [C]             [C]
Current
   Federal                          $ 7,149         $ 4,396         $ 2,125
   Foreign                              432            (277)           (311)
   State                                959             546             226
----------------------------------------------------------------------------
     Total current                    8,540           4,665           2,040
----------------------------------------------------------------------------

Deferred
   Federal                           (1,860)            294           1,199
   Foreign                              (51)            (25)           (116)
   State                               (293)             50             227
----------------------------------------------------------------------------
     Total deferred                  (2,204)            319           1,310
----------------------------------------------------------------------------
                                    $ 6,336         $ 4,984         $ 3,350
============================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ESSEF CORPORATION AND SUBSIDIARIES
(CONTINUED)


(8) Income Taxes (Continued)

Significant components of the Company's deferred tax assets and liabilities are as follows at September 30:

(Dollars in thousands)
                                                             1997            1996
-------------------------------------------------------------------------------------
Deferred tax assets
   Nondeductible accruals                                  $ 9,255         $ 2,735
   Tax credits and net operating
     loss carryforwards                                        599             627

Deferred tax liabilities
   Book basis of fixed assets in
     excess of tax basis                                    (3,700)         (5,115)
   Other                                                      (448)           (137)
-------------------------------------------------------------------------------------
Net deferred tax asset (liability)                         $ 5,706         $(1,890)
=====================================================================================

The consolidated tax provision differs from the tax provision computed at the statutory United States tax rate of 35% for 1997 and 34% for prior years for the following reasons:


(Dollars in thousands)
                                     1997            1996            1995
---------------------------------------------------------------------------
Tax provision at statutory
   Federal rate                   $ 6,336         $ 4,842         $ 3,163
State income taxes                    433             557             453
Foreign tax differential              (92)           (597)           (426)
Other items, net                     (341)            182             160
---------------------------------------------------------------------------
                                  $ 6,336         $ 4,984         $ 3,350
===========================================================================


(9) LEASES
The Company leases certain of its facilities and equipment. Total rental expenses were $3,100,000, $1,521,000 and $982,000 in 1997, 1996 and 1995,
respectively. Minimum annual rental commitments for the next five years under non-cancelable operating leases are the following: 1998, $4,623,000; 1999, $3,994,000; 2000, $3,279,000; 2001, $2,463,000; 2002, $409,000; and $334,000
thereafter.

(10) RETIREMENT PLANS
The Company maintains defined contribution plans covering substantially all of its domestic employees. Participants are permitted to make pretax contributions to the plans as a percentage of compensation. The Company matches participant contributions, up to specified limits. In certain plans the Company also contributes a specified percentage of annual compensation of participants. Total Company contributions were approximately $2,066,000, $1,514,000 and $1,155,000 in 1997, 1996 and 1995, respectively.

(11) BUSINESS SEGMENT INFORMATION
The Company operates in three industry segments: Water Treatment and Systems Equipment; Swimming Pool and Spa Equipment; and Swimming Pool Sales and Installation. The Water Treatment and Systems Equipment Segment manufactures products for moving, storing and treating water in residential, commercial, industrial and municipal water supply systems. The Swimming Pool and Spa Equipment Segment manufactures pumps, filters, heaters, controls, valves, lights and other components for swimming pools and spas. Geographically, the operations of the two previously described segments are located principally in the United States, Europe and most recently India. The Swimming Pool Sales and Installation Segment installs residential concrete in-ground swimming pools in most major markets in the United States.

The following tables contain a summary of information by industry segment and by geographic area.

BY INDUSTRY SEGMENT
(Dollars in thousands)

                                                     Income                                        Depreciation
Industry                              Net              From           Total           Capital               and
Segment                Year         Sales        Operations          Assets      Expenditures      Amortization
-----------------------------------------------------------------------------------------------------------------
Water Treatment        1997     $  99,513           $10,003       $  63,413           $11,725            $4,057
   and Systems         1996        90,587            10,222          60,377             4,458             3,513
   Equipment           1995        63,304             5,046          58,239             5,509             3,372

Swimming Pool          1997       132,343            12,267(1)       81,616             3,536             2,682
   and Spa             1996       103,201             9,273          44,318             2,080             1,925
   Equipment           1995        85,951             8,289          40,465             2,833             2,480

Swimming Pool          1997        74,205             8,143          58,044               760               851
   Sales and           1996            --                --              --                --                --
   Installation        1995            --                --              --                --                --

Corporate              1997            --            (4,394)         13,810                37                31
                       1996            --            (2,903)          6,553                42                29
                       1995            --            (2,558)          7,920                45                44

Consolidated           1997       306,061            26,019(1)      216,883            16,058             7,621
                       1996       193,788            16,592         111,248             6,580             5,467
                       1995       149,255            10,777         106,624             8,387             5,896

(1) 1997 income from operations excludes a $3,500,000 charge related to a plant closure

By Geographic Area
(Dollars in thousands)
                                                     Income                                        Depreciation
                                      Net              From           Total           Capital               and
Area                   Year         Sales        Operations          Assets      Expenditures      Amortization
-----------------------------------------------------------------------------------------------------------------
United States          1997      $274,351           $28,697(1)    $ 178,658           $11,920            $6,554
                       1996       164,526            17,244          84,244             5,468             4,228
                       1995       129,997            11,829          80,857             6,538             4,509

Foreign                1997        31,710             1,716          24,415             4,101             1,036
                       1996        29,262             2,251          20,451             1,070             1,210
                       1995        19,258             1,506          17,847             1,804             1,343

Corporate              1997            --            (4,394)         13,810                37                31
                       1996            --            (2,903)          6,553                42                29
                       1995            --            (2,558)          7,920                45                44

Consolidated           1997       306,061            26,019(1)      216,883            16,058             7,621
                       1996       193,788            16,592         111,248             6,580             5,467
                       1995       149,255            10,777         106,624             8,387             5,896

(1) 1997 income from operations excludes a $3,500,000 charge related to a plant closure

Export sales from the Company's United States operations were approximately $19,085,000, $16,133,000 and $10,668,000 for the years ended September 30, 1997,
1996 and 1995, respectively.

(12) CAPITAL STOCK AND STOCK OPTION PLAN
On January 23, 1997, the Board of Directors authorized a 10% stock dividend to be distributed on February 28, 1997 to shareholders of record on February 7, 1997. On August 7, 1997, the Board of Directors authorized a 2-for-1 stock split to be distributed on September 9, 1997 to shareholders of record on August 22, 1997. The consolidated financial statements have been retroactively restated to reflect the number of shares outstanding following both the 10% dividend and 2-for-1 split.

The Company has a stock option plan for employees granting ten year options for the purchase of up to 1,100,000 common shares of the Company. Options may be exercised partially during the first three to five years from the date of grant, and in whole or in part thereafter. The outstanding options expire at various dates through the year 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ESSEF CORPORATION AND SUBSIDIARIES
(CONTINUED)

(12) CAPITAL STOCK AND STOCK OPTION PLAN (CONTINUED)

 Activity in the stock option plan is as follows:

                                                                Number
                                                               of Options              Price Per Share
--------------------------------------------------------------------------------------------------------
Outstanding October 1, 1995                                    525,351                 $1.53--$ 7.50
   Granted                                                     178,352                 $        7.96
   Expired                                                      (2,770)                $        7.50
   Exercised                                                   (38,366)                $1.53--$ 3.86

--------------------------------------------------------------------------------------------------------
Outstanding September 30, 1996                                 662,567                 $1.53--$ 7.96
   Granted                                                      20,000                 $       15.58
   Expired                                                      (7,755)                $1.53--$ 7.96
   Exercised                                                   (20,546)                $1.53--$ 7.96
--------------------------------------------------------------------------------------------------------
Outstanding September 30, 1997                                 654,266                 $1.53--$15.58
========================================================================================================
Exercisable September 30, 1997                                 406,131
========================================================================================================

At September 30, 1997, the weighted average exercise price and weighted average remaining contractual life for outstanding options described above were $7.35 per share and 7.2 years, respectively.

In addition to the options shown above, in 1990, the Company granted options to the Chief Executive Officer to purchase 2,137,960 common shares at $.91 per share. These options expire ten years from the date of grant and are fully vested. None of these options have been exercised. Additionally, in 1994, 1995 and 1996, the Company granted certain other officers options to purchase 330,000, 55,000 and 165,000 common shares, respectively, which expire 10 years from the date of grant. These options are considered variable options as they vest based on attainment of specified results and periods of service. Accordingly, the results of operations in 1997 include $1,653,000 ($1,074,000 after tax, or $.08 per share) in compensation expense related to these options. The future impact on earnings related to employee stock options will be dependent on changes in the Company's stock price, earnings per share and the number of options outstanding.

The following table summarizes information about the Company's performance based stock options outstanding at September 30, 1997:



                                                                Weighted           Weighted
                                                                 Average            Average
Exercise            Number                  Number             Remaining           Exercise
Price               Granted             Exercisable                 Life              Price
----------------------------------------------------------------------------------------------
$   0.91           2,137,960             2,137,960                  3.0             $   0.91

    7.42             385,000                 --                     7.4                 7.42

    7.95             165,000                 --                     9.0                 7.95
----------------------------------------------------------------------------------------------
                   2,687,960             2,137,960                  4.0             $   2.27
==============================================================================================

In 1997, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). As permitted by SFAS No. 123, the Company has not changed its method of accounting for stock-based compensation. If the Company had adopted the fair value method of accounting prescribed by SFAS No. 123, the effect on net income for 1997 and 1996, respectively, would not have been material.

(13) REAL ESTATE HELD FOR SALE
In November 1996, the Company received title to the real estate securing a note receivable under an Agreement for Deed. The note receivable had been obtained in connection with the sale of assets in 1991. The property is now included in real estate held for sale at $3,850,000 which approximates its fair value based on current appraisals.

(14) MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK
Net sales to one customer in the Swimming Pool and Spa Equipment Segment with which the Company has a long-standing relationship amounted to $32,420,000 in 1997. At September 30, 1997, accounts receivable from this customer represents less than 5% of total accounts receivable.

The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral to support customer receivables. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

(15) DISCONTINUED OPERATIONS
The Company completed its divestiture of its subsidiary Hobson Brothers Aluminum Foundry and Mold Works, Inc. in January 1997. The subsidiary has been designated as a discontinued operation in the financial statements and prior year financial statements have been restated to give effect to the sale as though it occurred at the beginning of each period shown. No material gain or loss was recognized on the sale transaction.

(16) LITIGATION
Twenty-eight lawsuits have been brought against the Company before the United States District Court for the Southern District of New York, including a class action on behalf of passengers, various individual passenger actions, and claims by Celebrity Cruises, Inc. ("Celebrity"), concerning alleged exposure by passengers to Legionnaire's bacteria aboard the cruise ship M/V Horizon, a ship operated by Celebrity. The claims against the Company generally are based on allegations that the Company designed, manufactured, and marketed sand filters that were installed in a spa on the Horizon and allegations that the spa contained bacteria that infected certain passengers on cruises from December, 1993 through July, 1994. Claims have also been asserted against Celebrity, Fantasia Cruising, Inc. (the ship's owner), the German company that designed the spa, and several companies that designed, manufactured and marketed other component parts of the spa. Although the aggregate claims against the Company and the other defendants exceed $200 million, management believes the Company has meritorious defenses. While the outcome of this matter cannot be predicted with certainty, based on information presently available, the Company does not believe that this matter will have a material adverse effect on the Company's financial position, results of operations or cash flows. The Company intends to vigorously defend these matters.

Additionally, certain other claims, suits and complaints arising in the ordinary course of business have also been filed or are pending against the Company. In the opinion of management, the results of all such matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

The Company also believes that it has insurance coverage available, subject to self-insured retentions, for a substantial portion of the cost of the aforementioned claims, if any.

(17) ACCOUNTING PRONOUNCEMENTS
The Financial Accounting Standards Board ("Board") recently issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128") effective for financial statements issued for periods ending after December 15, 1997. The Company is required to adopt SFAS 128 in the first quarter of fiscal 1998. The Company does not expect SFAS 128 to have a material effect on the computation of earnings per share.

In June 1997, the Board issued SFAS 130, "Reporting Comprehensive Income". SFAS 130 requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and to display the accumulated balance of other comprehensive income separately from retained earnings and common stock in the shareholders' equity section of the balance sheet. The Company is required to adopt SFAS 130 in fiscal 1999. Such adoption is not expected to have a material effect on the Company.

In June 1997, the Board issued SFAS 131, "Disclosures About Segments of an Enterprise and Related Information". SFAS 131 requires that a public business enterprise report financial and descriptive information about its reportable operating segments such as a measure of segment income or loss, certain specific revenue and expense items, and segment assets. The Company is required to adopt SFAS 131 in fiscal 1999. Such adoption is not expected to have a material effect on the Company.

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

/s/ Thomas B. Waldin                         /s/Stuart D. Neidus
Thomas B. Waldin                             Stuart D. Neidus
President and Chief Executive Officer        Executive Vice President
                                             and Chief Financial Officer



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS, ESSEF CORPORATION
We have audited the accompanying consolidated balance sheets of Essef Corporation and subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Essef Corporation and subsidiaries as of September 30, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1997 in conformity with generally accepted accounting principles.


/s/ DELOITTE & TOUCHE LLP
Cleveland, Ohio
November 19, 1997