Form 10-K405, Exhibit 13
period 1998-09-30
ESSEF CORP
filed 1998-12-23
CIK 814037

                                                                      Exhibit 13


ESSEF   ANNUAL REPORT
        1998


                   SEIZING strategic opportunities

     HIGHLIGHTS

 COMPOUND ANNUAL GROWTH RATE 36.2%
1994      $126,811

1995      $149,255

1996      $193,788

1997      $306,061

1998      $436,027


 NET SALES - in Thousands

 COMPOUND ANNUAL GROWTH RATE 32.6%

1994      $10,947

1995      $10,777

1996      $16,592

1997      $26,019

1998      $33,857

 INCOME FROM OPERATIONS - Adjusted in Thousands

COMPOUND ANNUAL GROWTH RATE 23.4%
1994      $0.53

1995      $0.56

1996      $0.68

1997      $1.06

1998      $1.23

 EPS - Adjusted in Dollars

COMPOUND ANNUAL GROWTH RATE 31.3%
1994      $ 5.89

1995      $ 7.23

1996      $ 7.23

1997      $15.68

1998      $17.50

 STOCK PRICE - in Dollars


"1998 was a year of significant strategic progress. Your company is well positioned to continue its outstanding performance."

ESSEF CORPORATION

Essef Corporation is a leader in the world of water. Its vision and acquisition strategies have allowed it to achieve an impressive leadership position in each of its segments. Under Pac-Fab, the Company supplies integrated pool and spa equipment systems, including filters, pumps, heaters, controls, valves, lights, accessories, and tile -- products which are widely used in residential and commercial pools, water parks and aquariums. The Company also owns Anthony & Sylvan Pools, the world's largest and preeminent designer and installer of residential in-ground concrete swimming pools. These two pool business segments are complemented by the Water Treatment and Systems Equipment Segment which includes Essef's founding business, the Structural Group. As one of the largest providers of composite components and subsystems for water and other liquids, this segment specializes in the movement, treatment, and storage of water, delivering advanced process technologies and integrated systems to end users the world over.

FINANCIAL HIGHLIGHTS

-----------------------------------------------------------------------------------------------------------------
(Dollars in thousands except per share data)                        1998              1997             Change
-----------------------------------------------------------------------------------------------------------------
Net Sales                                                         $436,027          $306,061          + 42.5%
Income From Operations - Adjusted                                   33,857            26,019          + 30.1%
Income From Operations                                              33,857            22,519          + 50.3%
EBITDA - Adjusted                                                   45,755            33,504          + 36.6%
Net Income                                                          16,578            11,766          + 40.9%
Net Income Per Share                                                  1.23               .89          + 38.2%
Net Income Per Share - Adjusted                                       1.23              1.06          + 16.0%
Return on Shareholders' Equity                                        23.1%             20.3%         + 13.8%
Book Value Per Share                                              $   7.08          $   5.62          + 26.0%
Stock Price at September 30                                          17.50             15.68          + 11.6%
Market Capitalization                                              206,815           182,595          + 13.3%
-----------------------------------------------------------------------------------------------------------------

All share related data has been restated to reflect the 10% stock dividend and the adoption of Statement of Financial Accounting Standard No. 128, "Earnings per Share," which occurred in 1998. Adjusted income from operations, EBITDA and net income per share in 1997 exclude plant closure costs of $3.5 million.

LETTER to Shareholders

Sales set a new record of $436,027,000, an increase of 42.5%, with most of the growth coming from acquisitions. Our return on shareholders' equity was 23.1%, resulting from net income of $16,578,000 or $1.23 per share. The EPS increased 38.2% from the previous year's $.89. These significant gains were made despite a difficult year in our Water Treatment Segment and a variety of unusual items that cost us at least $.12 per share.

Our capital structure had $117,334,000 of debt and $83,678,000 of equity at year-end, continuing a more leveraged capital structure than we have had historically. The increase in our debt is primarily attributable to acquisitions. The Anthony & Sylvan ("A&S") initial public offering ("IPO") announced in May 1998, which we are planning for fiscal 1999, should serve to reduce our leverage. Regardless of the timing of the IPO, the combination of our strong cash flow, our positive earnings expectations and low interest rates leaves us comfortable with the leverage.

1998 REVIEW

1998 was a year in which we made significant strategic progress and our people overcame unanticipated obstacles and setbacks to produce good financial results. We developed and validated a growth model for A&S and determined that a real opportunity exists in the pool industry for a consolidator of pool builders. The growth model incorporates a balanced approach between internal growth and acquisitions. Many owners of pool businesses have approached us, expressing an interest in selling us their companies. Discussions with these owners confirm our belief that there is an opportunity to consolidate this industry as no viable exit strategy currently exists for the many founder- owners of local pool businesses. A&S intends to meet that need. Pac-Fab made significant strategic progress with its commitment to a product design center in India where we expect to speed up and reduce the cost of developing new products and, in broadening its product line, with the acquisitions of Rainbow, Cozad & O'Hara and Thompson Tile along with the introduction of several new products. The Water Treatment Segment continued its growing commitment to Asia with a larger sales force in the region and new product manufacturing capabilities in India. In last year's letter, I wrote you that we were studying the best way for Essef shareholders to benefit from the investment that had been made in A&S, the swimming pool sales and installation business that was acquired in the General Aquatics transaction. I am very pleased to report that we concluded that an IPO of 15-20% of A&S shares, and a subsequent spin-off of the remaining A&S shares to Essef shareholders, would likely create the greatest value for Essef shareholders. Unfortunately, the collapse of the IPO market delayed A&S's IPO as well. Although it is uncertain when that market will revive, we have filed a Registration Statement with the Securities and Exchange Commission and completed much of the work related to the IPO. Accordingly, when the markets turn, and if we obtain a favorable tax ruling from the IRS, we will be ready to complete the IPO and spin-off. We believe the completion of the IPO and spin-off will clarify Essef's position as a manufacturer; unlock some additional value for Essef shareholders; give Essef shareholders a choice as to whether they wish to participate in a consolidation of the pool sales and installation industry; and finally, allow A&S to most effectively pursue its own growth strategy.

I characterize the year as good rather than outstanding because we had a variety of unusual matters that cost us at least $.12 per share, without which it would have been an outstanding year. Specifically, unanticipated expenses were incurred from consolidation and reorganization inefficiencies in the early part of the year from combining Pac-Fab's west coast plant into our recently acquired General Aquatics Moorpark, California plant; and from two lawsuits, one in which we are the plaintiff and the other dating back many years. These costs were partly offset when a senior officer resigned and stock option compensation expense recorded in prior years was reversed. In addition, the Water Treatment Segment had a difficult year, mainly at Codeline, where we introduced a new product line, reorganized production processes, and installed a new computer system in a declining project market which together overwhelmed our ability to deal with so much short-term change. Although positioned well for the future, start-up delays in India through the first half of the year prevented a contribution to 1998 earnings. On balance, the impact of the economic conditions in the various countries in which we operate was about as expected. Asia, Eastern

2|3

Europe and project markets worldwide were weaker than expected, but this weakness was offset by a much stronger than expected Western European market and a strong U.S. pool market.

Our stock price increase during the year was gratifying, but its decline after the July stock market break and its subsequent languishing leave us disappointed and limits our flexibility. Disappointed, because our record results for the year and our outlook for 1999 resulted in an increase in our market capitalization of only 13% from one year ago. Limited, because we are reluctant to do a stock offering or to issue stock for acquisitions at these prices. Indeed, we believe the stock is so attractive that our Board authorized a $10,000,000 stock repurchase program, which at today's prices represents about 5% of our outstanding stock.

We have had an outstanding record of sales and earnings growth for the past several years. Since 1994, sales have grown 36.2% per year compounded, income from operations 32.6%, and net earnings 24.1%. We have had the good fortune to operate in fragmented industries; we have had the vision to define a growth strategy within those industries; and, we have had the ability to make acquisitions and to integrate those acquisitions to create value. However, we have not yet persuaded the investment community that we deserve a multiple frequently accorded those with similar records. We are currently trading at a price/earnings multiple of 14 based on trailing earnings when the S&P SmallCap 600 index and the S&P 500 index both trade at 30x. Neither has the record of growth that we have in recent years. With the multiple that we have, it is a challenge, which we have met so far through an increasingly leveraged capital structure, to take advantage of the many opportunities we see in our businesses.

ORGANIZATION

Gerry Hornick, an Executive Vice President of the Company, delayed his retirement to manage the Water Treatment Segment for a year. We thank Gerry for his 30 years of loyal service and many contributions and wish him well in retirement. He will be fondly remembered by his many friends. We are taking the opportunity created by Gerry's retirement to reorganize the Water Treatment Segment into one global business rather than managing it as a number of small, autonomous businesses and expect to have this new, more effective but lower cost organization in place in the next few months.

Stu Neidus was appointed Chairman and CEO of A&S. The appointment recognizes Stu's contribution to Essef as well as his unique qualifications to lead A&S after the spin-off. While we will miss Stu at Essef after the spin-off, we wish him well and believe that he will go on to create great value at A&S.

1999 OUTLOOK

Our planning anticipates present economic conditions continuing. Modest economic growth should occur in the U.S. and Europe, while the economies that have been severely affected by the recent economic crises should stay at about their present levels.

Given those conditions, 1999 sales should exceed $500,000,000 for the first time and earnings should be $1.45-$1.55 per share for the business as it now exists.

We are well satisfied with our accomplishments during this challenging year. Not only did our capable people adjust to surprises and overcome obstacles to produce good short-term results, but we also continued making strategic investments and acquisitions to build long-term value. Today we are a more valuable company with better prospects than a year ago, and I am confident that your company is well positioned to continue its outstanding performance.



/s/Thomas B. Waldin
Thomas B. Waldin
President and Chief Executive Officer
December 9, 1998

                                        Fiber optic lighting and MiniMax(TM)
                                        heaters have found a new home in the
                                        growing above-ground pool market.

SWIMMING POOL & SPA EQUIPMENT

Fiscal 1998 marked another year of aggressive expansion through strategic acquisitions and new product introductions for our pool equipment segment. Pac-Fab enhanced its position as a single-source supplier by bringing customer convenience and service to a new high. The swift integration of acquisitions has resulted in gains in productivity and capacity utilization, which are reflected in our improved profitability, quality and customer service. The most significant integration was the completion of the consolidation of the Purex plant in City of Industry, California, into American Products' Moorpark, California plant acquired in May 1997. In addition, the following three current year acquisitions expanded Pac-Fab's broad product line:


- Rainbow Lifegard in El Monte, California is a leading manufacturer of maintenance, testing, and cleaning accessories for spas and pools, spa filters, and small-scale aquarium and aquaculture equipment. This broad product line, which stretches across numerous industries and channels, and the addition of new distributors in key international markets presents excellent export sales growth opportunities. Pac-Fab is now well positioned to develop complementary industry and channel specific products for future growth in these new, emerging markets. These opportunities will continue to move Pac-Fab toward becoming the leading global pool equipment company.

- Cozad & O'Hara in Anaheim, California and Thompson Ceramic Tile in Pompano Beach, Florida. These leading regional pool tile distributors were joined with Pac-Fab's existing pool tile distribution business, Quality Pool Tile located in Atlanta, Georgia, to form a new company, National Pool Tile Group. Together they will provide national coverage as a leading single-source supplier of pool tile.

New products and market share gains were also components of Pac-Fab's growth in 1998. Pac-Fab's new 100,000 BTU MiniMax(TM) pool and spa heater and the AquaNeon(TM) series of fiber optic lighting products were new breakthroughs in the residential above-ground pool market. Similarly, the commercial business saw the introduction of the up to 900,000 BTU MiniMax(TM) heater and two series of composite pumps. Positive reaction to these products indicates they will be significant contributors in the coming years. Market share gains were experienced in most of the regional U.S. markets, due in large measure to our customer focus, strong sales teams and innovative products. The most significant of these gains belongs to Pac-Fab's automatic pool control business, whose sales increased by more than 20% in 1998.

1998 also saw the establishment of Pac-Fab's engineering and design center in India. The highly skilled work force in India will give Pac-Fab 24-hour-a-day engineering capability and shorter product development cycles.

With the integration of its recent acquisitions, Pac-Fab can now boast a well aligned product base, a manufacturing facility located on each coast, excellent engineering capabilities and a strong sales force, all of which position the pool equipment segment for continued profitable growth in the U.S. and abroad.

[Picture]

MiniMax(a) above-ground
residential heater

[Picture]

Rainbow pool accessories

[Picture]

MiniMax(a) commercial heater

[Picture]

Our recently formed National Pool Tile Group offers a broad array of pool and spa tile.



4|5

WATER TREATMENT & SYSTEMS EQUIPMENT

Our constant focus on customer service and market opportunities helped us maintain market share in an increasingly competitive environment. However, 1998 was a year of challenge for the Water Treatment Segment as the emerging markets in Asia and Eastern Europe were soft and project business was weaker than expected.

As water treatment system manufacturers around the world continue to consolidate, the Structural Group is well positioned to serve these growing global companies. Our four manufacturing facilities, including our new facility in India, are convenient to both the established and the emerging distribution channels allowing us to offer quick delivery and low freight costs. Although start-up delays prevented India from contributing to the Group's performance in 1998, we believe this plant's broad manufacturing capabilities will prove significant in 1999 and beyond. In addition, we operate sales offices in six global markets to serve pressure vessel users quickly and efficiently throughout the world.

To position the Group for better performance in the coming years, we recently consolidated the manufacturing and administrative functions of our Pressure Vessel and WellMate(TM) operations in Chardon, Ohio. This consolidation will lower the cost and increase the flexibility of our manufacturing processes.

Structural's broad understanding of composite technology is creating exciting new market opportunities. Acceptance of composite vessels for applications in hot water storage in both the U.S. and overseas is growing. Currently, the market is dominated by steel vessels that have a high corrosion probability and a short useful life. Composite tanks represent an attractive economic and long-term solution. Codes and approval barriers for the widespread use of our technology are being cleared now. Key projects with leading producers of hot water boilers are being undertaken to spearhead high volume market penetration in this area in the coming years.

1998 saw the expansion of our Asia/Pacific sales team, which made significant sales gains in China by taking advantage of the quicker delivery and lower costs of pressure tanks and membrane housings coming from our plant in India. In Europe, we took advantage of emerging opportunities in Poland, Turkey and Hungary. Despite strong competition and an environment recovering from recession, Structural Europe has been able to increase its market share in every business segment. A key factor in that success was the strong performance of Euroimpex, our Italian Distribution Center, which set record sales and earnings based primarily on excellent customer service. The Middle East region also performed above expectations in only its second year of operations.

In the areas of ultra-pure water and industrial microfiltration, Codeline(TM) products continue to dominate. Last year saw the introduction of an entirely new line of highly versatile membrane housings, allowing customers to take advantage of higher flows and lower pressures. Proprietary manufacturing methods, expanded capacity in both California and India, and a new computer system were instituted in 1998. Although these costs negatively impacted Codeline's 1998 results, the investments further strengthen Codeline's ability to respond quickly to increases in global demand.

WellMate(TM) continued its growth as it benefited from cost reductions in the design and manufacture of its hydropneumatic vessels. These vessels are used in residential and commercial water systems and pressure boosting applications. With an expanded global sales force, WellMate is now positioned for significant growth.

Finally, in July 1998 we disposed of the Enpac operation because it no longer fit our business strategy. This will enable us to increase our focus on long-term composite pressure vessel technology.

[Picture]

Water distribution system

[Picture]

Codeline(TM) membrane housing

[Picture]

Water system pressure tank


6|7

Structural pressure vessels and Codeline membrane housings combine to remove impurities in an ultra-pure water closed loop system for manufacturing silicon chips.

                                        As the world's largest builder of
                                        residential in-ground concrete pools, we fulfill the backyard dreams of thousands of families every year.

                                                               ANTHONY &
                                                                 SYLVAN
                                                         Where America Swims(TM)
SWIMMING POOL SALES & INSTALLATION

With more than five decades of experience in both the design and installation of residential in-ground concrete swimming pools, Anthony & Sylvan Pools continues its position of leadership as the largest builder in the United States, fulfilling the backyard dreams of thousands of families across the country every year. The slogan "Where America Swims"(TM) represents not only our roster of over 330,000 pools built, but our numerous design centers operating within 24 metropolitan markets in the country.

In 1998, Anthony & Sylvan achieved significant strategic growth by opening five new sales offices, expanding within existing markets, and penetrating important new markets through acquisitions. The purchase in January 1998 of Tango Pools in Las Vegas enabled us to gain market share in one of the fastest growing cities in the country. Our combined organization is poised to take advantage of new residential development and stimulate the overall market for pools and spas in Nevada.

Similarly, the acquisition of Pools by Andrews in August 1998 rapidly facilitated our entry into six new major markets in Florida, including Miami, Ft. Lauderdale, Palm Beach, Jacksonville, Tampa, and Ft. Myers. The combination of Andrews and Anthony & Sylvan offices in Orlando also creates a leader in that fast-growing market.

The addition of these two successful pool companies brings the total number of swimming pools built annually by Anthony & Sylvan to over 6,000.

With a national network of offices to serve customers, we are able to support multiple markets with a high level of pool-building activity. Additionally, we are well positioned to develop and expand relationships with national and regional home builders. These relationships help us become the pool installer of choice in many new housing developments, where the cost of the pool installation can be included in the homeowner's first mortgage.

Effective management, strategic marketing and efficient operations remain the key drivers for our continued success. Radio, television and newspaper advertisements in major U.S. metropolitan areas work in concert with superior sales materials to promote swimming pool ownership to a vast number of leisure-oriented Americans. Consequently, we have continued to refine our in-home, interactive computer sales presentation. This computerized sales tool is increasing the number of sales made while reducing the number of visits required. All newly hired design consultants are immediately trained to use this effective sales tool.

Customer service continues to be our area of greatest focus. Close working relationships with suppliers has allowed us to improve quality and delivery schedules, while controlling costs.

Our singular goal is to make the process leading up to the customer's first swim as pleasant and easy as possible. As an example, many of our customers finance their swimming pool purchase. Our on-line credit application developed with our financial partner can be accessed through our Internet home page at http://www.anthony-sylvan.com. This simple, easy to use, near instant response system limits the anxiety, frustration and time it takes to finance a new swimming pool versus the traditional visit to a financial institution.

With our size, experience, customer service focus and financial strength, we are well poised to lead the consolidation of the highly fragmented pool building industry and the outlook for profitable growth is bright.

[Picture]

[Picture]

[Picture]

8|9

                       Essef Corporation and Subsidiaries



SELECTED FINANCIAL DATA

                                                                   Years Ended September 30,
---------------------------------------------------------------------------------------------------------------
(Dollars in thousands except per share data)       1998         1997         1996         1995         1994
---------------------------------------------------------------------------------------------------------------
OPERATING DATA
Net Sales                                        $436,027     $306,061     $193,788     $149,255     $126,811
Income from Operations - Adjusted                  33,857       26,019       16,592       10,777       10,947
Income from Operations                             33,857       22,519       16,592       10,777       10,947
Net Income                                         16,578       11,766        9,326        7,511        6,995
Net Income - Adjusted                              16,578       14,041        9,326        7,511        6,995
Per Diluted Share
   Net Income                                        1.23         0.89         0.68         0.56         0.53
   Net Income - Adjusted                             1.23         1.06         0.68         0.56         0.53
Return on Shareholders' Equity                       23.1%        20.3%        17.4%        16.8%        20.6%
---------------------------------------------------------------------------------------------------------------

BALANCE SHEET DATA
Total Assets                                     $266,923     $214,883     $111,248     $106,624     $ 74,171
Working Capital                                    33,345       14,148       15,201       18,725       18,212
Long-Term Debt                                    112,622       81,658       17,512       20,788       16,246
Total Debt                                        117,334       87,527       25,978       27,693       17,682
Shareholders' Equity                               83,678       65,446       53,338       51,426       37,896
Debt to Total Capital                                58.4%        57.2%        32.8%        35.0%        31.8%
---------------------------------------------------------------------------------------------------------------

OTHER DATA
Cash Flow from Operations                        $ 18,776     $ 33,077     $ 16,403     $ 11,287     $  8,317
Capital Expenditures                               15,407       16,058        6,580        8,387        4,906
Depreciation and Amortization                      12,148        7,621        5,467        5,896        5,147
Engineering and Development                         6,056        5,834        4,874        3,925        3,168
EBITDA                                             45,755       30,004       22,317       17,274       16,733
EBITDA - Adjusted                                  45,755       33,504       22,317       17,274       16,733
Average Shares Outstanding
   Basic                                           11,721       11,645       11,623       12,554       11,783
   Diluted                                         13,504       13,219       13,752       13,348       13,079
Market Price of Stock
   High                                             23.00        16.14         7.64         7.64         7.54
   Low                                              13.64         7.13         5.99         5.79         4.75
   At September 30                                  17.50        15.68         7.23         7.23         5.89
Market Capitalization
   at September 30                                206,815      182,595       84,051       90,783       69,383
---------------------------------------------------------------------------------------------------------------

"Adjusted" amounts exclude $3,500,000 (or $2,275,000 after tax) in plant closing costs incurred in 1997.



10|11

                       Essef Corporation and Subsidiaries



QUARTERLY FINANCIAL INFORMATION

                                     1st Quarter           2nd Quarter           3rd Quarter           4th Quarter
------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands
except per share data)             1998       1997       1998       1997       1998       1997       1998       1997
------------------------------------------------------------------------------------------------------------------------
Net Sales                         $79,618    $40,209   $91,756    $55,599    $137,625   $102,652   $127,028   $107,601
Gross Profit                       18,131     10,055    25,135     15,227      41,482     30,241     35,375     30,668
Income from Operations              1,734      1,639     5,241      5,044      16,395     11,495     10,487      4,341
Net Income                             82        682     2,005      2,840       9,170      6,404      5,321      1,840
Net Income Per Share
   Basic                             0.01       0.06      0.17       0.24        0.78       0.55       0.45       0.16
   Diluted                           0.01       0.05      0.15       0.22        0.68       0.49       0.39       0.14
Market Price of Stock
   High                             16.14       7.65     20.00      9.89        23.00      11.14      22.50      16.14
   Low                              13.64       7.13     13.64      7.13        17.50       8.98      16.38      10.91
------------------------------------------------------------------------------------------------------------------------

Note: The sum of the quarterly net income per diluted share in 1997 does not equal the annual amount reported. Net income per share is computed independently for each quarter and the full year is based on respective weighted average common shares outstanding.

 COMPOUND ANNUAL GROWTH RATE 28.6%
1994      $16,733

1995      $17,274

1996      $22,317

1997      $33,504

1998      $45,755

 EBITDA - Adjusted in Thousands

COMPOUND ANNUAL GROWTH RATE 24.1%
1994      $ 6,995

1995      $ 7,511

1996      $ 9,326

1997      $14,041

1998      $16,578

 NET INCOME - Adjusted in Thousands

COMPOUND ANNUAL GROWTH RATE 24.6%
1994      $23,472

1995      $29,926

1996      $45,395

1997      $50,795

1998      $56,598

 INTERNATIONAL & EXPORT SALES - in Thousands

1994      $ 4,906

1995      $ 8,387

1996      $ 6,580

1997      $16,058

1998      $15,407

 CAPITAL EXPENDITURES - in Thousands

                       Essef Corporation and Subsidiaries



MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations
---------------------

1998 COMPARED TO 1997

Net sales in 1998 of $436,027,000 increased 42.5% from 1997 net sales of $306,061,000. Approximately 78% of this increase was attributable to the impact of acquisitions in the Swimming Pool and Spa Equipment Segment and the Swimming Pool Sales and Installation Segment. The remainder of the increase came from internal growth. These segments benefited from the acquisition of General Aquatics on May 1, 1997, and from the acquisition of several smaller businesses during the fiscal year.

Sales growth in the Swimming Pool and Spa Equipment Segment was 44.3% for the year. Approximately 76% of this increase was attributable to acquisitions, with the remainder of this growth coming internally primarily due to favorable weather and economic conditions in many of its domestic markets, creating a stronger pool season than 1997. The Swimming Pool Sales and Installation Segment also benefited from acquisitions and the favorable conditions in the pool market, as sales doubled over those reported in the prior year. Approximately 76% of this increase is attributable to having this segment for a full twelve months in the current year as it was acquired on May 1, 1997, and from current year acquisitions. Sales growth of 4.1% in the Water Treatment and Systems Equipment Segment was lower than expected due to the slowdown in Asia, declining oil prices that have reduced capital spending, the worldwide oversupply of computer chips which has slowed the demand for ultra-pure water systems in that industry, and competitive pricing pressures in certain of its markets.

Gross profit increased by $33,932,000 in 1998 over 1997 while gross margins were 27.5% of sales versus 28.2% in 1997. The increase in gross profit came primarily from the increase in sales. The slight gross margin decline resulted from several factors. First, a full year's inclusion of the General Aquatics business which had been acquired in May 1997, at the peak of their seasonal production. Second, a higher cost structure in the Water Treatment and Systems Equipment Segment that arose from increased capacity in the United States in anticipation of increased demands which did not materialize and the start-up delay of the Company's new India manufacturing facility until mid-year. Partially offsetting these factors were slightly improved gross margins in the Swimming Pool and Spa Equipment Segment arising from efficiencies gained from the facility consolidation at the end of last year and from higher sales volume.

Operating expenses of $86,266,000 in 1998 increased by $22,594,000 over 1997, and decreased as a percentage of sales from 20.8% to 19.8%. The increase in expenses was primarily attributable to the increase in sales volumes and specifically to the inclusion of the Swimming Pool Sales and Installation Segment for a full year and its commission structure which is directly linked to sales. The decrease in expenses as a percentage of sales was a combination of several factors, which principally includes costs of $3,500,000 relating to a plant closing in 1997 and the reduction of costs of $2,379,000 in 1998 compared to 1997 relating to incentive based employee stock options and other similar compensatory plans. Partially offsetting these reductions in operating expenses were $995,000 of legal fees associated with certain acquisition-related activities, $900,000 of non-recurring legal and settlement costs resulting from the unfavorable resolution of a matter that arose a number of years ago, and a $730,000 increase in goodwill amortization related to acquisitions.

Interest expense increased by $3,947,000 or 92.2% to $8,228,000. This increase arose from the inclusion of a full year of interest expense for borrowings associated with the acquisition of General Aquatics and additional amounts borrowed to fund 1998 acquisitions.

The Company's effective tax rate was 34.7% in 1998 compared to 35.0% in 1997.

                       Essef Corporation and Subsidiaries


The preceding items resulted in net income of $16,578,000, an increase of 40.9% compared to $11,766,000 in 1997, and an increase in earnings per share of 38.2% from $.89 in 1997 to $1.23 in 1998.

1997 COMPARED TO 1996
Net sales in 1997 of $306,061,000 increased 57.9% from 1996 net sales of $193,788,000. The acquisition of General Aquatics completed in May 1997 represented approximately 90% of the increase, while growth within each of the existing businesses accounted for the balance. Sales growth was 9.9% in the Water Treatment and Systems Equipment Segment which resulted from expansion into new markets and new product lines. Swimming Pool and Spa Equipment Segment sales increased 30.3%. Excluding the impact of acquisitions, sales in this segment grew by only 2.2% as a result of poor weather conditions during the spring and relatively low overall growth in the pool and spa equipment market. The Swimming Pool Sales and Installation Segment, a new segment acquired with General Aquatics, represented approximately 66% of the total sales growth for the year. The Company's global expansion strategy and improving conditions in Europe resulted in an increase of 11.9% in sales by the Company`s foreign operations and exports over the prior year despite an unfavorable foreign exchange rate which reduced the increase by 7%.

Gross profit increased by $34,954,000 in 1997 over 1996 with a corresponding increase in gross margin from 26.4% of sales to 28.2%. These increases arose principally from the businesses acquired in the General Aquatics transaction.

Operating expenses of $63,672,000 in 1997 increased by $29,027,000 over 1996 or from 17.9% to 20.8% as a percentage of sales. The principal reasons for this increase include: costs of $3,500,000 relating to the closing of one of Pac-Fab's plants; accruals of $2,203,000 related to incentive based employee stock options and other similar plans as a result of the Company's 117% improvement in stock price and 30.9% increase in earnings per share over the prior year; start-up costs of $862,000 related to the construction of a new facility in Goa, India; a $625,000 increase in goodwill amortization principally related to the General Aquatics acquisition; and a higher percentage of selling and administrative costs inherent in General Aquatics` businesses.

Interest expense increased by $1,671,000 or 64% to $4,281,000. This was the result of increased borrowings used to finance the acquisition of General Aquatics and the Company's global expansion strategy which resulted in the construction of a new facility in Goa, India and the expansion of its facility in Chardon, Ohio.

The Company's effective tax rate was 35.0% in 1997 and 1996.

The above items resulted in net income of $11,766,000, an increase of 26.2% compared to $9,326,000 in 1996, and an increase in earnings per share of 30.9% from $.68 in 1996 to $.89 in 1997.

Liquidity and Capital Resources
-------------------------------

At September 30, 1998, funded debt was $117,334,000, an increase of $29,807,000 from September 30, 1997. This increase came principally as a result of the financing of acquisitions, the most significant of which was the $24,577,000 acquisition of Rainbow in July 1998. Funded debt represents 58.4% of funded debt plus stockholders' equity at September 30, 1998, compared to 57.2% at September 30, 1997.

During 1998, cash flow provided from operating activities of $18,776,000 decreased from $33,077,000 reported in 1997. The acquisition of General Aquatics in May 1997 was the principal reason for the decline in operating cash flow as the company was acquired during its peak production and working capital season. As such, for the five month period ended September 30, 1997, General Aquatics' operations generated a

                       Essef Corporation and Subsidiaries



MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

$7,561,000 reduction in working capital as they came down from their seasonal peak. In addition to the General Aquatics impact in 1997, accounts receivable and product inventories increased by $8,222,000 in 1998 due primarily to the impact of higher sales and increases in inventory in India as that facility became operational during the year. Partially offsetting these uses of cash from operating activities was the $4,812,000 improvement in the Company's net income. Capital expenditures in 1998 totaled $15,407,000 compared to $16,058,000 in 1997 and were funded by cash flows from operating activities and external borrowings.

In May 1998, the Company amended its existing unsecured multi-currency revolving facility ("Credit Facility"). The amendment included an increase of $50,000,000 in the Credit Facility and a one-year extension of the loan maturity date to April 30, 2003, which may be extended in one year increments with the approval of the bank group. After the amendment, the total Credit Facility was $185,000,000. The Credit Facility includes commitment reductions, but not below $135,000,000, at specified dates and for events throughout the term of loan.

In October 1998, the Company entered into an interest rate swap arrangement with one of the members of its bank group. The swap arrangement is for a $50,000,000 notional amount for a two-year term with a bank option for a third year and fixes the Company's interest rate at 4.445% plus the applicable bank margin based on the Company's leverage ratio.

The Company expects to continue its policy of not paying cash dividends in order to retain the earnings and cash for the future expansion of the business.

The Company believes that funds available under its Credit Facility and funds generated from operations will be sufficient to satisfy its anticipated operating and capital needs in fiscal 1999.

The Company is involved in various claims and lawsuits incidental to its business, including product liability claims which are covered by insurance after certain deductibles. Although the Company believes that its reserves are adequate, a significant increase in the aggregate amount of claims could have an adverse effect on the deductible level or upon the Company's ability to obtain product liability coverage for certain product lines. While the ultimate result of these contingencies cannot be predicted with certainty, management does not expect these matters to have a material adverse effect on the consolidated financial position or results of operations of the Company.

Year 2000 Matters
-----------------

The Company utilizes computer technologies to varying degrees throughout its three business segments to effectively carry out its day-to-day operations. Computer technologies include both information technology in the form of hardware and software, as well as embedded technology in the Company's facilities and equipment. Similar to most companies, the Company must determine whether its systems are capable of recognizing and processing date-sensitive information properly as the year 2000 approaches.

During the past several years as a result of an operational decision to improve its information systems, most of the significant business units within the Water Treatment and Systems Equipment Segment and Swimming Pool and Spa Equipment Segment have implemented enterprise-wide information systems. These information systems are substantially year 2000 compliant, and therefore the costs to make them fully compliant are not expected to be material. The Company is currently in the process of assessing the information systems in the remaining business units within these segments for year 2000 compliance. Business units whose information systems are not year 2000 compliant will either implement the Company's enterprise-wide information system or make modifications to existing systems. In addition, these segments are in the process of evaluating the computer


14|15

                       Essef Corporation and Subsidiaries



controlled equipment and other systems utilized in the business that use embedded processors that have the potential to be date sensitive to the year 2000 issue. Costs to replace or modify these information systems and processors are not expected to exceed $1 million and will be completed by mid-1999. In addition, the Swimming Pool Sales and Installation Segment in 1997, as part of an overall modernization and upgrade of its information systems, began preparing its computer systems and applications for the date change in the year 2000. To date, this process has involved modifying or replacing certain hardware and upgrading certain software and has not involved material costs to the Company. The Company believes that substantially all of the necessary systems and applications changes will be completed by mid-1999, and that the amount of additional costs, if any, needed to address the year 2000 issue will be immaterial. For all of the Company's business segments, the costs of the year 2000 issue are being funded through operating cash flow and are not material to the Company. The Company`s segments have also not deferred any significant information technology projects to address the year 2000 issue.

The Company currently believes it will be able to modify, replace or mitigate its affected systems in time to avoid any material detrimental impact on its operations. If the Company determines that it may be unable to modify and properly test affected systems on a timely basis, the Company intends to develop appropriate contingency plans for any such mission-critical systems at the time such determination is made. While the Company is not presently aware of any significant exposure that its systems will not be properly changed or modified on a timely basis, there can be no assurances that all year 2000 correction activities will be completed and properly tested before the year 2000, or that contingency plans will sufficiently mitigate the risk of a year 2000 readiness problem. An interruption of the Company's ability to conduct its business due to a year 2000 issue could have a material adverse effect on the Company. The Company is in the process of surveying suppliers and customers critical to its business for the purpose of obtaining assurance regarding their ability to properly operate their systems in the year 2000. The Company has targeted the completion of these activities by mid-1999. The Company will develop appropriate contingency plans in the event that a significant exposure is identified relative to the dependencies on third-party systems. While the Company is not presently aware of any such significant exposure, there can be no guarantee that the systems of third-parties on which the Company relies will be converted in a timely manner, or that a failure to properly convert by another company would not have a material adverse effect on the Company.

Private Securities Litigation Reform Act
----------------------------------------

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this Annual Report and other materials filed or to be filed with the Securities and Exchange Commission (as well as information included in oral or other written statements made or to be made by the Company) contains statements that are forward-looking. Such statements may relate to plans for future expansion, plant integrations and consolidations, business development activities, other capital spending, financing, or the effects of regulation and competition. Such information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include, but are not limited to those relating to: the costs of integrating acquired businesses; product development activities; dependence on existing management; global economic and market conditions; the impact of weather on the pool businesses; and year 2000 issues.

                       Essef Corporation and Subsidiaries



CONSOLIDATED STATEMENTS OF INCOME

                                                                   Years Ended September 30,
------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                      1998              1997             1996
------------------------------------------------------------------------------------------------------
Net sales                                                 $436,027          $306,061         $193,788
Cost of sales                                              315,904           219,870          142,551
------------------------------------------------------------------------------------------------------
Gross profit                                               120,123            86,191           51,237
Operating expenses
   Engineering and development                               6,056             5,834            4,874
   Selling                                                  45,201            29,804           13,890
   Administrative                                           35,009            24,534           15,881
   Plant closure costs                                          --             3,500               --
------------------------------------------------------------------------------------------------------
   Total operating expenses                                 86,266            63,672           34,645
------------------------------------------------------------------------------------------------------
Income from operations                                      33,857            22,519           16,592
   Interest expense                                          8,228             4,281            2,610
   Other expense (income), net                                 250               136             (258)
------------------------------------------------------------------------------------------------------
Income before income taxes                                  25,379            18,102           14,240
   Provision for income taxes                                8,801             6,336            4,984
------------------------------------------------------------------------------------------------------
Income from continuing operations                           16,578            11,766            9,256
Income from discontinued operations                             --                --               70
------------------------------------------------------------------------------------------------------
Net income                                                $ 16,578          $ 11,766         $  9,326
------------------------------------------------------------------------------------------------------
Per share information
   Income from continuing operations
     Basic                                                $   1.41          $   1.01         $    .80
     Diluted                                                  1.23               .89              .68
------------------------------------------------------------------------------------------------------
   Net income
     Basic                                                    1.41              1.01              .80
     Diluted                                                  1.23               .89              .68
------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

16|17

                       Essef Corporation and Subsidiaries



CONSOLIDATED BALANCE SHEETS

                                                                                 At September 30,
------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                        1998             1997
------------------------------------------------------------------------------------------------------
Assets
Current Assets
   Cash and cash equivalents                                                $  1,137         $  1,668
   Accounts receivable, less allowance for doubtful
     accounts of $3,198 and $3,048, respectively                              44,545           37,512
   Inventories                                                                50,163           34,597
   Prepayments and other                                                       3,069            2,173
------------------------------------------------------------------------------------------------------
     Total current assets                                                     98,914           75,950

Property, Plant and Equipment, at cost
   Land                                                                        2,995            1,285
   Buildings                                                                  32,658           25,389
   Machinery and equipment                                                   101,257           87,527
------------------------------------------------------------------------------------------------------
                                                                             136,910          114,201
   Less accumulated depreciation                                              57,834           50,381
------------------------------------------------------------------------------------------------------
     Net property, plant and equipment                                        79,076           63,820

Other Assets
   Goodwill, net                                                              74,444           60,349
   Deferred income taxes                                                       4,391            5,706
------------------------------------------------------------------------------------------------------
   Other                                                                      10,098            9,058
------------------------------------------------------------------------------------------------------
     Total other assets                                                       88,933           75,113
------------------------------------------------------------------------------------------------------
                                                                            $266,923         $214,883
------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
Current Liabilities
   Short-term borrowings                                                    $  3,853         $  5,320
   Current maturities of long-term debt                                          859              549
   Accounts payable                                                           23,871           20,028
   Accrued expenses                                                           33,301           27,237
   Accrued income taxes                                                        3,685            8,668
------------------------------------------------------------------------------------------------------
     Total current liabilities                                                65,569           61,802

Long-Term Debt                                                               112,622           81,658

Other Long-Term Liabilities                                                    5,054            5,977

Shareholders' Equity
   Preferred shares no par value,
     authorized 1,000,000 shares, none issued                                     --              --
   Common shares no par value, authorized 40,000,000 shares, issued
     12,321,933 and 12,148,994 shares in 1998 and 1997, respectively          50,570           32,234
   Treasury shares at cost, 503,927 shares in 1998 and 1997                   (7,962)          (7,962)
   Retained earnings                                                          40,888           41,099
   Foreign currency translation adjustment                                       182               75
------------------------------------------------------------------------------------------------------
     Total shareholders' equity                                               83,678           65,446
------------------------------------------------------------------------------------------------------

                                                                            $266,923         $214,883
------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                       Essef Corporation and Subsidiaries



CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

-------------------------------------------------------------------------------------------------------------------
                                                                             Cumulative
                                                    Common       Retained    Translation   Treasury
(Dollars in thousands)                               Stock       Earnings    Adjustment      Stock        Total
-------------------------------------------------------------------------------------------------------------------
Balance - September 30, 1995                        $21,361      $29,012      $  2,003     $   (950)     $51,426
Net income                                               --        9,326            --           --        9,326
Exercise of stock options
   (42,203 shares)                                       83           --            --           --           83
Purchase of treasury shares
   (402,597 shares)                                      --           --            --       (7,012)      (7,012)
Foreign currency
   translation adjustment                                --           --          (485)          --         (485)
-------------------------------------------------------------------------------------------------------------------
Balance - September 30, 1996                         21,444       38,338         1,518       (7,962)      53,338
Net income                                               --       11,766            --           --       11,766
Exercise of stock options
   (22,601 shares)                                      132           --            --           --          132
10% stock dividend                                    9,005       (9,005)           --           --           --
Executive stock option accrual                        1,653           --            --           --        1,653
Foreign currency
   translation adjustment                                --           --        (1,443)          --       (1,443)
-------------------------------------------------------------------------------------------------------------------
Balance - September 30, 1997                         32,234       41,099            75       (7,962)      65,446
Net income                                               --       16,578            --           --       16,578
Issuance of shares for
   acquisitions (97,184 shares)                       1,654           --            --           --        1,654
Exercise of stock options
   (75,755 shares)                                      456           --            --           --          456
10% stock dividend                                   16,789      (16,789)           --           --           --
Executive stock option accrual                         (838)          --            --           --         (838)
Tax benefits from exercise
   of stock options                                     275           --            --           --          275
Foreign currency
   translation adjustment                                --           --           107           --          107
-------------------------------------------------------------------------------------------------------------------
Balance - September 30, 1998                        $50,570      $40,888     $     182      $(7,962)     $83,678
-------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.



18|19

                       Essef Corporation and Subsidiaries



CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                            Years Ended September 30,
----------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                               1998             1997              1996
----------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
   Net income                                                      $ 16,578         $  11,766         $  9,326
   Adjustments to reconcile net income to net cash
     from operating activities
       Depreciation and amortization                                 12,148             7,621            5,467
       Deferred taxes                                                 5,538            (2,149)             343
       Other                                                           (958)            1,236              637
   Changes in operating assets and liabilities
     Accounts receivable                                             (1,617)            9,107           (3,508)
     Inventories                                                     (6,605)              423           (2,604)
     Prepayments and other                                           (2,334)             (537)             613
     Accounts payable                                                    95            (6,587)           3,762
     Accrued expenses                                                   915             7,861              747
     Accrued income taxes                                            (4,984)            4,336            1,620
----------------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                     18,776            33,077           16,403
----------------------------------------------------------------------------------------------------------------

Cash Flows From Investing Activities
   Additions to property, plant and equipment                       (15,407)          (16,058)          (6,580)
   Business acquisitions                                            (37,602)          (81,387)            (936)
   Proceeds from sale of business                                     4,308             5,071               --
   Other, net                                                          (869)             (857)          (1,449)
----------------------------------------------------------------------------------------------------------------
       Net cash used in investing activities                        (49,570)          (93,231)          (8,965)
----------------------------------------------------------------------------------------------------------------

Cash Flows From Financing Activities
   Proceeds from long-term debt                                      31,274           114,533               --
   Repayments of long-term debt                                          --           (54,173)          (3,331)
   (Decrease) increase in short-term borrowings                      (1,467)           (1,290)           1,572
   Treasury stock acquired                                               --                --           (7,012)
   Proceeds from exercise of stock options                              456               132               83
----------------------------------------------------------------------------------------------------------------
       Net cash provided by (used in) financing activities           30,263            59,202           (8,688)
----------------------------------------------------------------------------------------------------------------
       Net decrease in cash and cash equivalents                       (531)             (952)          (1,250)

Cash and Cash Equivalents
   Beginning of year                                                  1,668             2,620            3,870
----------------------------------------------------------------------------------------------------------------
   End of year                                                     $  1,137         $   1,668         $  2,620
----------------------------------------------------------------------------------------------------------------
Supplemental Cash Flow Information
   Interest paid                                                   $  8,026         $   3,705         $  2,450
   Income taxes paid, net                                             8,299             4,165            3,080

Non Cash Financing and Investing Activities
   Stock issued in acquisitions                                       1,654                --               --
----------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                       Essef Corporation and Subsidiaries



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BUSINESS
Essef Corporation and subsidiaries (the "Company") operate in three segments and specialize in products that are used to move, store, treat and enjoy water. The Company's products are used in the residential, commercial, industrial and municipal markets. The Swimming Pool and Spa Equipment Segment is a leading supplier of equipment including filters, pumps, heaters, controls, valves, lights, accessories, and tile. The Water Treatment and Systems Equipment Segment provides fiberglass-reinforced pressure vessels and subsystems for water and other liquids. The Swimming Pool Sales and Installation Segment is the largest residential in-ground pool sales and installation business in the United States.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company. All significant intercompany items have been eliminated.

REVENUE RECOGNITION
Revenues from the sale of products are recognized upon shipment. Revenues from contracts related to the installation of swimming pools are recognized on the percentage-of-completion accounting method. Projected losses on individual contracts are provided for in their entirety in the year the loss becomes known.

CASH AND CASH EQUIVALENTS
The Company considers all highly liquid short term investments with initial maturities of three months or less to be cash equivalents.

DEPRECIATION AND AMORTIZATION
Depreciation is computed using the straight-line method for financial reporting purposes while accelerated methods are used for tax reporting purposes. Assets, valued at cost, are generally being depreciated over their useful lives as follows: buildings, 30 years; and machinery and equipment, 3 to 15 years.

FINANCIAL INSTRUMENTS
The Company has financial instruments which consist primarily of cash and cash equivalents, receivables, payables and debt instruments. The Company has determined that the estimated fair value of its financial instruments approximates carrying value.

GOODWILL
Goodwill arising from business acquisitions is amortized using the straight-line method over 40 years. Accumulated amortization at September 30, 1998 and 1997, was $3,115,000 and $1,425,000, respectively. The Company continually evaluates goodwill based on the present value of estimated future cash flows to assess impairment.

INCOME TAXES
The provision for income taxes includes federal, foreign, state and local taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets.

EARNINGS PER SHARE
Effective October 1, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). Prior period results have been restated to reflect the adoption of SFAS 128. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is based on the combined weighted average number of common shares and common share equivalents outstanding which include the assumed exercise or conversion of options. In computing diluted earnings per share, the Company has utilized the treasury stock method.

20|21

                       Essef Corporation and Subsidiaries



The computation of weighted average common and common equivalent shares used in the calculation of basic and diluted earnings per share is shown below:

(Dollars in thousands except per share data)
-------------------------------------------------------------
                                1998       1997      1996
-------------------------------------------------------------
Numerator
   Income from continuing
     operations                $16,578    $11,766   $  9,256
-------------------------------------------------------------
   Net income available to
     common shareholders       $16,578    $11,766   $  9,326
-------------------------------------------------------------
Denominator
   Weighted average common
     shares outstanding         11,721     11,645     11,623
   Dilutive effect of stock
     options and awards          1,783      1,574      2,129
-------------------------------------------------------------
   Denominator for net income
     per share, diluted         13,504     13,219     13,752
-------------------------------------------------------------
Income per share from
   continuing operations
     Basic                     $  1.41    $  1.01   $    .80
     Diluted                      1.23        .89        .68

Net income per share
     Basic                        1.41       1.01        .80
     Diluted                      1.23        .89        .68
-------------------------------------------------------------


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

2. BUSINESS ACQUISITIONS
On July 22, 1998, the Company acquired the net operating assets and real estate of Rainbow Lifegard, Inc., Rainbow Molding, Inc., and Kencar, Inc., collectively known as Rainbow for $24,577,000, including transaction costs. The acquisition has been accounted for as a purchase; and thus, the purchase price has been allocated to the assets and liabilities based on their preliminary estimated fair value as of the date of acquisition. Such estimates may be revised at a later date. The results of operations have been included in the Company's results since the date of acquisition. Rainbow designs and manufactures accessory products for pools, spas and aquariums and has been integrated into the Swimming Pool and Spa Equipment Segment.

On May 1, 1997, the Company acquired certain assets and assumed certain liabilities of General Aquatics, Inc., for $76,898,000, including transaction costs. The acquisition has been accounted for as a purchase and the results of operations have been included in the Company's results since the date of acquisition. General Aquatics consisted of three business units, American Products, KDI Paragon and Anthony & Sylvan Pools. American Products and KDI Paragon design and manufacture swimming pool and spa equipment for the residential, commercial, institutional and municipal markets and have been integrated into the Swimming Pool and Spa Equipment Segment. Anthony & Sylvan Pools is now reflected as the Company's Swimming Pool Sales and Installation Segment.

                       Essef Corporation and Subsidiaries

2. BUSINESS ACQUISITIONS (CONTINUED)
The cost in excess of the fair value of the net assets acquired for both of these acquisitions and those discussed below are being amortized on a straight-line basis over 40 years.

The following table is a summary of these transactions:

(Dollars in thousands)
-----------------------------------------------------------
                                                 General
                                     Rainbow     Aquatics
-----------------------------------------------------------
Fair value of identifiable
   assets acquired                   $21,247      $66,262

Costs in excess of net
   assets acquired                     6,281       43,575

Less liabilities assumed              (2,951)     (32,939)
-----------------------------------------------------------
Net cash paid for acquisition        $24,577      $76,898
-----------------------------------------------------------


The following unaudited pro forma combined results of operations give effect to the Rainbow acquisition as though it were completed at the beginning of 1998 and the General Aquatics acquisition as though it had been completed at the beginning of 1997. The pro forma information has been presented for comparative purposes only and does not purport to be indicative of what would have occurred had the acquisitions been made at the beginning of the respective years, or of results which may occur in the future.

(Dollars in thousands except per share data)
-------------------------------------------------------------
                              Net         Net     Earnings
(Unaudited)                  Sales      Income    Per Share
-------------------------------------------------------------
1998 Pro forma
   for Rainbow              $459,318    $17,464     $1.29

1997 Pro forma
   for General Aquatics      394,102      9,182       .70
-------------------------------------------------------------


Also in 1998 within the Swimming Pool and Spa Equipment Segment, the Company acquired two swimming pool tile distribution businesses, Cozad & O'Hara, Inc., and Thompson Ceramic Tile. These acquisitions expanded the Company's tile distribution capabilities to the Western United States and Florida. Additionally in 1998, the Company acquired the net operating assets of Tango Pools, an installer of swimming pools in Las Vegas, Nevada, and Pools by Andrews, Inc., an installer of pools in Florida, into its Swimming Pool Sales and Installation Segment. These four acquisitions were accounted for as purchases and the Company paid as consideration for these businesses a total of $14,105,000 in a combination of cash and Essef Corporation Common Stock. These transactions did not have a significant impact on the Company's pro forma earnings.

In September 1997, the Company also acquired selected assets of Stark Aquatic Systems, a manufacturer of large fiberglass filter systems for application in commercial pools, water parks and aquariums. The transaction did not have a significant impact on pro forma earnings.

3. INITIAL PUBLIC OFFERING AND SPIN-OFF
In May 1998, the Company announced its intention to separate from the Company its Swimming Pool Sales and Installation Segment ("Anthony & Sylvan") and the associated assets and liabilities of such business. To accomplish the separation, the Company plans to commence an initial public offering for 15 to 20 percent of Anthony & Sylvan's shares. The Company also plans to distribute the remaining shares of Anthony & Sylvan to the Company's shareholders. Such distribution is contingent, upon, among other things, the distribution qualifying as a tax-free distribution for federal income tax purposes under
Section 355 of the Internal Revenue Code of 1986. The Company and Anthony & Sylvan have entered, or will enter, into on or prior to the consummation of the initial public offering, certain arrangements governing various interim and ongoing relationships between the companies, including agreements that will provide for administrative services, tax allocations, intercompany borrowings and indemnification.

4. PLANT CLOSURE
In 1997, as a result of the acquisition of General Aquatics, the Company closed its Pac-Fab plant in City of Industry, California. Most of this plant's operations were consolidated into the General Aquatics plant in Moorpark, California.

22|23

                       Essef Corporation and Subsidiaries

The costs associated with the plant closure resulted in a charge of $3,500,000 ($2,275,000 after tax, or $.17 per diluted share) in the fourth quarter of 1997.

5. INVENTORIES
Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for 22% and 36% of inventories in 1998 and 1997, respectively. The balance of the Company's inventories are valued using the first-in, first-out (FIFO) method. A summary of inventories at September 30 follows:

(Dollars in thousands)
-------------------------------------------------------------
                                      1998         1997
-------------------------------------------------------------
FIFO cost
   Raw materials                     $24,543      $17,482
   Work-in-process                     1,926        4,483
   Finished goods                     24,818       13,857
-------------------------------------------------------------
                                      51,287       35,822
Excess of FIFO over LIFO cost         (1,124)      (1,225)
-------------------------------------------------------------
Net inventories                      $50,163      $34,597
-------------------------------------------------------------

6. ACCRUED EXPENSES
Accrued expenses consisted of the following at September 30:

(Dollars in thousands)
--------------------------------------------------------------
                                      1998         1997
--------------------------------------------------------------
Accrued compensation                 $12,769      $11,093
Customer advance payments              5,982        3,738
Other                                 14,550       12,406
--------------------------------------------------------------
                                     $33,301      $27,237
--------------------------------------------------------------

7. SHORT-TERM BORROWINGS
The Company's European subsidiaries have working capital lines of credit of approximately $15,000,000. At September 30, 1998 and 1997, $1,595,000 and
$3,312,000, respectively, was outstanding under these lines of credit. At September 30, 1998, interest was at rates ranging from 3.95% to 8.5%. In addition, a note payable on demand of $2,258,000 and $2,008,000 relating to an acquisition was outstanding at September 30, 1998 and 1997, respectively. The interest rate on the note is 6%.

8. LONG-TERM DEBT
Long-term debt consists of the following at September 30:

(Dollars in thousands)
-------------------------------------------------------------
                                      1998         1997
-------------------------------------------------------------
Revolving credit facility           $110,940      $79,700
Other loans                            2,541        2,507
-------------------------------------------------------------
                                     113,481       82,207
Less current maturities                 (859)        (549)
-------------------------------------------------------------
                                    $112,622      $81,658
-------------------------------------------------------------

In May 1998, the Company amended its existing unsecured multi-currency revolving loan facility ("Credit Facility"), increasing it $50,000,000, bringing the total facility to $185,000,000. The Credit Facility matures April 30, 2003, and may be extended in one-year increments with the approval of the bank group. The Credit Facility includes commitment reductions at specified dates and for events throughout the term of the loan; however, the commitment does not reduce below $135,000,000. Interest rates are based on increments over the LIBOR or foreign currency equivalent rate. A 25 basis point facility fee was payable on the total amount of the commitment. As of September 30, 1998, interest rates ranged from 6.0% to 6.50%. The Company is in compliance with all of its covenants under its credit facilities.

In May 1997, the Company entered into an interest rate swap agreement with a commercial bank which effectively converts $30,000,000 of its floating rate debt to a fixed rate of 6.33%. The effective interest rate on this fixed portion of debt was 7.33% at September 30, 1998. The Company does not use derivatives for trading purposes.

Aggregate maturities of long-term debt are the following: 1999, $859,000; 2000, $438,000; 2001, $310,000; 2002, $184,000; 2003, $111,090,000; and $600,000
thereafter.

                       Essef Corporation and Subsidiaries

9. INCOME TAXES
The provision for income taxes is calculated based upon the following components of income before taxes:

(Dollars in thousands)
--------------------------------------------------------------
                             1998       1997        1996
   Domestic                 $23,614     $16,750    $11,850
   Foreign                    1,765       1,352      2,390
--------------------------------------------------------------
                            $25,379     $18,102    $14,240
--------------------------------------------------------------

Significant components of the provision for income taxes are as follows:

(Dollars in thousands)
--------------------------------------------------------------
                             1998       1997        1996
--------------------------------------------------------------
Current
   Federal                  $4,136      $7,149      $4,396
   Foreign                     210         432        (277)
   State                       434         959         546
--------------------------------------------------------------
     Total current           4,780       8,540       4,665
--------------------------------------------------------------
Deferred
   Federal                   3,354      (1,860)        294
   Foreign                     606         (51)        (25)
   State                        61        (293)         50
--------------------------------------------------------------
     Total deferred          4,021      (2,204)        319
--------------------------------------------------------------
                            $8,801      $6,336      $4,984
--------------------------------------------------------------

Significant components of the Company's deferred tax assets and liabilities are as follows at September 30:

(Dollars in thousands)
--------------------------------------------------------------
                                        1998        1997
--------------------------------------------------------------
Deferred tax assets
   Nondeductible accruals               $7,727      $8,697
   Other                                 1,226       1,157

Deferred tax liabilities
   Book basis of fixed assets
     in excess of tax basis             (3,866)     (3,700)
   Tax amortization of goodwill
     in excess of book                    (691)       (292)
   Other                                    (5)       (156)
--------------------------------------------------------------
Net deferred tax asset                  $4,391      $5,706
--------------------------------------------------------------

The consolidated tax provision differs from the tax provision computed at the statutory United States tax rate of 35% for 1998 and 1997 and 34% for 1996 for the following reasons:

(Dollars in thousands)
--------------------------------------------------------------
                             1998       1997        1996
--------------------------------------------------------------
Tax provision at statutory
   Federal rate             $8,883      $6,336      $4,842
State income taxes             322         433         557
Foreign tax differential       198         (92)       (597)
Other items, net              (602)       (341)        182
--------------------------------------------------------------
                            $8,801      $6,336      $4,984
--------------------------------------------------------------


10. LEASES
The Company leases certain of its facilities and equipment. Total rental expenses were $5,879,000, $3,100,000, and $1,521,000 in 1998, 1997 and 1996,
respectively. Minimum annual rental commitments for the next five years under non-cancelable operating leases are the following: 1999, $5,712,000; 2000, $4,790,000; 2001, $3,556,000; 2002, $2,236,000; 2003, $1,636,000; and $1,321,000
thereafter.

11. RETIREMENT PLANS
The Company maintains defined contribution plans covering substantially all of its domestic employees. Participants are permitted to make pretax contributions to the plans as a percentage of compensation. The Company matches participant contributions, up to specified limits. In certain plans the Company also contributes a specified percentage of annual compensation of participants. Total Company contributions were approximately $2,498,000, $2,066,000 and $1,514,000 in 1998, 1997 and 1996, respectively.


24|25

                       Essef Corporation and Subsidiaries



12. CAPITAL STOCK AND STOCK OPTION PLAN
On January 29, 1998, the Board of Directors authorized a 10% stock dividend to be distributed on March 3, 1998, to shareholders of record on February 12, 1998. On February 28, 1997, the Company distributed a 10% stock dividend to shareholders of record on February 7, 1997. On September 9, 1997, the Company distributed a 2-for-1 stock split to shareholders of record on August 22, 1997. The consolidated financial statements have been retroactively restated to reflect the number of shares outstanding following the aforementioned dividends and split.

The Company has a stock option plan for employees granting ten year options for the purchase of up to 1,210,000 common shares of the Company. Options vest over periods ranging from three to five years from the date of grant. The outstanding options expire at various dates through the year 2007. Activity in the stock option plan is as follows:

---------------------------------------------------------------
                                   Number         Price
                                 of Options     per Share
---------------------------------------------------------------
Outstanding September 30, 1995    577,886     $1.39--$  6.82
   Granted                        196,187            $  7.23
   Cancelled or expired            (3,047)           $  6.82
   Exercised                      (42,202)    $1.39--$  3.51
---------------------------------------------------------------

Outstanding September 30, 1996    728,824     $1.39--$  7.23
   Granted                         22,000            $ 14.16
   Cancelled or expired            (8,531)    $1.39--$  7.23
   Exercised                      (22,601)    $1.39--$  7.23
---------------------------------------------------------------

Outstanding September 30, 1997    719,692     $1.39--$14.16
   Granted                             --               --
   Cancelled or expired           (57,571)    $6.74--$  6.82
   Exercised                      (75,755)    $1.39--$  7.23
---------------------------------------------------------------

Outstanding September 30,  1998   586,366     $1.39--$14.16
---------------------------------------------------------------

Exercisable September 30,  1998   470,936
---------------------------------------------------------------

At September 30, 1998, the weighted average exercise price and weighted average remaining contractual life for outstanding options described above were $6.47 per share and 4.3 years, respectively.

In addition to the options shown above, in 1990 the Company granted options to the Chief Executive Officer to purchase on a stock split and dividend adjusted basis, 2,351,756 common shares at $.83 per share. These options expire ten years from the date of grant and are fully vested. None of these options have been exercised.

Additionally, in 1995 and 1996, the Company granted certain officers options to purchase 60,500 and 181,500 common shares, respectively, which expire ten years from the date of grant. The vesting of these options was based on attainment of specified results and periods of service. In 1998 the performance criteria on these options was achieved. Given this achievement, $1,148,000 of the remaining compensation expense related to these options will be amortized in future periods based on the remaining vesting schedule for the options related to these officers. Also, in 1998 the Company cancelled 363,000 options which had previously been granted to another officer of the Company, following the resignation of that officer. The results of operations in 1998 include a net reduction of $838,000 of compensation expense related to the options of these three officers compared to expense provided in 1997 of $1,653,000.

The following table summarizes information about the Company's performance based stock options outstanding at September 30, 1998:

-------------------------------------------------------------
                                      Weighted    Weighted
                                       Average     Average
  Exercise     Number      Number     Remaining   Exercise
   Price      Granted   Exercisable      Life      Price
-------------------------------------------------------------
    $0.83     2,351,756   2,351,756      2.0        $0.83
     6.75        60,500          --      6.4         6.75
     7.23       181,500          --      8.0         7.23
-------------------------------------------------------------
              2,593,756   2,351,756      2.5        $1.42
-------------------------------------------------------------

                       Essef Corporation and Subsidiaries

13. BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION
The Company operates in three business segments: Swimming Pool and Spa Equipment; Water Treatment and Systems Equipment; and Swimming Pool Sales and Installation. The Swimming Pool and Spa Equipment Segment supplies pumps, filters, heaters, controls, valves, lights, accessories, and tile for swimming pools and spas. The Water Treatment and Systems Equipment Segment manufactures products for moving, storing and treating water in residential, commercial, industrial, and municipal water supply systems. Geographically, the manufacturing operations of the two previously described segments are located in the United States, Europe, and India. The Swimming Pool Sales and Installation Segment installs residential in-ground concrete swimming pools throughout the United States.

The following table contains a summary of information of each industry segment:


BY INDUSTRY SEGMENT
------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                        Net          Income from          Total           Capital        Depreciation
                                             Sales         Operations          Assets        Expenditures     & Amortization
------------------------------------------------------------------------------------------------------------------------------
Swimming Pool and
   Spa Equipment
     1998                                  $193,950          $21,642          $128,042          $ 5,897             $ 5,283
     1997                                   134,430           12,267            93,721            3,536               2,831
     1996                                   103,201            9,273            44,318            2,080               1,925
------------------------------------------------------------------------------------------------------------------------------
Water Treatment and
   Systems Equipment
     1998                                   103,576            7,966            69,920            7,271               4,771
     1997                                    99,513           10,003            63,413           11,725               4,057
     1996                                    90,587           10,222            60,377            4,458               3,513
------------------------------------------------------------------------------------------------------------------------------
Swimming Pool Sales
   and Installation
     1998                                   148,116            7,728            53,972            2,091               2,032
     1997                                    74,205            8,143            43,939              760                 702
     1996                                        --               --                --               --                  --
------------------------------------------------------------------------------------------------------------------------------
Corporate
     1998                                        --           (3,479)           14,989              148                  62
     1997                                        --           (4,394)           13,810               37                  31
     1996                                        --           (2,903)            6,553               42                  29
------------------------------------------------------------------------------------------------------------------------------
Intersegment
     1998                                    (9,615)              --                --               --                  --
     1997                                    (2,087)              --                --               --                  --
     1996                                        --               --                --               --                  --
------------------------------------------------------------------------------------------------------------------------------
Consolidated
     1998                                   436,027           33,857           266,923           15,407              12,148
     1997                                   306,061           26,019           214,883           16,058               7,621
     1996                                   193,788           16,592           111,248            6,580               5,467
------------------------------------------------------------------------------------------------------------------------------

(1) 1997 operating income excludes a $3,500,000 charge related to a plant closure.

26|27

                       Essef Corporation and Subsidiaries


Export sales from the Company's United States operations were approximately $15,168,000, $19,085,000 and $16,133,000 for the years ended September 30, 1998,
1997 and 1996, respectively.

The following table contains a summary of information by geographic area:

BY GEOGRAPHIC AREA
-------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                        Net          Income from          Total           Capital        Depreciation
                                             Sales         Operations          Assets        Expenditures     & Amortization
-------------------------------------------------------------------------------------------------------------------------------
United States
   1998                                    $394,597          $34,653          $219,684          $11,942             $10,961
   1997                                     274,351           28,697           176,658           11,920               6,554
   1996                                     164,526           17,244            84,244            5,468               4,228
-------------------------------------------------------------------------------------------------------------------------------
Foreign
   1998                                      41,430            2,683            32,250            3,317               1,125
   1997                                      31,710            1,716            24,415            4,101               1,036
   1996                                      29,262            2,251            20,451            1,070               1,210
-------------------------------------------------------------------------------------------------------------------------------
Corporate
   1998                                          --           (3,479)           14,989              148                  62
   1997                                          --           (4,394)           13,810               37                  31
   1996                                          --           (2,903)            6,553               42                  29
-------------------------------------------------------------------------------------------------------------------------------
Consolidated
   1998                                     436,027           33,857           266,923           15,407              12,148
   1997                                     306,061           26,019           214,883           16,058               7,621
   1996                                     193,788           16,592           111,248            6,580               5,467
-------------------------------------------------------------------------------------------------------------------------------

(1) 1997 operating income excludes a $3,500,000 charge related to a plant closure.

                       Essef Corporation and Subsidiaries

14. MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK
Net sales to one customer in the Swimming Pool and Spa Equipment Segment with which the Company has a long-standing relationship amounted to $49,588,000 and $32,420,000 in 1998 and 1997, respectively. At September 30, 1998, accounts receivable from this customer represents less than 5% of total accounts receivable.

The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral to support customer receivables. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

15. BUSINESS DISPOSITIONS
On July 8, 1998, the Company completed the sale of substantially all of the assets of its subsidiary Enpac Corporation for $3,500,000, subject to adjustment, to a corporation controlled by the co-trustee of trusts that beneficially own approximately 6% of the Company's common shares. The results of operations have been included in the Company's results up to the date of sale and no material gain or loss was recognized on the sale transaction.

The Company divested its subsidiary Hobson Brothers Aluminum Foundry and Mold Works, Inc., in January 1997. The subsidiary has been designated as a discontinued operation in the financial statements. No material gain or loss was recognized on the sale transaction.

16. LITIGATION
Twenty-eight lawsuits have been brought against the Company before the United States District Court for the Southern District of New York, including a class action on behalf of passengers, various individual passenger actions, and claims by Celebrity Cruises, Inc. ("Celebrity"), concerning alleged exposure by passengers to Legionnaire's bacteria aboard the cruise ship M/V Horizon, a ship operated by Celebrity. The claims against the Company generally are based on allegations that the Company designed, manufactured and marketed sand filters that were installed in a spa on the Horizon and allegations that the spa contained bacteria that infected certain passengers on cruises from December 1993 through July 1994. Claims have also been asserted against Celebrity, Fantasia Cruising, Inc. (the ship's owner), the German company that designed the spa, and several companies that designed, manufactured and marketed other component parts of the spa. Although the aggregate claims in the class action and other actions against the Company and the other defendants exceed $200 million, management believes the Company has meritorious defenses. While the outcome of this matter cannot be predicted with certainty, based on information presently available, the Company does not believe that this matter will have a material adverse effect on the Company's financial position, results of operations or cash flows. The Company intends to vigorously defend these matters.

The Company and other defendants recently entered into an agreement to settle the class action portion of the aforementioned litigation. In November 1998, the court issued an order which preliminarily approved the settlement, representing in excess of $100 million of claims, subject to a final hearing in February 1999. The Company's portion of this settlement, which is not material, is covered by insurance.

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

28|29

                       Essef Corporation and Subsidiaries



17. ACCOUNTING PRONOUNCEMENTS
In June 1997, the Financial Accounting Standards Board ("Board") issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and to display the accumulated balance of other comprehensive income separately from retained earnings and common stock in the shareholders' equity section of the balance sheet. The Company is required to adopt SFAS 130 in fiscal 1999. Such adoption is not expected to have a material effect on the Company.

In June 1997, the Board issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS 131 requires that a public business enterprise report financial and descriptive information about its reportable operating segments such as a measure of segment income or loss, certain specific revenue and expense items, and segment assets. The Company is required to adopt SFAS 131 in fiscal 1999. Such adoption is not expected to have a material effect on the Company.

In June 1998, the Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities and requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company is required to adopt SFAS 133 in fiscal 2000. The Company is currently evaluating the requirements of SFAS 133 but, based on its limited use of derivative financial instruments, does not expect it to have a material effect on the Company.

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



/s/ Thomas B. Waldin
Thomas B. Waldin
President and Chief Executive Officer



/s/ Stuart D. Neidus
Stuart D. Neidus
Executive Vice President
and Chief Financial Officer

30|31

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders
Essef Corporation

We have audited the accompanying consolidated balance sheets of Essef Corporation and subsidiaries as of September 30, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Essef Corporation and subsidiaries as of September 30, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1998 in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP
Cleveland, Ohio
November 13, 1998

BUSINESS PROFILES

SWIMMING POOL AND SPA EQUIPMENT

PAC-FAB, RAINBOW LIFEGARD, COMPOOL,
NATIONAL POOL TILE, PARAGON AQUATICS

LOCATIONS:    Sanford, NC; Moorpark, CA; El Monte, CA;
              Mountain View, CA;  Anaheim, CA;
              LaGrangeville, NY.

GEOGRAPHIC
PENETRATION:  Worldwide

MARKETS:      Residential and Commercial

PRODUCTS:     Swimming pool components including high pressure/ high flow pumps, sand filters, cartridge filters, diatemaceous earth filters, heaters, computer- automated control systems and valves, drains, fittings, underwater lights, skimmers, accessories and tile;
              Swimming pool deck and underwater equipment including diving towers, starting platforms, lifeguard chairs, stainless steel railings, underwater windows, lights and speakers, water polo goals, grab rails, and ladders.

BRAND NAMES:  Compool, WhisperFlo(TM), Ultra-Flow(TM), Challenger(TM),
              Maxim(TM), Pinnacle(TM), Laguna(TM), Triton(TM), Eclipse(TM), Tagelus(TM), Meteor(TM), Nautilus(TM), Quantum(TM), Warrior(TM), Titan(TM), Star(TM), Sea Horse(TM), Predator(TM), MiniMax(TM), Amerlite(TM), Aqua-Light(TM), Aqua-Lumin(TM), AquaNeon(TM), Hi-Lite(TM), Spa Brite(TM), FIBERworks(TM), Bermuda(TM), Luxury Jets(TM), Vac-Mate(R), Hydro-Skim(R), Leaf Eater(R), Posi-Clor(R), Lifegard(R), Rainbow Lifegard(R), Pro-Vac(R), Concorde(TM), Mini-Vac(TM), Uni-Vac(TM); Paraflyte, Quickset, Competitor, Varsity, Sturdee, Rover, Lookout, and Stark Aquatics.

APPLICATIONS: Residential and commercial swimming pools and spas; Water parks and aquariums.


WATER TREATMENT AND SYSTEMS EQUIPMENT

STRUCTURAL, WELLMATE, CODELINE, EUROIMPEX

LOCATIONS:    Chardon, OH;  Herentals, Belgium; Escondido, CA; Goa, India;
              Milan, Italy; Ontario, CA; Taipei, Taiwan; Shanghai, China.

GEOGRAPHIC
PENETRATION:  Worldwide

PRODUCTS:     Composite and fiberglass pressure vessels, 6" to 96" diameter, membrane housings for high and low pressure filtration and cross flow separation processes. ASME code pressure vessels, hydropneumatic pressure boost and well system tanks.

BRAND NAMES:  Codeline(TM), Polyglass, Bajonet, ROmate(TM), CompTec(TM),
              WellMate(TM), Universal(TM), MiniMate(TM), and Low-Profile(TM).

APPLICATIONS: Reverse osmosis, ultrafiltration and microfiltration of water and other liquid streams; Filtration, ion exchange, hot water and other liquid processing and chemical storage; Water processing and treatment; Water well and pressure boosting systems.


SWIMMING POOL SALES AND INSTALLATION

ANTHONY & SYLVAN

HEADQUARTERS: Doylestown, PA.

GEOGRAPHIC
PENETRATION:  United States

Markets: Southern Connecticut/West Chester County, NY; Newark/North Jersey; Freehold/Jersey Shore; Cherry Hill/South Jersey; Philadelphia/Eastern Pennsylvania; Allentown/ Bethleham/ Easton, PA; Willmington, DE; Washington-Baltimore; Northern Virginia; Charlotte, NC; Atlanta, GA; Jacksonville, Orlando, Daytona Beach, Palm Beach, Ft. Lauderdale, Miami, Ft. Myers, Tampa, FL; Dallas, Houston, TX; Las Vegas, NV; Los Angeles/Orange County, South Bay/San Jose, CA.

Products:     Sales and installation of new residential in-ground concrete swimming pools and spas; Renovation of existing pools and spas;
              Pool supplies.

32|33

DIRECTORS

Ralph T. King (1,2,3)
Chairman of the Board
Essef Corporation

James M. Biggar (2,3)
President and Chief Executive Officer
Glencairn Corporation

Gordon D. Harnett (1,3,4)
Chairman, President and
Chief Executive Officer
Brush Wellman, Inc.

George M. Humphrey, II (2,3,4)
President and Principal
Extrudex, LP

Mary Ann Jorgenson, Esq. (4)
Partner
Squire, Sanders & Dempsey LLP

Thomas B. Waldin (1)
President and Chief Executive Officer
Essef Corporation

Committees of the Board: 1. Executive Committee 2. Audit Committee 3. Compensation Committee 4. Committee on Directors

CORPORATE OFFICERS

Thomas B. Waldin
President and
Chief Executive Officer

Douglas J. Brittelle
Executive Vice President

Gerald C. Hornick
Executive Vice President

Stuart D. Neidus
Executive Vice President and
Chief Financial Officer

Mark E. Brody
Vice President - Finance

Mary Ann Jorgenson, Esq.
Secretary

Kevan K. Langner
Assistant Secretary and
General Counsel

SUBSIDIARIES AND MAJOR FACILITIES

Pac-Fab, East
1620 Hawkins Avenue
Sanford, NC 27330
Phone: 919-774-4151
Internet: www.purextriton.com

Pac-Fab, West
10951 West Los Angeles Avenue
Moorpark, CA 93021
Phone: 805-523-2400
Internet: www.purextriton.com

Rainbow Lifegard
11204 Asher Street
El Monte, CA 91731
Phone: 626-443-6114

Compool Corporation
599 Fairchild Drive
Mountain View, CA 94043
Phone: 415-964-2201
Internet: www.compool.com

National Pool Tile Group
2840 Mira Loma Avenue
Anaheim, CA 92806
Phone: 714-630-2216

Paragon Aquatics
341 Route 55, West Wing
LaGrangeville, NY 12540
Phone: 914-452-5500

Structural North America
Pressure Vessel Division
Industrial Parkway
Chardon, OH 44024
Phone: 440-286-4116
Internet: www.structural.com

WellMate Division
Industrial Parkway
Chardon, OH 44024
Phone: 440-286-4116

Codeline Division
2181 Meyers Avenue
Escondido, CA 92029
Phone: 760-738-3000

Structural Europe N.V.
Industriepark Wolfstee
B-2200 Herentals, Belgium
Phone: 011-32-14-25.99.11

Structural India Private Ltd
Verne Industrial Park, Phase II
Goa, India 403722
Phone: 011-91-83-478-3132

Euroimpex S.p.A.
Via Reiss Romoli, 4
20019 - Settimo Milanese
Milan, Italy
Phone: 011-392-33.50.12.13

Structural Asia/Pacific
   Taipei Office
   28F, No. 285, Sec. 2
   Wen Hua Road
   Panchiao City, Taipei County
   Taiwan, R.O.C.
   Phone: 011-886-2-2253-1721

   Shanghai Office
   101, No.1800, Zhong Shan
   West Road
   Zao Fong Universe Building
   Shanghai 200233
   P.R. CHINA
   Phone: 011-86-21-6440-0447

Anthony & Sylvan Pools Corporation
3739 Easton Road, Route 611
Doylestown, PA 18901
Phone: 215-489-5600
Internet: www.anthony-sylvan.com

GENERAL INFORMATION

ANNUAL MEETING
The Annual Meeting of Shareholders of
Essef Corporation will be held at the
Corporate offices in Chardon, Ohio, on
February 4, 1999 at 10:00 a.m.

TRANSFER AGENT AND REGISTRAR
National City Bank, Corporate Trust
Administration, P.O. Box 94915
Cleveland, OH 44101-4915
800-622-6757

FORM 10-K
Copies of the Company's Annual Report on
Form 10-K as filed with the Securities and Exchange Commission will be provided upon written request to:

     Mark E. Brody
     Vice President - Finance
     Essef Corporation
     220 Park Drive
     Chardon, Ohio 44024

STOCK EXCHANGE LISTING
Essef Corporation Common Shares are
listed in the NASDAQ Stock Market under
the symbol ESSF.

                                     ESSEF
                               CORPORATE OFFICES
                                 220 Park Drive
                              Chardon, Ohio 44024
                                 (440) 286-2200
                                 www.essef.com